Form 10-K405, Exhibit 13
period 1997-12-31
AVIS RENT A CAR INC
filed 1998-03-27
CIK 1040445

                                    [LOGO]

                              1997 Annual Report

                             Avis Rent A Car, Inc.

              [LOGO]

                          A MESSAGE FROM THE CHAIRMAN

Dear Avis Shareholder:

    On behalf of the Board of Directors and our 18,000 Avis colleagues, we are pleased to present Avis' first annual report to shareholders highlighting the Company's impressive financial results and the major milestones achieved in 1997. Avis has emerged from this past year as a stronger and more focused company, dedicated to building customer loyalty and increasing value to our shareholders.

    On September 24, 1997, as a result of its successful IPO, the Company completed its transition from being a wholly-owned subsidiary of HFS Incorporated (now Cendant Corporation) to a publicly traded company on the New York Stock Exchange. Just prior to this major event, Avis completed the purchase of The First Gray Line Corporation, the second largest Avis System franchisee in North America, on August 20, 1997.

    In recent years, the car rental industry has undergone significant change. Our major competitors have either been sold to public companies or gone public themselves. In addition, the industry has enjoyed the benefit of meaningful price increases--the first in many years.

    As we prepared to go public, we made a commitment to our shareholders to focus on the U.S. car rental market and take advantage of significant and unique opportunities that present themselves with a mission to build shareholder value. We are pleased to report that this commitment was kept in 1997.

A YEAR OF CHANGE AND ACCOMPLISHMENTS: 1997 MILESTONES

    RECORD PRO FORMA FINANCIAL RESULTS

    On a pro forma basis, for the year ended December 31, 1997, the Company reported revenue of $2.2 billion, a 5.9 percent increase over 1996. Net income and diluted earnings per share were $39.4 million and $1.26, respectively, representing increases of 360 percent and 350 percent from net income and diluted earnings per share of $8.6 million and 28 cents, respectively, for 1996.

    Our record results reflect the positive impact of price increases in the industry, the successful integration of The First Gray Line Corporation into our existing operations, and our persistent focus on improving operating margins.

    INITIAL PUBLIC OFFERING

    On September 24, 1997, on our first day of trading on the New York Stock Exchange, a total of 18.5 million shares of Avis common stock were sold in the United States and Canada and 3.9 million shares sold outside the U.S. and Canada. The initial offering price of $17 per share and closing stock price of $22 yielded a 32 percent gain as more than 14.5 million shares changed hands that day. Officials at the New York Stock Exchange said the Avis IPO was the most heavily traded issue, on a percentage basis, in the 205-year history of the Exchange.

    STRATEGIC ACQUISITION OPPORTUNITY

    On August 20, 1997, Avis Rent A Car System, Inc. the Company's car rental subsidiary in the United States, purchased all of the outstanding capital stock of The First Gray Line Corporation for approximately $195 million in cash, plus expenses. At that time, First Gray Line, through its subsidiary, Grand Rent A Car Corp., was the second largest Avis System franchisee in North America with 70 locations in Southern California, Nevada and Arizona. Overall, Grand's operations accounted for approximately ten percent of the total Avis U.S. system car rental revenues. More importantly, the acquisition became immediately accretive to our earnings. We will continue to explore other acquisitions that we feel will immediately enhance shareholder value.

    INNOVATIVE FLEET FUNDING

    In 1997, the Company refinanced the entire fleet through an innovative financing program that "locked-in" a significant portion of fleet debt at very attractive rates to mitigate the Company's interest rate risk over the long-term.

    DISCRIMINATION SUIT SETTLEMENT

    Avis' new management team has moved aggressively to enforce our "zero-tolerance" policy on discrimination and to promote diversity and inclusiveness among Avis' workforce. On December 22, 1997, Avis Rent A Car System, Inc. and the Washington Lawyer's Committee for Civil Rights and Urban Affairs announced a settlement dismissing all claims against Avis in PUGH ET AL.
V. AVIS RENT A CAR SYSTEMS, INC. AND NEW HANOVER RENT A CAR, INC. The settlement is pending approval by the U.S. District Court in Wilmington, NC.

    IMPROVING BUSINESS MIX

    Combined with Avis' continuing focus on commercial customers, the growing leisure segment offers new opportunities for earnings growth and better fleet utilization. Today, the Avis customer profile is mostly comprised of business travelers who account for approximately 63 percent of rental transactions. The Company is seeking to focus on profitable transactions and balance its business mix between the commercial and leisure segments. The Company feels that it has the opportunity to leverage its brand power in continuing to better balance its business mix between leisure and commercial customers.

    INCREASING BRAND LOYALTY

    The Company has developed a marketing data base that allows it to focus on the individual customers who produce the most profit annually. We are developing unique services tailored to these customers designed to increase their loyalty to the Avis brand. In addition, we are training our management and staff to recognize these individual customers and to become adept at delivering tailored services. The Company believes that enhancement of Avis loyalty with our most profitable customers will ultimately lead to significantly improved profitability.

    LEVERAGING SYNERGIES WITH CENDANT

    The Company is fortunate to enjoy a close relationship with Cendant Corporation. We are exploring ways to leverage cross-marketing synergies with Cendant to access an enormous pool of customers in the expansive hospitality, relocation, and time share sector as well as those available from their formidable direct marketing data base. The Company is also realizing cost savings by using Cendant preferred alliances for improved purchasing power, including telecommunications, printing services, and media purchasing.

    EMPLOYEE SURVEY

    For the first time at all locations, Avis initiated a major company-wide employee survey designed to determine attitudes and perceptions about Avis and provide an opportunity to offer feedback to senior management on items that are either working well or need attention. This annual survey will be used as a benchmark for determining how the Company is performing in terms of its newly established values.

    EXECUTIVE CHANGES

    In addition to my appointment as Chairman and Chief Executive Officer in March 1997, a new executive management team was formed, consisting of: F. Robert Salerno, President and Chief Operating Officer; Kevin M. Sheehan, Executive Vice President and Chief Financial Officer; John H. Carley, Executive Vice President and General Counsel; Kevin Carey, Senior Vice President, Human Resources; and Patricia D. Yoder, Senior Vice President, Corporate Communications.

    On September 24, 1997, the Avis Board of Directors was established. The new Board members, in addition to myself, are: Alun Cathcart, Leonard S. Coleman, Jr., Martin L. Edelman, Esq., Deborah L. Harmon, Stephen P. Holmes, Michael Kennedy, Esq., Michael P. Monaco, F. Robert Salerno and Michael L. Tarnopol. We feel that the varied executive expertise of the Board and the specialized abilities of the executive management team, provide the Company with excellent leadership.

INDUSTRY OVERVIEW

    After years of rising operating costs and flat rental car rates, the car rental industry experienced strong results this past year. Here are some of the reasons the U.S. car rental industry did well in 1997:

    RATES INCREASING

    For the past ten years, the cost of renting a car has only increased, on average, at the rate of one percent per year. In 1997, car rental companies are reporting that their rates have increased between five and seven percent. Negotiated corporate travel rates, which in past years stayed constant, have also increased. The general industry rate increase has been bolstered by the investment in revenue/yield management systems by the major car rental companies.

    DEMAND STRONG

    Approximately two-thirds of the industry's revenue is derived at airports. For 1997, airline travel increased by 2.7 percent. Looking ahead in 1998, car rental volume should be up anywhere from three percent to five percent.

    PUBLIC OWNERSHIP IMPACT

    Recently, several car rental companies have gone public, or were purchased by publicly-traded companies. This change in ownership has resulted in industry management's strong focus on delivering shareholder value.

AVIS STRATEGY MOVING FORWARD

    The Company's overall objective is to maintain our commitment to improve profitability through five key elements:

    - Capitalizing on changing industry dynamics

    - Improving business mix and fleet utilization

    - Increasing brand loyalty through targeted marketing

    - Pursuing strategic acquisition opportunities to increase operating leverage

    - Capitalizing on cross marketing and other synergistic arrangements with Cendant

    A number of environmental factors are driving overall growth of the car rental industry and will help the company increase profitability. These include increased air travel; trends toward shorter, more frequent vacations; an aging and more affluent U.S. population; and increased business travel.

    At the same time, the $16.4 billion car rental industry is experiencing strong, consistent growth. Small-and medium-sized businesses have emerged as major players in the domestic and global economies. These fast growing companies have become a more significant portion of Avis' commercial accounts.

    A significant Avis advantage is its technological leadership. The Wizard System remains the state-of-the-art management information system in the industry, with the most comprehensive range of applications. Avis' global communications network is directly linked to major travel webs, allowing greater access by customers around the world.

    We feel that the true potential of the Cendant relationship is still unrealized and we will continue to focus on this opportunity.

    Moving forward, we are pleased with our accomplishments in 1997. I would like to thank our Avis colleagues for their hard work and dedication this past year, especially under such demanding circumstances. However, there is still much to be done in the coming year. All of us at Avis are excited about the challenges ahead as we begin the process of reaffirming our commitment to shareholder value and customer service.

    Our vision is to become the world's pre-eminent rent a car brand. We have the people, resources and commitment to make our vision a reality.

                                          Sincerely,

                                                       [LOGO]

                                          R. Craig Hoenshell
                                          Chairman and Chief Executive Officer

                       SELECTED HISTORICAL FINANCIAL DATA
    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND AVERAGE REVENUE PER RENTAL
                                  TRANSACTION)

    The selected financial data for the year ended December 31, 1993 are derived from the Unaudited Consolidated Financial Statements of the Company. The financial data for the years ended December 31, 1994 and 1995, the periods ended October 16, 1996 and December 31, 1996 and the year ended December 31, 1997 are derived from the Company's Audited Consolidated Financial Statements of the Company. The financial data for the year ended December 31, 1993 are unaudited but, in the opinion of management, have been prepared on the same basis as the Audited Consolidated Financial Statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the financial position and results of operations for the periods presented.

                                                   PREDECESSOR COMPANIES(A)
                                    ------------------------------------------------------    OCTOBER 17, 1996
                                                                           JANUARY 1, 1996        (DATE OF
                                          YEARS ENDED DECEMBER 31,               TO             ACQUISITION)
                                    -------------------------------------    OCTOBER 16,             TO
                                       1993         1994         1995           1996        DECEMBER 31, 1996(D)
                                    -----------  -----------  -----------  ---------------  --------------------
STATEMENTS OF OPERATIONS DATA:
Revenue...........................  $ 1,333,477  $ 1,412,400  $ 1,615,951    $ 1,504,673        $    362,844
Costs and expenses:
Direct operating, net.............      646,821      664,993      724,759        650,750             167,682
Vehicle depreciation and lease
  charges, net....................      257,723      309,415      411,102        376,185              89,448
Selling, general and
  administrative(c)(d)............      222,629      252,024      269,434        283,180              68,215
Interest, net.....................      114,036      128,898      145,199        120,977              34,212
Amortization of cost in excess of
  net assets acquired.............        4,439        4,754        4,757          3,782               1,026
                                    -----------  -----------  -----------  ---------------       -----------
Income before provision for
  income taxes....................       87,829       52,316       60,700         69,799               2,261
Provision for income taxes........       34,375       30,213       34,635         31,198               1,040
                                    -----------  -----------  -----------  ---------------       -----------
Net income........................  $    53,454  $    22,103  $    26,065    $    38,601        $      1,221
                                    -----------  -----------  -----------  ---------------       -----------
                                    -----------  -----------  -----------  ---------------       -----------
Earnings per share:(e)
  Basic...........................  $      1.73  $       .72  $       .84    $      1.25        $        .04
  Diluted.........................  $      1.73  $       .72  $       .84    $      1.25        $        .04

STATEMENTS OF FINANCIAL POSITION
  DATA:
Vehicles, net.....................  $ 1,716,518  $ 1,873,158  $ 2,167,167    $ 2,404,275        $  2,243,492
Total assets......................  $ 2,419,684  $ 2,603,113  $ 2,824,898    $ 3,187,697        $  3,131,357
Debt..............................  $   842,541  $ 1,060,123  $ 1,109,747    $ 1,355,595        $  2,295,474
Vehicle financing notes--due to
  affiliates......................  $ 1,010,000  $ 1,050,000  $ 1,180,000    $ 1,289,500        $    247,500
Stockholders' equity..............  $   628,256  $   658,351  $   688,360    $   741,307        $     76,540
Total liabilities and
  stockholders' equity............  $ 2,419,684  $ 2,603,113  $ 2,824,898    $ 3,187,697        $  3,131,357

SELECTED OPERATING DATA:
Number of vehicle rental locations
  at period end...................          656          576          541            550                 546
Peak number of vehicles during
  period..........................      151,964      150,966      167,511        196,077             177,839
Average number of vehicles during
  period..........................      134,926      137,715      150,853        174,813             172,461
Number of rental transactions
  during period (in thousands)....       10,003       10,577       11,544         10,272               2,534
Average revenue per rental
  transaction during period.......  $       133  $       134  $       140    $       146        $        143

                                          COMBINED         YEAR ENDED
                                         YEAR ENDED       DECEMBER 31,
                                    DECEMBER 31, 1996(B)      1997
                                    --------------------  ------------
STATEMENTS OF OPERATIONS DATA:
Revenue...........................      $  1,867,517       $2,046,154
Costs and expenses:
Direct operating, net.............           818,432          863,839
Vehicle depreciation and lease
  charges, net....................           465,633          542,090
Selling, general and
  administrative(c)(d)............           351,395          415,728
Interest, net.....................           155,189          167,314
Amortization of cost in excess of
  net assets acquired.............             4,808            6,860
                                         -----------      ------------
Income before provision for
  income taxes....................            72,060           50,323
Provision for income taxes........            32,238           22,850
                                         -----------      ------------
Net income........................      $     39,822       $   27,473
                                         -----------      ------------
                                         -----------      ------------
Earnings per share:(e)
  Basic...........................           --            $      .89
  Diluted.........................           --            $      .88
STATEMENTS OF FINANCIAL POSITION
  DATA:
Vehicles, net.....................      $  2,243,492       $3,018,856
Total assets......................      $  3,131,357       $4,278,956
Debt..............................      $  2,295,474       $2,826,422
Vehicle financing notes--due to
  affiliates......................      $    247,500       $   --
Stockholders' equity..............      $     76,540       $  450,021
Total liabilities and
  stockholders' equity............      $  3,131,357       $4,278,956
SELECTED OPERATING DATA:
Number of vehicle rental locations
  at period end...................               546              612
Peak number of vehicles during
  period..........................           196,077          212,104
Average number of vehicles during
  period..........................           174,226          186,317
Number of rental transactions
  during period (in thousands)....            12,806           13,667
Average revenue per rental
  transaction during period.......      $        146       $      150

------------------------
(a) See Note 1 to the Audited Consolidated Financial Statements of the Company. The 1993 amounts are unaudited.

(b) Presented on a combined twelve-month basis and includes the results of the Predecessor Companies for the period January 1, 1996 to October 16, 1996 and the results of the Company for the period October 17, 1996 (Date of Acquisition) to December 31, 1996.

(c) The year ended December 31, 1997 includes a 4% royalty fee payable to Cendant.

(d) The amounts for the periods October 17, 1996 (Date of Acquisition) to December 31, 1996 include charges from Cendant. See Note 4 to the Audited Consolidated Financial Statements.

(e) Basic and diluted earnings per share are computed based on 30,925,000 shares of Common Stock, the number of shares of Common Stock outstanding before this offering for all periods presented, except for diluted earnings per share for 1997. Diluted earnings per share is calculated based on 31,181,134 shares of Common Stock which includes the dilutive effect of the assumed exercise of outstanding stock options.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

    On October 17, 1996, Cendant acquired the Franchisor and its subsidiaries, which included the operations presently conducted by the Company (the "Acquisition"). The Acquisition was accounted for as a purchase.

    On August 20, 1997, the Company purchased First Gray Line. First Gray Line was the then second largest Avis System franchisee in North America with locations in Southern California, Nevada and Arizona.

    On September 24, 1997, the Company issued and sold 22,425,000 shares of its common stock in an initial public offering ("IPO") and received net proceeds of $359.3 million. The net proceeds were used to repay amounts outstanding under a credit facility established to complete the First Gray Line acquisition, pay certain acquisition expenses incurred to complete the First Gray Line acquisition and to prepay outstanding indebtedness. The Franchisor has entered into the Master License Agreement with the Company granting the Company the right to operate as a franchisee under the Avis System. As an Avis System franchisee, the Company is required to make payments consisting of a base royalty of 3.0% of the Company's revenue payable monthly and a supplemental royalty of 1.0% of revenue payable quarterly in arrears (which will increase 0.1% per year commencing in 1999, and in each of the following four years thereafter to a maximum of 1.5%). Until July 30, 2002, the supplemental royalty or a portion thereof may be deferred if the Company does not attain certain financial targets.

    The Company conducts vehicle rental operations through wholly-owned subsidiaries in the United States, Canada, Puerto Rico, the U.S. Virgin Islands, Argentina, Australia and New Zealand. Revenue is derived principally from time and mileage charges for vehicle rentals and, to a lesser extent, fees for loss damage waivers, liability insurance and other products and services.

    The Company's expenses consist primarily of:

       - Direct operating expenses (primarily wages and related benefits, concessions and commissions paid to airport authorities, vehicle insurance premiums and other costs relating to the operation of the rental fleet).

       - Depreciation and lease charges relating to the rental fleet (including net gains or losses upon the disposition of vehicles).

       - Selling, general and administrative expenses (including royalties, advertising, reservations and marketing costs, and commissions paid to airlines and travel agencies).

       - Interest expense relating primarily to financing of the rental fleet.

    The Company's profitability is primarily a function of the volume and pricing of its rental transactions and the utilization of its rental fleet. Significant changes in the Company's net cost of vehicles or in interest rates can also have a material effect on the Company's profitability, depending on its ability to adjust its rental rates. In addition, because the Company is required to pay royalties based on its revenue, not its profits, royalty payments could increase during a period of declining profits. The Company's royalty fee obligations and its significant expenditures for vehicles and facilities impose a significant need for liquidity.

    Management believes that a more meaningful comparison of the results of operations for the years ended December 31, 1997 and 1996 is obtained by presenting results on a pro forma basis to give effect to the following transactions as if they had occurred on January 1 of each period presented: the acquisition of the Company by Cendant and the establishment of a franchisor/franchisee relationship; the acquisition of First Gray Line and the repayment of debt with net proceeds (after the acquisition of First Gray Line) from the IPO.

    The following discussion and analysis provides information that management believes to be relevant to understanding the Company's consolidated financial position and results of operations. For comparative purposes, results for 1996 are presented on a combined twelve-month basis and include the results of the Predecessor Companies for the period January 1, 1996 to October 16, 1996 and the results of the Company for the period October 17, 1996 (Date of Acquisition) to December 31, 1996. As a result of the Acquisition, the Consolidated Financial Statements for the period subsequent to the Acquisition are presented on a different basis of accounting than those for the period prior to the Acquisition and, therefore, are not directly comparable. A separate discussion of the results of operations for the Company has been presented for the period October 17, 1996 through December 31, 1996 compared to October 17, 1995 through December 31, 1995 in light of the reporting of separate results from October 17, 1996 (Date of Acquisition) and the different basis of accounting for the period prior to the Acquisition. This discussion should be read in conjunction with the Audited Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain items in the Company's consolidated statements of operations (dollars in thousands):

                                                HISTORICAL                                UNAUDITED PRO FORMA(C)
                              ----------------------------------------------  ----------------------------------------------
                                         PERCENTAGE              PERCENTAGE              PERCENTAGE              PERCENTAGE
                                             OF       COMBINED       OF                      OF                      OF
                               1995(A)     REVENUE     1996(B)     REVENUE      1996       REVENUE      1997       REVENUE
                              ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
Revenue.....................  $1,615,951      100.0   $1,867,517      100.0   $2,055,519      100.0   $2,175,897      100.0
                              ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
Costs and Expenses:
  Direct operating, net.....    724,759        44.9     818,432        43.8     905,534        44.0     920,283        42.3
  Vehicle depreciation,
    and lease charges,
    net.....................    411,102        25.4     465,633        25.0     493,306        24.0     559,433        25.7
  Selling, general and
    administrative..........    269,434        16.7     351,395        18.8     439,674        21.4     422,053        19.4
  Interest, net.............    145,199         9.0     155,189         8.3     183,115         8.9     192,598         8.9
  Amortization of cost in
    excess of net assets
    acquired................      4,757         0.3       4,808         0.3       9,295         0.5       9,743         0.4
                              ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
                              1,555,251        96.3   1,795,457        96.2   2,030,924        98.8   2,104,110        96.7
                              ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
Income before provision for
  income taxes..............     60,700         3.7      72,060         3.8      24,595         1.2      71,787         3.3
Provision for income
  taxes.....................     34,635         2.1      32,238         1.7      16,028         0.8      32,355         1.5
                              ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
Net income..................  $  26,065         1.6   $  39,822         2.1   $   8,567         0.4   $  39,432         1.8
                              ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
                              ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------

------------------------------

(a) Represents the results of operations of the Predecessor Companies. See Note 1 to the Audited Consolidated Financial Statements.

(b) For comparative purposes, results for 1996 are presented on a combined twelve-month basis and include the results of the Predecessor Companies for the period January 1, 1996 to October 16, 1996 and the results of the Company for the period October 17, 1996 (Date of Acquisition) to December 31, 1996. See Note 1 to the Audited Consolidated Financial Statements. A separate discussion has been presented below for the period October 17, 1996 to December 31, 1996 compared to the period October 17, 1995 to December 31, 1995.

(c) Includes the effects of the following transactions as if they had occurred on January 1 of each period presented: (i) the acquisition of the Company by Cendant and the establishment of a franchisor/franchisee relationship, (ii) the acquisition of First Gray Line and (iii) the repayment of debt with the net proceeds (after the purchase of First Gray Line) from the IPO.

PRO FORMA YEAR ENDED DECEMBER 31, 1997 COMPARED TO PRO FORMA YEAR ENDED DECEMBER
  31, 1996

  REVENUE

    Revenue for the year ended December 31, 1997 increased 5.9%, from $2,055.5 million to $2,175.9 million, over 1996, primarily reflecting a 3.5% increase in the number of rental transactions and a 2.3% increase in revenue per rental transaction. The revenue increase resulted from greater overall market demand.

  COSTS AND EXPENSES

    Total costs and expenses for 1997 increased 3.6%, from $2,030.9 million to $2,104.1 million, over 1996. Direct operating expenses for 1997 increased 1.6%, from $905.5 million to $920.3 million, over 1996. As a percentage of revenue, direct operating expenses for 1997 declined to 42.3% from 44.0% for 1996. Operating efficiencies were derived primarily from lower vehicle damage costs (0.3% of revenue), lower facility costs (0.3% of revenue), lower vehicle insurance costs (0.2% of revenue), lower vehicle registration costs (0.6% of revenue) and a decline in wages and benefits as a percentage of revenue (0.2% of revenue).

    Vehicle depreciation and lease charges for 1997 increased 13.4%, from $493.3 million to $559.4 million, over 1996. As a percentage of revenue, vehicle depreciation and lease charges for 1997 was 25.7% of revenue, as compared to 24.0% of revenue for 1996. The change reflected a 3.2% increase in the average rental fleet required to service higher rental day activity. In addition, due to favorable market conditions for the sale of certain model vehicles, the net proceeds received in excess of book value upon the disposition of used vehicles was $30.0 million higher in 1996 as compared to 1997. This resulted in a 1.7% reduction in vehicle depreciation and lease charges as a percentage of revenue in 1996.

    Selling, general and administrative expenses for 1997 decreased 4.0%, from $439.7 million to $422.1 million, over 1996. As a percentage of revenue, selling, general and administrative expenses for 1997 decreased to 19.4% from 21.4% for 1996. This decrease was the result of lower reservation costs due to operating efficiencies and reduced marketing costs as a result of the elimination of certain marketing programs in place during the first half of 1996, partially offset by higher royalty fees due to increased revenue.

    Interest expense, net, for 1997 increased 5.2%, from $183.1 million to $192.6 million, over 1996, due primarily to (i) higher borrowings required to finance the growth of the rental fleet, partially offset by lower average interest rates.

    The provision for income taxes for 1997 increased 101.9%, from $16.0 million to $32.4 million, over 1996. The effective tax rate for 1997 was 45.1% as compared to 65.2% for 1996. The increase in the tax provision and the decrease in the effective tax rate were primarily due to higher domestic income before provision for income taxes. The effective tax rate includes differences between the foreign income tax rates and the statutory income tax rate, tax on the repatriation of foreign earnings, and foreign withholding taxes on dividends paid to the Company.

    Net income for 1997 increased 360.3%, from $8.6 million to $39.4 million, over 1996. The increase reflects higher revenue and decreased operating costs and expenses as a percentage of revenue in 1997 as explained above.

PERIOD FROM OCTOBER 17, 1996 TO DECEMBER 31, 1996 COMPARED TO PERIOD FROM OCTOBER 17, 1995 TO DECEMBER 31, 1995 (DOLLARS IN THOUSANDS):

                                                                                    OCTOBER 17, 1996
                                                  OCTOBER 17, 1995                      (DATE OF
                                                         TO                           ACQUISITION)
                                                  DECEMBER 31, 1995    PERCENTAGE    TO DECEMBER 31,   PERCENTAGE
                                                PREDECESSOR COMPANIES  OF REVENUE         1996         OF REVENUE
                                                ---------------------  -----------  -----------------  -----------
                                                     (UNAUDITED)

Revenue.......................................       $   333,503            100.0      $   362,844          100.0
Costs and expenses:
  Direct operating, net.......................           154,141             46.2          167,682           46.2
  Vehicle depreciation, net and lease
    charges...................................            87,862             26.3           89,448           24.7
  Selling, general and administrative.........            62,774             18.8           68,215           18.8
  Interest, net...............................            31,222              9.4           34,212            9.4
  Amortization of cost in excess of net assets
    acquired..................................               987              0.3            1,026            0.3
                                                      ----------            -----         --------          -----
                                                         336,986            101.0          360,583           99.4
                                                      ----------            -----         --------          -----
Income (loss) before provision (benefit) for
  income taxes................................            (3,483)            (1.0)           2,261            0.6
Provision (benefit) for income taxes..........            (1,989)            (0.6)           1,040            0.3
                                                      ----------            -----         --------          -----
Net income (loss).............................       $    (1,494)            (0.4)     $     1,221            0.3
                                                      ----------            -----         --------          -----
                                                      ----------            -----         --------          -----

  REVENUE

    Revenue for the period October 17, 1996 to December 31, 1996 (the "1996 Period") increased 8.8%, from $333.5 million to $362.8 million, over the corresponding period in 1995 (the "1995 Period"), reflecting a 7.0% increase in the number of rental transactions and a 1.7% increase in revenue per rental transaction. The revenue increase resulted from greater overall market demand.

  COSTS AND EXPENSES

    Total costs and expenses for the 1996 Period increased 7.0%, from $337.0 million to $360.6 million, over the 1995 Period. Direct operating expenses for the 1996 Period increased 8.8%, from $154.1 million to $167.7 million, over the 1995 Period. For both the 1996 and 1995 Periods, direct operating expenses were 46.2% of revenue. The 1996 Period reflected lower manpower (0.8% of revenue), as well as lower facility costs (1.2% of revenue), offset by higher maintenance and damage costs (2.0% of revenue).

    Vehicle depreciation and lease charges for the 1996 Period increased 1.8%, from $87.9 million to $89.4 million, over the 1995 Period. As a percentage of revenue, vehicle depreciation and lease charges for the 1996 Period decreased to 24.7% of revenue as compared to 26.3% of revenue for the 1995 Period. The change reflected a 10.8% increase in the average rental fleet required to service higher rental day activity and a 7.5% decrease in the average monthly cost per vehicle. In addition, the net proceeds received in excess of book value upon the disposition of used vehicles improved by $1.7 million or 0.4% of revenue in the 1996 Period over the 1995 Period. This was primarily due to favorable market conditions for the sale of certain model vehicles.

    Selling, general and administrative expenses for the 1996 Period increased 8.7%, from $62.8 million to $68.2 million, over the 1995 Period. The increase was due primarily to fees of $6.5 million payable to Cendant for the 1996 Period.

    Interest expense, net, for the 1996 Period increased 9.6%, from $31.2 million to $34.2 million, over the 1995 Period, primarily due to higher borrowings required to finance the increased cost and size of the rental fleet.

    The provision for income taxes for the 1996 Period increased to $1.0 million from a benefit for income taxes of $2.0 million for the 1995 Period. The increase in the tax provision was primarily due to having income before taxes for the 1996 Period as compared to a loss before taxes for the 1995 Period. The effective tax rate for the 1996 Period was 46.0% as compared to 57.1% for the 1995 Period. The decrease in the effective tax rate was primarily due to a reduction in the tax effect of foreign operations. The tax effect of foreign operations includes differences between the foreign income tax rates and the statutory U.S. income tax rate, tax on the repatriation of foreign earnings, and foreign withholding taxes on dividends paid to the Company.

COMBINED YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  REVENUE

    Revenue for the year ended December 31, 1996 increased 15.6%, from $1,616.0 million to $1,867.5 million, over 1995, reflecting a 10.9% increase in the number of rental transactions and a 4.3% increase in revenue per rental transaction. The revenue increase resulted from greater overall market demand as well as the benefits of specific marketing initiatives implemented by the Company.

  COSTS AND EXPENSES

    Total costs and expenses for 1996 increased 15.4%, from $1,555.3 million to $1,795.5 million, over 1995. Direct operating expenses for 1996 increased 12.9%, from $724.8 million to $818.4 million, over 1995. As a percentage of revenue, direct operating expenses for 1996 decreased to 43.8% of revenue as compared to 44.9% of revenue for 1995. The improvement was primarily attributable to lower vehicle insurance costs (0.4% of revenue) resulting from improved claims experience, as well as lower facility costs (0.6% of revenue), offset in part by higher maintenance and damage costs (0.8% of revenue). In addition, 1995 expenses included environmental remediation costs and organizational restructuring charges which approximated 0.6% of revenue.

    Vehicle depreciation and lease charges for 1996 increased 13.3%, from $411.1 million to $465.6 million, over 1995. As a percent of revenue, vehicle depreciation and lease charges for 1996 were 24.9% of revenue in 1996, as compared to 25.4% of revenue in 1995. The change reflected a 15.5% increase in the average rental fleet required to service higher rental day activity, and a 1.0% increase in the average monthly cost per vehicle. In addition, the net proceeds received in excess of book value upon the disposition of used vehicles improved by $17.0 million or 0.7% of revenue in 1996 over 1995. This was primarily due to favorable market conditions for the sale of certain model vehicles.

    Selling, general and administrative expenses for 1996 increased 30.4%, from $269.4 million to $351.4 million, over 1995. The increase was primarily due to higher advertising and marketing expenditures. In addition, the increase reflected fees of $6.5 million payable to Cendant for the period October 17, 1996 to December 31, 1996.

    Interest expense, net, for 1996 increased 6.9%, from $145.2 million to $155.2 million, over 1995, due to higher borrowings required to finance the growth of the rental fleet, partially offset by lower average interest rates.

    The provision for income taxes for 1996 decreased 6.9%, from $34.6 million to $32.2 million, over 1995. The effective tax rate for 1996 was 44.7% as compared to 57.1% for 1995. The decrease in both the tax provision and the effective tax rate were primarily due to a reduction in the tax effect of foreign operations. The tax effect of foreign operations includes differences between the foreign income tax rates and the statutory U.S. income tax rate, tax on the repatriation of foreign earnings, and foreign withholding taxes on dividends paid to the Company.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's domestic and foreign operations are funded by cash provided by operating activities and by financing arrangements maintained by the Company in the United States, Canada, Puerto Rico, Argentina, Australia and New Zealand. The Company's primary use of funds is for the acquisition of new vehicles. In 1997, the Company's expenditures for new vehicles were approximately $4.4 billion and its proceeds from the disposition of used vehicles were approximately $3.4 billion. The increase in vehicles was due to the inclusion of vehicles previously financed under operating leases, the acquisition of First Gray Line and an increase in domestic fleet levels. For 1998, the Company expects its expenditures for new vehicles (net of proceeds from the disposition of used vehicles) to be higher than in 1997. New vehicles are generally purchased by the Company in accordance with the terms of Repurchase Programs. The financing requirements for vehicles typically reaches an annual peak during the second and third calendar quarters, as fleet levels build up in response to increased rental demand during that period. The typical low point for cash requirements occurs during the end of the fourth quarter and the beginning of the first quarter, coinciding with lower levels of fleet and rental demand. The Company has established methods for disposition of its used vehicles that are not covered by Repurchase Programs.

    The Company expects that cash flows from operations and funds from available credit facilities will be sufficient to enable the Company to meet its anticipated cash requirements for operating purposes for the next twelve months.

    The Company also makes capital investments for property improvements and non-revenue earning equipment. Capital investments for property improvements and non-revenue earning equipment were $24.7 million in 1997, and management estimates such expenditures will approximate $35 million in 1998. The Company's customer receivables also provide liquidity with approximately 12 days of daily sales outstanding.

    The Company has a consolidated fleet financing program that provides for up to $3.55 billion in financing for vehicles covered by Repurchase Programs, with up to 25% of the facility available for vehicles not covered by Repurchase Programs. The fleet program provides for the issuance of up to $1.9 billion of asset backed variable funding notes (the "Commercial Paper Notes") and $1.65 billion of asset-backed medium term notes (the "Medium Term Notes"). The Commercial Paper Notes and the Medium Term Notes are backed by, among other things, a first priority security interest in the Company's vehicle fleet. The Commercial Paper Notes are rated A-1 by Standard & Poor's Ratings Group ("Standard & Poor's") and P-1 by Moody's Investors Services, Inc. ("Moody's"). The Medium Term Notes are supported by a Surety Bond issued by MBIA and rated AAA by Standard & Poor's and Aaa by Moody's. At December 31, 1997, the Company had approximately $2.8 billion of debt outstanding under its fleet financing facilities. In addition, at December 31, 1997, the Company had approximately $828 million of additional credit available for vehicle purchases.

    On February 26, 1998 the Company issued an additional $600 million of asset-backed medium term notes (the "New MTNs"), the proceeds of which will be used to repay borrowings under its Commercial Paper Notes. The New MTNs will rank equal in right of payment with the Medium Term Notes and the Commercial Paper Notes and will be supported by a Surety Bond issued by CapMAC and rated AAA by Standard and Poor's and Aaa by Moody's.

    ARACS is party to a $350.0 million secured credit agreement (the "Credit Agreement") that provides for (i) a revolving credit facility in the amount of up to $125.0 million which is available on a revolving basis until December 31, 2000 (the "Final Maturity Date") in order to finance the general corporate needs of ARACS in the ordinary course of business (with up to $75.0 million of such amount available for the issuance of standby letters of credit to support worker's compensation and other insurance and bonding requirements of ARACS, the Company and their subsidiaries in the ordinary course of business), and (ii) a standby letter of credit facility of up to $225.0 million available on a revolving basis to fund (a) any shortfall in certain payments owing pursuant to fleet lease agreements and (b) maturing Commercial Paper Notes if such Commercial Paper Notes cannot be repaid through the issuance of additional Commercial Paper Notes or draws under the liquidity facility supporting the Commercial Paper Notes (the "Liquidity Facility"). Borrowings under the Credit Agreement are secured by substantially all of the tangible and intangible assets of the Company, including its intellectual property and its rights under the Master License Agreement, except for those assets which are subject to a negative pledge. At December 31, 1997, the Company had issued letters of credit under the Credit Facility of $34.5 million to support (i) certain insurance requirements and (ii) certain airport concession agreements and $200 million to support its Commercial Paper Notes.

    Approximately 42% of the Company's outstanding debt at December 31, 1997 was interest rate sensitive and had a weighted average interest rate at such date of 5.9%. The Company has developed an interest rate management policy, including a target mix for average fixed rate and floating rate indebtedness on a consolidated basis. However, an increase in interest rates may have a material adverse impact on the Company's profitability.

    Borrowings for the Company's international operations consist mainly of loans obtained from local and international banks. All borrowings for international operations are in the local currencies of the countries in which those operations are conducted and are unsecured. The Company guarantees only the borrowings of its subsidiaries in Australia and Puerto Rico. At December 31, 1997, the total debt for the Company's international operations was $81.7 million, of which $18.0 million was short-term (with original maturity of one year or less) and $63.7 million was long-term. The impact on liquidity and financial condition due to exchange rate fluctuations regarding the Company's foreign operations is not material.

RESTRICTIONS IMPOSED BY INDEBTEDNESS

    The agreements with the Company's lenders include a number of significant covenants that, among other things, restrict its ability to dispose of non-fleet assets, incur additional indebtedness, create liens, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations or engage in certain transactions with affiliates and otherwise restrict corporate activities. Certain of these agreements also require the Company to maintain specified financial ratios. A breach of any of these covenants or the inability of the Company to maintain the required financial ratios could result in a default in respect of the related indebtedness. In the event of a default, the lenders could elect, among other options, to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable, failing which the lenders could proceed against the collateral securing such indebtedness. As of December 31, 1997, the Company was in compliance with all such covenants related to these agreements.

INFLATION

    The increased acquisition cost of vehicles is the primary inflationary factor affecting the Company's operations. Many of the Company's other operating expenses are inflation sensitive, with increases in inflation generally resulting in increased costs of operations. The effect of inflation-driven cost increases on the Company's overall operating costs is not expected to be greater for the Company than for its competitors.

SEASONALITY

    The Company's third quarter, which covers the peak summer travel months, has historically been its strongest quarter, accounting for 28% and 46% of the Company's revenue and pre-tax income, respectively, in 1997. Any occurrence that disrupts travel patterns during the summer period could have a material adverse effect on the Company's annual operating results. The Company's fourth quarter is generally its weakest, when there is limited leisure travel and a greater potential for adverse weather conditions. Many of the Company's operating expenses, such as rent, insurance and personnel, are fixed and cannot be reduced during periods of decreased rental demand. As a result, there can be no assurance that the Company would have sufficient liquidity under all conditions.

RECENT PRONOUNCEMENT OF THE FINANCIAL ACCOUNTING STANDARDS BOARD

    Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") is a recent pronouncement of the Financial Accounting Standards Board, which is not required to be adopted at this date. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal year ending December 31, 1998. The adoption of this statement will not have a material effect on the Company's consolidated financial statements.

YEAR 2000

    The Company has evaluated the effect on its information systems, primarily computer software programs, to properly recognize and process date-sensitive information related to the Year 2000. A preliminary assessment indicates that ensuring the Company is Year 2000 compliant will involve a mix of purchasing new systems, modifying existing systems and confirming vendor compliance. The Company currently anticipates that incremental capital expenditures associated with the Year 2000 will not have a material impact on the Company's operations. The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issue. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

    The Company will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company currently believes that its information systems will be Year 2000 compliant by first quarter 1999.

FORWARD LOOKING INFORMATION

    This report contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition. These statements are based upon a number of assumptions and estimates which are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of the assumptions may not materialize and unanticipated events may occur which can affect the Company's results.

                               MARKET INFORMATION

    The Company's Common Stock is listed on the NYSE under the symbol "AVI". The following table sets forth for the period September 24, 1997 (date of IPO) to December 31, 1997 the high and low sales price per share of the Common Stock on the NYSE Composite Tape. As of March 18, 1998, there were approximately 4,752 holders of record. No dividends were paid in 1997.

1997                                                                               HIGH        LOW
-------------------------------------------------------------------------------  ---------  ---------
Fourth Quarter (from September 24).............................................   36 9/16    21 1/2

                             AVIS RENT A CAR, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                       PREDECESSOR COMPANIES      OCTOBER 17,
                                     -------------------------       1996
                                                   JANUARY 1,      (DATE OF
                                                      1996       ACQUISITION)
                                     YEAR ENDED        TO             TO         YEAR ENDED
                                      DECEMBER    OCTOBER 16,    DECEMBER 31,     DECEMBER
                                      31, 1995        1996           1996         31, 1997
                                     -----------  ------------  ---------------  -----------
Revenue............................   $1,615,951   $1,504,673      $ 362,844      $2,046,154
                                     -----------  ------------  ---------------  -----------
Costs and expenses:
  Direct operating, net............     724,759       650,750        167,682        863,839
  Vehicle depreciation, net........     324,186       275,867         66,790        460,629
  Vehicle lease charges............      86,916       100,318         22,658         81,461
  Selling, general and
    administrative.................     269,434       283,180         68,215        415,728
  Interest, net....................     145,199       120,977         34,212        167,314
  Amortization of cost in excess of
    net assets acquired............       4,757         3,782          1,026          6,860
                                     -----------  ------------  ---------------  -----------
                                      1,555,251     1,434,874        360,583      1,995,831
                                     -----------  ------------  ---------------  -----------
Income before provision for income
  taxes............................      60,700        69,799          2,261         50,323
Provision for income taxes.........      34,635        31,198          1,040         22,850
                                     -----------  ------------  ---------------  -----------
Net income.........................   $  26,065    $   38,601      $   1,221      $  27,473
                                     -----------  ------------  ---------------  -----------
                                     -----------  ------------  ---------------  -----------
Earnings per share:
Basic..............................   $     .84    $     1.25      $     .04      $     .89
                                     -----------  ------------  ---------------  -----------
                                     -----------  ------------  ---------------  -----------
Diluted............................   $     .84    $     1.25      $     .04      $     .88
                                     -----------  ------------  ---------------  -----------
                                     -----------  ------------  ---------------  -----------

        See accompanying notes to the consolidated financial statements.

                             AVIS RENT A CAR, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                  DECEMBER 31,     DECEMBER 31,
                                                                                      1996             1997
                                                                                 ---------------  ---------------

ASSETS
Cash and cash equivalents......................................................   $      50,886    $      76,663
Accounts receivable, net.......................................................         311,179          359,463
Due from affiliates, net.......................................................          61,807
Prepaid expenses...............................................................          40,155           47,360
Vehicles, net..................................................................       2,243,492        3,018,856
Property and equipment, net....................................................          98,887          122,860
Other assets...................................................................          14,526          115,689
Deferred income tax assets.....................................................         113,660          142,025
Cost in excess of net assets acquired, net.....................................         196,765          396,040
                                                                                 ---------------  ---------------
Total assets...................................................................   $   3,131,357    $   4,278,956
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable...............................................................   $     175,535    $     329,706
Accrued liabilities............................................................         329,245          328,411
Due to affiliates, net.........................................................                           44,512
Current income tax liabilities.................................................           4,790            9,749
Deferred income tax liabilities................................................          35,988           34,106
Public liability, property damage and other insurance liabilities, net.........         213,785          256,029
Debt...........................................................................       2,295,474        2,826,422
                                                                                 ---------------  ---------------
    Total liabilities..........................................................       3,054,817        3,828,935
                                                                                 ---------------  ---------------

Commitments and contingencies

Stockholders' equity:
Preferred stock ($.01 par value 20,000,000 shares authorized; none issued).....
Common stock ($.01 par value, 100,000,000 shares authorized; 30,925,000 shares outstanding at December 31, 1997; 8,500,000 shares outstanding at December
  31, 1996 after restatement for a 85,000 to 1 stock split on September 24,
  1997)........................................................................              85              309
Additional paid-in capital.....................................................          74,915          430,507
Retained earnings..............................................................           1,184           28,294
Foreign currency translation adjustment........................................             356           (9,089)
                                                                                 ---------------  ---------------
    Total stockholders' equity.................................................          76,540          450,021
                                                                                 ---------------  ---------------
Total liabilities and stockholders' equity.....................................   $   3,131,357    $   4,278,956
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

        See accompanying notes to the consolidated financial statements.

                             AVIS RENT A CAR, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                           FOREIGN
                                                                               ADDITIONAL                 CURRENCY
                                                                    COMMON       PAID-IN     RETAINED    TRANSLATION
                                                                     STOCK       CAPITAL     EARNINGS    ADJUSTMENT     TOTAL
                                                                  -----------  -----------  -----------  -----------  ---------
Balance, January 1, 1995........................................   $   2,977    $ 331,229    $ 323,277    $     868   $ 658,351
Net income for the year ended December 31, 1995.................                                26,065                   26,065
Tax benefit of ESOP income tax deductions.......................                   13,302                                13,302
Foreign currency translation adjustment.........................                                               (612)       (612)
Cash dividends..................................................                                (8,746)                  (8,746)
                                                                  -----------  -----------  -----------  -----------  ---------
Balance, December 31, 1995......................................       2,977      344,531      340,596          256     688,360
Net income for the period ended October 16, 1996................                                38,601                   38,601
Tax benefit of ESOP income tax deductions.......................                   12,939                                12,939
Foreign currency translation adjustment.........................                                              2,805       2,805
Cash dividends..................................................                                (1,398)                  (1,398)
                                                                  -----------  -----------  -----------  -----------  ---------
Balance, October 16, 1996.......................................   $   2,977    $ 357,470    $ 377,799    $   3,061   $ 741,307
                                                                  -----------  -----------  -----------  -----------  ---------
                                                                  -----------  -----------  -----------  -----------  ---------

Avis Rent A Car, Inc. ($.01 par value, 100,000,000 shares of
  Common Stock authorized; 8,500,000 shares of Common Stock
  outstanding at October 17, 1996 (Date of Acquisition) after restatement for a 85,000 to 1 stock split on September 24,
  1997).........................................................   $      85    $  74,915                             $  75,000
Net income for the period from October 17, 1996 to December 31,
  1996..........................................................                             $   1,221                    1,221
Foreign currency translation adjustment for the period October
  17, 1996 to December 31, 1996.................................                                          $     356         356
Additional minimum pension liability for the period October 17,
  1996 to December 31, 1996.....................................                                   (37)                     (37)
                                                                  -----------  -----------  -----------  -----------  ---------
Balance, December 31, 1996......................................          85       74,915        1,184          356      76,540
Net income for the year ended December 31, 1997.................                                27,473                   27,473
Sale of Class A common shares of Common Stock ($.01 par value)
  through an initial public offering of 22,425,000 shares of
  Common Stock on September 24, 1997............................         224      355,592                               355,816
Foreign currency translation adjustment.........................                                             (9,445)     (9,445)
Additional minimum pension liability............................                                  (363)                    (363)
                                                                  -----------  -----------  -----------  -----------  ---------
Balance, December 31, 1997......................................   $     309    $ 430,507    $  28,294    $  (9,089)  $ 450,021
                                                                  -----------  -----------  -----------  -----------  ---------
                                                                  -----------  -----------  -----------  -----------  ---------

        See accompanying notes to the consolidated financial statements.

                             AVIS RENT A CAR, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                       PREDECESSOR COMPANIES
                                                                   -----------------------------  OCTOBER 17, 1996
                                                                                 JANUARY 1, 1996      (DATE OF
                                                                    YEAR ENDED         TO           ACQUISITION)      YEAR ENDED
                                                                   DECEMBER 31,    OCTOBER 16,           TO          DECEMBER 31,
                                                                       1995           1996        DECEMBER 31, 1996      1997
                                                                   ------------  ---------------  -----------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.......................................................   $   26,065     $    38,601        $   1,221       $   27,473
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Vehicle depreciation...........................................      342,048         306,159           71,343          466,799
  Depreciation and amortization of property and equipment........       13,387          12,333            2,212           11,791
  Amortization of cost in excess of net assets acquired..........        4,757           3,782            1,026            6,860
  Amortization of debt issuance costs............................        2,660           2,423                             3,653
  Amortization of capitalized computer software costs............                                                            718
  Deferred income tax provision..................................       25,852          22,342               33            9,161
  Undistributed (earnings) losses of associated companies........         (376)           (232)                              146
  Provision for (benefit from) losses on accounts receivable.....          (48)          1,238              227            3,208
  Provision for public liability, property damage and other
    insurance liabilities, net...................................       10,641          17,745            1,340           25,574
Changes in operating assets and liabilities:
  Accounts receivable............................................      (22,644)       (204,137)          10,327          (15,201)
  Prepaid expenses...............................................         (863)         (2,125)          (2,664)           3,914
  Other assets...................................................        1,988           3,266           (3,459)         (74,915)
  Accounts payable...............................................       (5,733)         82,354          (18,712)         152,777
  Accrued liabilities............................................       42,176         101,069          (24,718)         (84,150)
                                                                   ------------  ---------------  -----------------  ------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES......................      439,910         384,818           38,176          537,808
                                                                   ------------  ---------------  -----------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for vehicle additions.................................   (2,553,324)     (2,325,460)        (561,117)      (4,406,183)
  Vehicle deletions..............................................    2,028,474       1,795,562          565,896        3,382,177
  Payments for additions to property and equipment...............      (36,939)        (25,953)          (3,484)         (24,733)
  Retirements of property and equipment..........................        3,715           1,849              361            3,971
  Payments for purchase of licensees.............................                       (3,134)                         (199,381)
                                                                   ------------  ---------------  -----------------  ------------
  NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES............     (558,074)       (557,136)           1,656       (1,244,149)
                                                                   ------------  ---------------  -----------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net.......................                                                        359,316
Changes in debt:
  Proceeds.......................................................      320,940         519,167           63,903        3,381,173
  Repayments.....................................................     (287,271)       (267,317)        (133,457)      (3,031,885)
                                                                   ------------  ---------------  -----------------  ------------
  Net increase (decrease) in debt................................       33,669         251,850          (69,554)         349,288
Payments for debt issuance costs.................................       (5,515)         (2,604)                          (29,302)
Proceeds (payments on) from intercompany loans...................      104,209         (27,696)          (6,661)          53,761
Cash dividends...................................................       (8,746)         (1,398)
                                                                   ------------  ---------------  -----------------  ------------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES............      123,617         220,152          (76,215)         733,063
                                                                   ------------  ---------------  -----------------  ------------
Effect of exchange rate changes on cash..........................         (197)            260               94             (945)
                                                                   ------------  ---------------  -----------------  ------------
Net increase (decrease) in cash and cash equivalents.............        5,256          48,094          (36,289)          25,777
Cash and cash equivalents at beginning of period.................       33,825          39,081           87,175           50,886
                                                                   ------------  ---------------  -----------------  ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.......................   $   39,081     $    87,175        $  50,886       $   76,663
                                                                   ------------  ---------------  -----------------  ------------
                                                                   ------------  ---------------  -----------------  ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest.......................................................   $  149,885     $   135,733        $  28,170       $  189,086
                                                                   ------------  ---------------  -----------------  ------------
                                                                   ------------  ---------------  -----------------  ------------
  Income taxes...................................................   $    8,688     $     6,220        $     827       $    8,899
                                                                   ------------  ---------------  -----------------  ------------
                                                                   ------------  ---------------  -----------------  ------------

        See accompanying notes to the consolidated financial statements.

                             AVIS RENT A CAR, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying consolidated financial statements include Avis Rent A Car, Inc. (name changed from and formerly known as Rental Car System Holdings, Inc. which was incorporated on October 17, 1996) and subsidiaries (including the carved out corporate operations of HFS Car Rental, Inc. (name changed from and formerly known as, and hereinafter referred to as, Avis, Inc.), which is the holding company of Rental Car System Holdings, Inc., and Prime Vehicles Trust (the "Vehicle Trust")), Avis International, Ltd. and subsidiaries, Avis Enterprises, Inc. and subsidiaries, Pathfinder Insurance Company and Global Excess & Reinsurance, Ltd. (collectively referred to as "Avis Rent A Car, Inc."). All of the foregoing companies are ultimately wholly-owned subsidiaries of Avis, Inc., which was acquired by Cendant Corporation (formerly HFS Incorporated ("Cendant")) on October 17, 1996 (the "Date of Acquisition") for approximately $806.5 million. The purchase price was comprised of approximately $367.2 million in cash, $100.9 million of indebtedness and $338.4 million of common stock. Prior to October 17, 1996, the above-named entities were wholly-owned by Avis, Inc. and are referred to collectively as the "Predecessor Companies". Avis Rent A Car, Inc. and the Predecessor Companies are referred to throughout the notes as the "Company". The major shareholder of Avis, Inc. was an Employee Stock Ownership Plan ("ESOP") and the minority shareholder was General Motors Corporation ("General Motors"). The Company purchases a significant portion of its vehicles, and receives certain financial incentives and allowances from General Motors (see Notes 3, 5, 8, and 17). As a result of the acquisition, the consolidated financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the periods prior to the acquisition and, therefore, are not directly comparable. On January 1, 1997, Avis, Inc. contributed the net assets of its corporate operations and all of its common stock ownership in Avis International, Ltd. and subsidiaries, Avis Enterprises, Inc. and subsidiaries, Pathfinder Insurance Company and Global Excess & Reinsurance, Ltd. to the Company. After the transfer, the remaining operations of Avis, Inc. consist of an investment in a wholly-owned subsidiary which owns the Avis trade names and trademarks. Pursuant to a plan developed by Cendant prior to the Date of Acquisition, Cendant caused the Company to undertake an initial public offering ("IPO"), which reduced Cendant's equity interest in the Company to approximately 27.5%. On September 24, 1997, the Company issued and sold 22,425,000 shares of its common stock through such IPO and received net proceeds of $359.3 million. The net proceeds were used to repay amounts outstanding under the acquisition credit facility utilized to complete the acquisition of The First Gray Line Corporation (see Note 2), pay certain acquisition expenses incurred to complete The First Gray Line Corporation acquisition and to prepay outstanding indebtedness. A Cendant subsidiary owns and operates the reservation system as well as the telecommunications and computer processing systems which service the rental car operations for reservations, rental agreement processing, accounting and vehicle control. Cendant is reimbursed for such services at cost (see Note
4). In addition, a Cendant subsidiary charges the Company a royalty fee for the use of the Avis trade name (see Note 4).

    The acquisition of the Company was accounted for under the purchase method and includes the operations of the Company subsequent to the Date of Acquisition. A portion of the purchase price has been allocated to the fair value of the Company. This fair value was calculated on the basis that the Company is an independent franchisee of Avis, Inc. and is required to pay certain fees for use of the Avis trade name, reservation services and other franchise related services. The fair value of the Company has been allocated to individual assets and liabilities based on their fair value at the Date of Acquisition.

                             AVIS RENT A CAR, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The purchase cost allocation at the Date of Acquisition has been allocated to the Company as follows (in thousands):

Allocated purchase cost.........................................  $  75,000
                                                                  ---------
Fair value of:
  Liabilities assumed...........................................  3,215,677
  Assets acquired...............................................  3,059,186
                                                                  ---------
Net liabilities.................................................    156,491
                                                                  ---------
Cost in excess of net assets acquired...........................  $ 231,491
                                                                  ---------
                                                                  ---------

PRINCIPLES OF CONSOLIDATION

    All material intercompany accounts and transactions have been eliminated.

ACCOUNTING ESTIMATES

    Generally accepted accounting principles require the use of estimates, which are subject to change, in the preparation of financial statements. Significant accounting estimates used include estimates for determining public liability, property damage and other insurance liabilities, and the realization of deferred income tax assets. However, actual results may differ.

REVENUE RECOGNITION

    Revenue is recognized over the period the vehicle is rented.

CASH AND CASH EQUIVALENTS

    The Company considers deposits and short-term investments with an original maturity date of three months or less to be cash equivalents.

VEHICLES, NET

    Vehicles are stated at cost net of accumulated depreciation, incentives and allowances. In accordance with industry practice, when vehicles are sold, gains or losses are reflected as an adjustment to depreciation. Vehicles are generally depreciated at rates ranging from 10% to 25% per annum. Manufacturers provide the Company with incentives and allowances (such as rebates and volume discounts) which are amortized to income over the holding period of the vehicles.

PROPERTY AND EQUIPMENT, NET

    Property and equipment is stated at cost net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of the assets. Estimated useful lives range from five to ten years for furniture, fixtures and equipment, to thirty years for buildings. Leasehold improvements are amortized over the shorter of twenty years or the remaining life of the lease. Maintenance and repairs are expensed; renewals and improvements are capitalized. When depreciable

                             AVIS RENT A CAR, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in the consolidated statement of operations.

COST IN EXCESS OF NET ASSETS ACQUIRED, NET

    Cost in excess of net assets acquired is amortized over a 40 year period and is shown net of accumulated amortization of $1.0 million and $7.9 million at December 31, 1996 and 1997, respectively.

IMPAIRMENT ACCOUNTING

    The Company reviews the recoverability of its long-lived assets, including cost in excess of net assets acquired, when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. The measurement of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future pre-tax undiscounted cash flows generated. The measurement of impairment requires management to use estimates of expected future cash flows. If an impairment loss existed, the amount of the loss would be recorded under the caption Costs and expenses in the consolidated statements of operations. It is at least reasonably possible that future events or circumstances could cause these estimates to change.

PUBLIC LIABILITY, PROPERTY DAMAGE AND OTHER INSURANCE LIABILITIES, NET

    Insurance liabilities on the accompanying consolidated statements of financial position include additional liability insurance, personal effects protection insurance, public liability and property damage ("PLPD") and personal accident insurance claims for which the Company is self-insured. The Company is self-insured up to $1 million per claim under its automobile liability insurance program for PLPD and additional liability insurance. Costs in excess of $1 million per claim are insured under various contracts with commercial insurance carriers. The liability for claims up to $1 million is estimated based on the Company's historical loss and loss adjustment expense experience, which is adjusted for current trends.

    The insurance liabilities include a provision for both claims reported to the Company as well as claims incurred but not yet reported to the Company. This method is an actuarially accepted loss reserve method. Adjustments to this estimate and differences between estimates and the amounts subsequently paid are reflected in operations as they occur.

FOREIGN CURRENCY TRANSLATION

    The assets and liabilities of foreign companies are translated at year-end exchange rates. The resultant translation adjustment is included as a component of consolidated stockholders' equity. Results of operations are translated at the average rates of exchange in effect during the year.

INCOME TAXES

    Effective September 30, 1997, the Company files a U.S. consolidated federal income tax return. The Company has adopted the calendar year as its fiscal year. The Company files separate income tax returns in states where a consolidated return is not permitted. The Company was included in the consolidated federal income tax return of Cendant through September 29, 1997. Pursuant to the regulations under the Internal Revenue Code, the Company's pro rata share of the consolidated federal income tax liability of Cendant is allocated to the Company on a separate return basis. The Predecessor Companies were

                             AVIS RENT A CAR, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) included in the consolidated federal income tax return of Avis, Inc. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred income tax assets and liabilities are measured based upon the difference between the financial accounting and tax basis of assets and liabilities.

PENSIONS

    Costs of the defined benefit plans are actuarially determined under the projected unit credit cost method and include amounts for current service and interest on projected benefit obligations and plan assets. The Company's policy is to fund at least the minimum contribution amount required by the Employee Retirement Income Security Act of 1974.

ADVERTISING

    Advertising costs are expensed as incurred. Advertising costs were $48.4 million, $66.1 million, $10.3 million and $65.6 million for the periods ended December 31, 1995, October 16, 1996, December 31, 1996, and December 31, 1997, respectively.

ENVIRONMENTAL COSTS

    The Company's operations include the storage and dispensing of gasoline. The Company accrues losses associated with the remediation of accidental fuel discharges when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries from insurance companies and other reimbursements are generally not significant. In 1997, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 96-1 "Environmental Remediation Liabilities" ("SOP 96-1"). SOP 96-1 provides guidance on the timing and measurement of liabilities associated with environmental remediation. The adoption of this statement did not have a material effect on the results of operations or financial position of the Company.

RECENT PRONOUNCEMENT OF THE FINANCIAL ACCOUNTING STANDARDS BOARD

    A recent pronouncement of the Financial Accounting Standards Board, which is not required to be adopted at this date, is SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal year ending December 31, 1998. The adoption of SFAS No. 130 is not expected to have a material effect on the Company's consolidated financial statements. In 1997, the Company has elected early adoption of SFAS No. 131 which did not have a material effect on the Company's consolidated financial statements (see Note
15).

                             AVIS RENT A CAR, INC.

NOTE 2--ACQUISITIONS

    On August 20, 1997, the Company purchased The First Gray Line Corporation. On September 18, 1997, the Company purchased certain assets and repurchased the franchise rights of a licensee based in Albany, New York. These acquisitions had an aggregate purchase cost of $199.4 million. The excess purchase cost over net assets acquired was approximately $173.0 million.

    The following is the preliminary purchase cost allocation for the acquisitions mentioned above (in thousands):

Purchase cost.....................................................  $ 199,381
                                                                    ---------
Fair value of:
  Assets acquired.................................................    354,637
  Liabilities assumed.............................................    328,269
                                                                    ---------
Net assets........................................................     26,368
                                                                    ---------
Cost in excess of net assets acquired.............................  $ 173,013
                                                                    ---------
                                                                    ---------

    The preliminary purchase cost allocations for these acquisitions are subject to adjustment when additional information concerning asset and liability valuations are obtained. The final asset and liability fair values may differ from those set forth in the accompanying statement of financial position at December 31, 1997. However, the changes are not expected to have a material effect on the financial position of the Company. These acquisitions have been accounted for by the purchase method. The financial statements include the operating results of these acquisitions subsequent to their respective dates of acquisition.

    The acquisition of the franchise rights of the Albany, New York licensee, if it had occurred on January 1, 1996 would not have had a material impact on the results of operations of the Company.

    The following unaudited pro forma information presents the results of operations of the Company as if the acquisition of The First Gray Line Corporation had taken place on January 1, 1996 and 1997 (in thousands, except earnings per share amounts):

                                                                        1996          1997
                                                                    ------------  ------------
Revenue...........................................................  $  2,065,347  $  2,175,897
                                                                    ------------  ------------
                                                                    ------------  ------------
Net income........................................................  $     49,999  $     36,295
                                                                    ------------  ------------
                                                                    ------------  ------------
Basic earnings per share..........................................  $       1.62  $       1.17
                                                                    ------------  ------------
                                                                    ------------  ------------
Diluted earnings per share........................................  $       1.62  $       1.16
                                                                    ------------  ------------
                                                                    ------------  ------------

                             AVIS RENT A CAR, INC.

NOTE 3--ACCOUNTS RECEIVABLE, NET

    Accounts receivable, net at December 31, 1996 and 1997 consist of the following (in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Vehicle rentals.......................................................  $   94,480  $   83,686
Due from General Motors...............................................     168,546     166,941
Due from other vehicle manufacturers..................................      14,758      71,461
Damage claims.........................................................      10,697      11,938
Due from licensees....................................................       3,903       4,361
Other.................................................................      19,022      21,955
                                                                        ----------  ----------
                                                                           311,406     360,342
Less allowance for doubtful accounts..................................        (227)       (879)
                                                                        ----------  ----------
                                                                        $  311,179  $  359,463
                                                                        ----------  ----------
                                                                        ----------  ----------

    Amounts due from vehicle manufacturers include receivables for vehicles sold under guaranteed repurchase contracts ("Repurchase Programs") and amounts due for incentives and allowances. Incentives and allowances are based on all of the following: the volume of vehicles to be purchased for a model year, the manufacturers' willingness to encourage the Company to retain vehicles rather than return the vehicles back to the manufacturer and the purchase of particular models not subject to repurchase under "buyback" arrangements. Incentives and allowances are amortized to income over the holding period of the vehicles (see Notes 5 and 17).

NOTE 4--DUE FROM (TO) AFFILIATES, NET

    Due from (to) affiliates, net at December 31, 1996 and 1997 consist of the following balances with Cendant or its consolidated subsidiaries (in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Note receivable from Wizard Co., Inc.(a)..............................  $  196,965
Subordinated vehicle financing notes(b)...............................    (247,500)
Non-interest bearing advances(c)......................................     112,342  $  (44,512)
                                                                        ----------  ----------
                                                                        $   61,807  $  (44,512)
                                                                        ----------  ----------
                                                                        ----------  ----------

NOTES:

(a) Consists of a $194.1 million note receivable from Wizard Co., Inc., an indirect wholly-owned subsidiary of Cendant, plus accrued interest (the "Wizard Note"). The Wizard Note bears interest at 7.13% and is due on October 1, 2006 and is guaranteed by Cendant. The Company assumed Wizard Co., Inc.'s obligations under the Wizard Note pursuant to an Assignment, Assumption and Release Agreement dated July 30, 1997 among Avis Rent A Car System, Inc. and subsidiaries ("ARACS"), a wholly-owned subsidiary of the Company, Wizard Co., Inc. and Reserve Claims Management Inc., a wholly-owned subsidiary of the Company in exchange for payment by Wizard Co., Inc. to the Company of the amount due under the Wizard Note.

                             AVIS RENT A CAR, INC.

NOTE 4--DUE FROM (TO) AFFILIATES, NET (CONTINUED)
(b) Represents loans from Avis, Inc. to the Vehicle Trust, as described in Note 8, to provide additional subordinated financing. The amounts provided reduced, within certain limits, the amount of subordinated financing required from other lenders. At December 31, 1996, the weighted average interest rate under these loans was 10.75%. These loans were settled on July 31, 1997 upon the commencement of the domestic integrated fleet leasing program (see Note 8).

(c) Primarily represents the transfer of assets from the Company to Cendant and subsidiaries, recorded in connection with the October 17, 1996 acquisition of Avis, Inc. by Cendant, as well as intercompany transactions relating to management, service and administrative fees (since the Date of Acquisition) and a royalty fee (since January 1, 1997). The amounts due from or (to) Cendant and subsidiaries are interest free.

    Expense and (income) items of the Company include the following charges from
(to) Avis, Inc. and subsidiaries prior to the Date of Acquisition for the periods ended December 31, 1995 and October 16, 1996 (in thousands):

                                                                              JANUARY 1, 1996
                                                                 YEAR ENDED         TO
                                                                DECEMBER 31,    OCTOBER 16,
                                                                    1995           1996
                                                                ------------  ---------------
Vehicle related costs.........................................   $   (3,954)    $   (25,134)
Data processing...............................................       29,833          30,209
Employee benefits allocation..................................       (3,385)         (2,776)
Rent..........................................................       (2,188)         (2,459)
                                                                ------------  ---------------
                                                                 $   20,306     $      (160)
                                                                ------------  ---------------
                                                                ------------  ---------------

    Expense and (income) items of the Company include the following charges from Cendant and affiliates of Cendant for the period October 17, 1996 (Date of Acquisition) to December 31, 1996 and for the year ended December 31, 1997 (in thousands):

                                                                  OCTOBER 17,
                                                                     1996
                                                                      TO          YEAR ENDED
                                                                 DECEMBER 31,    DECEMBER 31,
                                                                     1996            1997
                                                                ---------------  ------------
Royalty fee...................................................                    $   81,846
Reservations..................................................     $  10,900          43,240
Data processing...............................................         8,772          38,826
Management, service and administrative fees...................         8,568          11,023
Interest on intercompany debt, net............................         2,561          (8,073)
Rent..........................................................           950           4,927
                                                                     -------     ------------
                                                                   $  31,751      $  171,789
                                                                     -------     ------------
                                                                     -------     ------------

    These charges seek to reimburse the affiliated company for the actual costs incurred. These amounts reflect the effect of various intercompany agreements and certain allocations which are based upon such factors as square footage, employee salaries, computer usage time, etc. Included in Management, service and administrative fees for the year ended December 31, 1997 is a non-recurring management fee charged until July 1997 which totaled $8,073,000. Effective January 1, 1997, Cendant charged the Company a royalty fee of 4.0% of revenue for the use of the Avis trade name. On an unaudited pro forma basis, had the royalty fee been charged to the Company beginning on October 17, 1996, net income for the period

                             AVIS RENT A CAR, INC.

NOTE 4--DUE FROM (TO) AFFILIATES, NET (CONTINUED)
October 17, 1996 to December 31, 1996 would have been reduced by $4.3 million resulting in a pro forma net loss of $3.1 million. The royalty fee of 4.0% consists of a base royalty of 3.0% of the Company's gross revenue and a supplemental royalty of 1.0% of gross revenue payable quarterly in arrears (which will increase 0.1% per year commencing in 1999 and each of the following four years thereafter to a maximum of 1.5%) until July 30, 2002, the supplemental royalty or a portion thereof may be deferred if the Company does not meet certain financial targets.

NOTE 5--VEHICLES, NET

    Vehicles at December 31, 1996 and 1997 consist of the following (in thousands):

                                                                             1996          1997
                                                                         ------------  ------------
Vehicles...............................................................  $  2,250,309  $  3,173,526
Vehicles acquired under long-term capital lease (see Note 8)...........        19,324
Buses and support vehicles.............................................        45,868        55,761
Vehicles held for sale.................................................        36,378        51,645
                                                                         ------------  ------------
                                                                            2,351,879     3,280,932
Less accumulated depreciation..........................................      (108,387)     (262,076)
                                                                         ------------  ------------
                                                                         $  2,243,492  $  3,018,856
                                                                         ------------  ------------
                                                                         ------------  ------------

    Depreciation expense recorded for vehicles was $324.2 million, $275.9 million, $66.8 million and $460.6 million for the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and December 31, 1997, respectively. Depreciation expense reflects a net gain on the disposal of vehicles of $17.8 million, $30.3 million, $4.5 million and $6.2 million for the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and December 31, 1997, respectively. It also reflects the amortization of certain incentives and allowances from various vehicle manufacturers of approximately $77 million, $61 million, $14 million and $84 million for the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and, December 31, 1997, respectively.

    During the periods ended December 31, 1995 and October 16, 1996, the Company purchased from General Motors approximately $2.0 billion and $1.8 billion of vehicles, net of incentives and allowances, respectively (see Notes 1 and 17).

    In April 1990, the Company entered a seven year operating lease under which vehicles were leased, with the ability to exchange such leased vehicles for newly manufactured vehicles with the same value to the lessor. The lease was terminated in 1997 and the remaining vehicles under the lease were purchased at fair market value.

    In December 1994, the Company entered into a financing arrangement whereby it may lease up to $503 million of vehicles. This arrangement was amended on October 17, 1996 to increase the amount to $650 million. Under this arrangement, at December 31, 1996, there were $322 million of vehicles under operating leases. The vehicles leased under this arrangement may be leased for periods of up to 18 months. The lease cost charged to the Company varies with the number of vehicles leased and the repurchase agreement offered by the vehicle manufacturer to the lessor, and includes all expenses including the interest costs of the financing company. These leases were terminated and refinanced on July 31, 1997 under a domestic integrated fleet financing program (see Note 8).

                             AVIS RENT A CAR, INC.

NOTE 5--VEHICLES, NET (CONTINUED)

    Rental expense for those vehicles under operating leases as described above was $106.1 million, $93.0 million, $16.1 million, and $58.4 million for the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and December 31, 1997, respectively.

NOTE 6--PROPERTY AND EQUIPMENT, NET

    Property and equipment at December 31, 1996 and 1997 consist of the following (in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Land..................................................................  $   19,523  $   25,269
Buildings.............................................................      11,862      12,775
Leasehold improvements................................................      48,898      64,779
Furniture, fixtures and equipment.....................................      10,997      13,456
Construction-in-progress..............................................       9,946      18,714
                                                                        ----------  ----------
                                                                           101,226     134,993
Less accumulated depreciation and amortization........................      (2,339)    (12,133)
                                                                        ----------  ----------
                                                                        $   98,887  $  122,860
                                                                        ----------  ----------
                                                                        ----------  ----------

NOTE 7--ACCRUED LIABILITIES

    Accrued liabilities at December 31, 1996 and 1997 consist of the following (in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Payroll and related costs.............................................  $   73,142  $  101,962
Taxes, other than income taxes........................................      29,522      22,353
Rents and property related............................................      30,889      35,644
Interest..............................................................      18,531       7,294
Sales and marketing...................................................      20,395      21,722
Vehicle related.......................................................      18,784      25,475
Other various.........................................................     137,982     113,961
                                                                        ----------  ----------
                                                                        $  329,245  $  328,411
                                                                        ----------  ----------
                                                                        ----------  ----------

                             AVIS RENT A CAR, INC.

NOTE 8--FINANCING AND DEBT

    Debt outstanding at December 31, 1996 and 1997 consists of the following (in thousands):

                                                                                           1996          1997
                                                                                       ------------  ------------
Commercial Paper Notes (at an average rate of 5.9%)..................................                 $1,091,800
Short-term vehicle trust financing--revolving credit facilities......................   $1,970,000
Short-term notes--foreign at 3.89% to 13.00% in 1996 and 5.77% to 13.5% in 1997......       65,516        17,996
Current portion of long-term debt....................................................                     49,644
Current portion of 7.5% capital lease................................................       40,169
Other current debt...................................................................        1,060
                                                                                       ------------  ------------
      Total current debt.............................................................    2,076,745     1,159,440
                                                                                       ------------  ------------

Medium Term Notes due July 2000 at 6.22%.............................................                    800,000
Medium Term Notes due July 2002 at 6.40%.............................................                    850,000
Vehicle manufacturer's floating rate notes due September 1998
  ($50,719 senior at 8.50% and $16,281 subordinated at 10.00%).......................       67,000
Vehicle manufacturer's floating rate notes due October 2001
  ($63,731 senior at 7.16% and $54,269 subordinated at 8.91%)........................      118,000
Other domestic debt..................................................................        2,916         1,777
Debt of foreign subsidiaries:
    Floating rate notes due July 2000 at rates from 5.81% to 7.02%...................                     15,205
    Floating rate notes due February 1998 at 4.75%...................................        2,935
    Floating rate notes due August 1998 at 6.94% to 8.65%............................       27,878
                                                                                       ------------  ------------
                                                                                        $2,295,474    $2,826,422
                                                                                       ------------  ------------
                                                                                       ------------  ------------

    On July 31, 1997, the Company through ARACS entered into a domestic integrated fleet financing program that provided for up to $3.65 billion in financing for vehicles covered by Repurchase Programs, with up to 25% of the facility available for vehicles not covered by Repurchase Programs. As of December 31, 1997, the availability of the domestic integrated fleet financing program is $3.55 billion. The domestic integrated fleet financing program provides for the issuance of up to $1.9 billion of asset backed variable funding notes (the "Commercial Paper Notes") and $1.65 billion of asset backed medium term notes (the "Medium Term Notes"). The Commercial Paper Notes and the Medium Term Notes are backed by a first priority security interest in the Company's vehicle fleet. Additional credit enhancement was provided for the Medium Term Notes by establishing an escrow account totaling $66 million which is included in "Other assets" on the accompanying consolidated statement of financial position at December 31, 1997. The weighted average interest rate on commercial paper was 5.6% for the year ended December 31, 1997. Average commercial paper borrowings during 1997 amounted to $1.3 billion.

    As part of the acquisition of The First Gray Line Corporation (see Notes 1 and 2), the Company assumed a $200 million vehicle financing facility between Grand Rent A Car, Inc. (a subsidiary of The First Gray Line Corporation) and Atlantic Asset Securitization Corporation, under a credit agreement originally dated as of September 15, 1995. This agreement provides for the financing of vehicles used in The First Gray Line Corporation's rental business, and is scheduled to expire on August 15, 1998. At December 31, 1997 under this credit agreement there was $115 million outstanding and included in Commercial

                             AVIS RENT A CAR, INC.

NOTE 8--FINANCING AND DEBT (CONTINUED)
Paper Notes. The weighted average interest rate and average borrowing under this credit agreement was 5.7% and $171.1 million respectively for the period August 20, 1997 to December 31, 1997.

    On July 31, 1997, ARACS entered into a $470.0 million secured credit facility (the "Credit Facility") which is guaranteed by the Company and certain of ARACS' subsidiaries to replace the Company's prior credit facility. The following is a summary of the material terms and conditions of the Credit
Facility:

    The Credit Facility consists of (i) a revolving credit facility in the amount of up to $125.0 million and is available on a revolving basis until December 31, 2000 in order to finance the working capital needs of ARACS in the ordinary course of business (with up to $75.0 million of such amount available for the issuance of standby letters of credit to support worker's compensation and other insurance and bonding requirements of ARACS, the Company and their subsidiaries in the ordinary course of business), (ii) a standby letter of credit facility of up to $225.0 million available on a revolving basis to fund
(a) any shortfall in certain payments owing to AESOP Leasing, a subsidiary of ARACS, pursuant to fleet agreements and (b) maturing Commercial Paper Notes if such Commercial Paper Notes cannot be repaid through the issuance of additional Commercial Paper Notes or draws under the liquidity facility supporting the Commercial Paper Notes, (iii) a term loan facility in the amount of $120.0 million to finance working capital needs in the ordinary course of business, which was due to be repayable in installments. This term loan facility was paid in full on December 1, 1997. For the period July 31, 1997 through December 1, 1997 the average outstanding borrowings on the term loan facility were $74.6 million with a weighted average interest rate of 8.0%. As a result of this repayment, the Credit Facility has been reduced to $350 million. At December 31, 1997, the Company had issued letters of credit of $34.5 million to support (i) certain insurance requirements and (ii) certain airport concession agreements and $200 million to support its Commercial Paper Notes under the Credit Facility. At December 31, 1997, no amounts were outstanding under the Credit Facility.

    Interest accrues on borrowings outstanding under the Credit Facility, at a rate equal to, at the option of ARACS, (A) the sum of (i) the highest of (a) the rate of interest publicly announced by Chase Securities Inc. as its prime rate in effect at its principal office in New York City, (b) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (c) the federal funds effective rate from time to time plus 0.5%, and (ii) an applicable margin; or (B) the sum of (i) the rate (adjusted for statutory reserve requirements) at which eurodollar deposits for one, two, three or six months (as selected by ARACS) are offered in the interbank eurodollar market and (ii) an applicable margin.

    The Credit Facility is secured by the tangible and intangible assets of ARACS and the Company (including, without limitation, its intellectual property, its rights under the Master License Agreement and related agreements, real property and all of the capital stock or equivalent equity ownership interests of ARACS and each of its direct and indirect domestic subsidiaries and 65% of ARACS first-tier foreign subsidiaries), except for those assets which are subject to a negative pledge or as to which the agents for the Credit Facility shall determine in their sole discretion that the costs of obtaining such a security interest are excessive in relation to the value of the security to be afforded thereby.

    The weighted average interest rate of the short-term notes--foreign as of December 31, 1996 and December 31, 1997 was 6.2% and 8.7%, respectively.

    Through July 30, 1997, the primary source of funding for domestic vehicles was provided by the Vehicle Trust (a grantor trust). Amounts drawn against this facility were used to purchase vehicles and pay

                             AVIS RENT A CAR, INC.

NOTE 8--FINANCING AND DEBT (CONTINUED)
certain expenses of the Vehicle Trust. The security for the Vehicle Trust financing facility consisted of a lien on the vehicles acquired under the facility, which at December 31, 1996, totaled approximately $2.1 billion, exclusive of related valuation reserves. The security for the Vehicle Trust financing facility also consisted of security interests in certain other assets of the Vehicle Trust. Additionally, the Vehicle Trust and its security agreement required that there be outstanding, at all times, subordinated debt in a specified percentage range (10%-25%) of the net book value of the vehicles owned by the Vehicle Trust. Pursuant to the agreement, the subordinated debt was to be provided by vehicle manufacturer finance companies and by Avis, Inc. Consequently, the Vehicle Trust financing facility consisted of loans from banks, vehicle manufacturer finance companies and Avis, Inc. short-term notes were issued pursuant to a $2.5 billion revolving credit facility dated as of October 17, 1996 which matured on October 16, 1997. On December 31, 1996, the weighted average interest rate of borrowings under this revolving credit facility was 6.00%. For the period from October 17, 1996 to December 31, 1996, the average outstanding borrowings under this facility was $2 billion with a weighted average interest rate of 5.98%. This revolving credit facility required a fee of 1/8 of 1% on the committed amount. Subordinated debt of $318 million was required under the Vehicle Trust financing. At December 31, 1996, the Company had Vehicle Trust financing outstanding from vehicle manufacturer finance companies under terms of loan agreements dated October 17, 1996. Under these agreements, the maximum amount of borrowings allowed was $267 million, of which up to $260 million may have been used as subordinated debt. On December 31, 1996, $185 million was outstanding of which $70.5 million of the outstanding debt was deemed subordinated. On December 31, 1996, the weighted average interest rate of borrowings under these loan agreements was 8.5%. For the period October 17, 1996 to December 31, 1996, the average outstanding borrowings under these loan agreements was $185 million with a weighted average interest rate of 8.41%.

    In November 1992, the Predecessor Companies entered into a five year capital lease under which $96.7 million of vehicles were leased. This lease terminated on September 24, 1997.

    The agreements with the Company's lenders include a number of significant covenants that, among other things, restrict its ability to dispose of non-fleet assets, incur additional indebtedness, create liens, prohibit the payment of dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations or engage in certain transactions with affiliates and otherwise restrict corporate activities. Certain of these agreements also require the Company to maintain specified financial ratios. As of December 31, 1997, the Company was in compliance with all such covenants related to these agreements.

    Mandatory maturities of long-term obligations, including current maturities, for each of the next five years ending December 31, and thereafter, are as follows (in thousands):

1998..............................................................  $  49,644
1999..............................................................      1,084
2000..............................................................    815,414
2001..............................................................        228
2002..............................................................    850,220
Thereafter........................................................         36

                             AVIS RENT A CAR, INC.

NOTE 8--FINANCING AND DEBT (CONTINUED)
OTHER CREDIT FACILITIES

    At December 31, 1997, the Company has available letters of credit/working capital agreements totaling $33.5 million which may be renewed biannually at the Company's option and the banks' discretion. The collateral for certain of these agreements consists of a lien on property and equipment and certain receivables. At December 31, 1997, the Company has outstanding letters of credit totaling $26.8 million.

    In addition, for certain of its international operations, the Company has available at December 31, 1997, unused lines of credit of $203.2 million. The unused lines of credit agreements require an annual fee of 0.2% to 0.5% of the unused line.

INTEREST RATE SWAP AGREEMENTS

    The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on certain outstanding debt obligations. These agreements effectively change the Company's interest rate exposure on $44.0 million and $24.6 million of its outstanding debt from a weighted average variable interest rate to a fixed rate of 7.1% and 6.3% at December 31, 1996 and 1997, respectively. The variable interest element with respect to these interest rate swap agreements is reset quarterly and interest is settled on a net basis for each agreement semi-annually. The interest rate swap agreements will terminate in July 1998 and November 1998. The differential to be paid or received is recognized ratably as interest rates change over the life of the agreements as an adjustment to interest expense.

    The net interest differential charged to interest expense for the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and December 31, 1997 was $146,000, $582,000, $285,000 and $909,000, respectively. The Company is exposed to credit risk in the event of nonperformance by counterparties to its interest rate swap agreements. Credit risk is limited by entering into such agreements with primary dealers only; therefore, the Company does not anticipate that nonperformance by counterparties will occur. Notwithstanding this, the Company's treasury department monitors counterparty credit ratings at least quarterly through reviewing independent credit agency reports. Both current and potential exposure are evaluated, as necessary, by obtaining replacement cost information from alternative dealers. Potential loss to the Company from credit risk on these agreements is limited to amounts receivable, if any.

NOTE 9--FAIR VALUE OF FINANCIAL INSTRUMENTS

    The net interest payable and the estimated fair value of the Company's interest rate swap agreements represent liabilities of approximately $578,000 and $1,400,000 at December 31, 1996, and $193,000 and $366,000 at December 31,
1997, respectively.

    For instruments including cash and cash equivalents, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short maturity of these instruments. The fair value of floating-rate debt approximates carrying value because these instruments re-price frequently at current market prices. At December 31, 1997, the carrying value of the Medium Term Notes exceeds fair value by approximately $9.9 million.

    The Company believes that it is not practicable to estimate the current fair value of the amounts due from (to) affiliates because of the related party nature of the instruments.

                             AVIS RENT A CAR, INC.

NOTE 10--INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

                                                                           OCTOBER 17, 1996
                                                         JANUARY 1, 1996       (DATE OF
                                                               TO            ACQUISITION)
                                         YEAR ENDED        OCTOBER 16,            TO              YEAR ENDED
                                      DECEMBER 31, 1995       1996         DECEMBER 31, 1996   DECEMBER 31, 1997
                                      -----------------  ---------------  -------------------  -----------------
Current:
  State.............................      $   1,422         $   2,176          $     719           $   1,013
  Foreign...........................          7,361             6,680                288              12,676
                                            -------           -------             ------             -------
                                              8,783             8,856              1,007              13,689
                                            -------           -------             ------             -------
Deferred:
  Federal...........................         19,057            19,614                (85)             12,463
  State.............................                                                                     410
  Foreign...........................          6,795             2,728                118              (3,712)
                                            -------           -------             ------             -------
                                             25,852            22,342                 33               9,161
                                            -------           -------             ------             -------
Provision for income taxes..........      $  34,635         $  31,198          $   1,040           $  22,850
                                            -------           -------             ------             -------
                                            -------           -------             ------             -------

    The effective income tax rate for the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and December 31, 1997 varies from the statutory U.S. federal income tax rate due to the following (dollars amounts in thousands):

                                                                                                  JANUARY 1, 1996
                                                                             YEAR ENDED                  TO
                                                                         DECEMBER 31, 1995        OCTOBER 16, 1996
                                                                       ----------------------  ----------------------
Statutory U.S. federal income tax rate...............................  $  21,245        35.0%  $  24,429        35.0%
Tax effect of foreign operations and dividends.......................      8,984        14.8       5,134         7.4
Amortization of cost in excess of net assets acquired and
  other intangibles..................................................      1,633         2.7       1,045         1.5
State income taxes, net of federal tax benefit.......................        924         1.5       1,413         2.0
Other non-deductible business expenses...............................        550          .9         462          .6
Other................................................................      1,299         2.2      (1,285)       (1.8)
                                                                       ---------         ---   ---------         ---
Effective income tax rate............................................  $  34,635        57.1%  $  31,198        44.7%
                                                                       ---------         ---   ---------         ---
                                                                       ---------         ---   ---------         ---

                                                                     OCTOBER 17, 1996
                                                                         (DATE OF
                                                                       ACQUISITION)
                                                                            TO                YEAR ENDED
                                                                    DECEMBER 31, 1996     DECEMBER 31, 1997
                                                                   --------------------  --------------------
Statutory U.S. federal income tax rate...........................  $     791       35.0% $  17,613       35.0%
Tax effect of foreign operations and dividends...................     (1,073)     (47.5)     1,436        2.9
Amortization of cost in excess of net assets acquired and
  other intangibles..............................................        359       15.9      2,369        4.7
State income taxes, net of federal tax benefit...................        469       20.8        924        1.8
Other non-deductible business expenses...........................        494       21.8        508        1.0
                                                                   ---------  ---------  ---------  ---------
Effective income tax rate........................................  $   1,040       46.0% $  22,850       45.4%
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------

                             AVIS RENT A CAR, INC.

NOTE 10--INCOME TAXES (CONTINUED)

    In accordance with SFAS 109, the net deferred income tax assets at December 31, 1996 and 1997, include the following (in thousands):

                                                                                              1996        1997
                                                                                           ----------  -----------
GROSS DEFERRED INCOME TAX ASSETS:
Accrued liabilities......................................................................  $  157,503  $   220,180
Net operating loss carryforwards.........................................................      78,172       96,253
Alternative minimum income tax credit carryforwards......................................       3,025        3,025
                                                                                           ----------  -----------
                                                                                              238,700      319,458
                                                                                           ----------  -----------

GROSS DEFERRED INCOME TAX LIABILITIES:
Tax depreciation in excess of book depreciation..........................................    (152,346)    (197,082)
Prepaids and other.......................................................................      (8,682)     (14,457)
                                                                                           ----------  -----------
                                                                                             (161,028)    (211,539)
                                                                                           ----------  -----------
Net deferred income tax assets...........................................................  $   77,672  $   107,919
                                                                                           ----------  -----------
                                                                                           ----------  -----------

    The Company has alternative minimum tax net operating loss carryforwards of $184.4 million. The net operating loss carryforward is $275.0 million; the net operating loss carryforwards expire as follows: 2000, $12.2 million; 2001, $7.1 million; 2004, $93.1 million; 2007, $67.7 million; 2008, $41.1 million; 2009,
$18.3 million; and 2012, $35.5 million.

NOTE 11--RETIREMENT BENEFITS

    The Company, through its subsidiary ARACS sponsors non-contributory defined benefit plans covering employees who are members of certain collective bargaining units and non-union full-time employees hired prior to December 31, 1983 who were age 25 or above on January 1, 1985. ARACS also contributes to union sponsored pension plans.

    Through ARACS, the Company sponsors a Voluntary Investment Savings Plan under a "qualified cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code. For the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and December 31, 1997, the cost of the plan was $1.7 million, $1.4 million, $352,000 and $1.8 million, respectively. Included in the Investment Savings Plan, ARACS sponsors a defined contribution plan for substantially all non-union full-time employees not otherwise covered. Costs for this plan are determined at 2% of each covered employee's compensation. Employer contributions and costs of the plan for the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and December 31, 1997 amounted to $1.8 million, $1.5 million, $394,000 and $2.1 million, respectively.

    The defined benefit plans provide benefits based upon years of credited service, highest average compensation and social security benefits. Annual retirement benefits, at age 65, are equal to 1 1/2% of the participating employee's final average compensation (average compensation during the highest five consecutive years of employment in the ten years prior to retirement) less 1 3/7% of the Social Security benefits for each year of service up to a maximum of 35 years. In addition, the plan provides for reduced benefits before age 65 and for a joint and survivor annuity option.

                             AVIS RENT A CAR, INC.

NOTE 11--RETIREMENT BENEFITS (CONTINUED)
    The Company also sponsors several foreign pension plans. The most significant of these is the Canadian pension plan.

    The status of the defined benefit plans at December 31, 1996 and 1997 is as follows (in thousands):

                                                                                              1996
                                                                             ---------------------------------------
                                                                                     U.S. PLANS
                                                                             --------------------------
                                                                             SALARIED AND
                                                                                HOURLY
                                                                             EMPLOYEES AS
                                                                              OF JUNE 30,   BARGAINING    CANADIAN
                                                                                 1985          PLAN         PLAN
                                                                             -------------  -----------  -----------
Actuarial present value of accumulated benefit obligations:
  Vested...................................................................    $ (43,406)    $  (7,147)   $  (3,389)
  Nonvested................................................................       (4,671)         (284)
                                                                             -------------  -----------  -----------
    Total..................................................................    $ (48,077)    $  (7,431)   $  (3,389)
                                                                             -------------  -----------  -----------
                                                                             -------------  -----------  -----------
Actuarial present value of projected benefit obligation....................    $  66,083     $   7,431    $   3,703
Plan assets at fair value..................................................       60,697         6,623        8,323
                                                                             -------------  -----------  -----------
Projected benefit obligation (in excess of) less than plan assets..........       (5,386)         (808)       4,620
Unrecognized net actuarial loss (gain).....................................        1,440           283         (336)
Prior service cost not yet recognized in net periodic pension cost.........                        632
Remaining unrecognized obligation..........................................                       (915)
Unrecognized net transition asset..........................................                                  (2,833)
                                                                             -------------  -----------  -----------
Pension (liability) asset included in the consolidated statement of
  financial position.......................................................    $  (3,946)    $    (808)   $   1,451
                                                                             -------------  -----------  -----------
                                                                             -------------  -----------  -----------

                                                                                              1997
                                                                             ---------------------------------------
                                                                                     U.S. PLANS
                                                                             --------------------------
                                                                             SALARIED AND
                                                                                HOURLY
                                                                             EMPLOYEES AS
                                                                              OF JUNE 30,   BARGAINING    CANADIAN
                                                                                 1985          PLAN         PLAN
                                                                             -------------  -----------  -----------

Actuarial present value of accumulated benefit obligations:
  Vested...................................................................    $ (55,366)    $  (8,810)   $  (3,848)
  Nonvested................................................................       (5,665)         (358)
                                                                             -------------  -----------  -----------
    Total..................................................................    $ (61,031)    $  (9,168)   $  (3,848)
                                                                             -------------  -----------  -----------
                                                                             -------------  -----------  -----------
Actuarial present value of projected benefit obligation....................    $  80,715     $   9,168    $   4,204
Plan assets at fair value..................................................       71,623         7,309        8,360
                                                                             -------------  -----------  -----------
Projected benefit obligation (in excess of) less than plan assets..........       (9,092)       (1,859)       4,156
Unrecognized net actuarial loss (gain).....................................        6,600           401         (137)
Prior service cost not yet recognized in net periodic pension cost.........                      1,228
Remaining unrecognized obligation..........................................                     (1,629)
Unrecognized net transition asset..........................................                                  (2,586)
                                                                             -------------  -----------  -----------
Pension (liability) asset included in the consolidated statement of
  financial position.......................................................    $  (2,492)    $  (1,859)   $   1,433
                                                                             -------------  -----------  -----------
                                                                             -------------  -----------  -----------

                             AVIS RENT A CAR, INC.

NOTE 11--RETIREMENT BENEFITS (CONTINUED)
    Net pension costs of the defined benefit plans for the periods ended December 31, 1995, October 16, 1996, December 31, 1996 and December 31, 1997, include the following components (in thousands):

                                                                                                   JANUARY 1, 1996
                                                                             YEAR ENDED                   TO
                                                                          DECEMBER 31, 1995        OCTOBER 16, 1996
                                                                       -----------------------  ----------------------
                                                                          U.S.      CANADIAN      U.S.      CANADIAN
                                                                         PLANS        PLAN        PLANS       PLAN
                                                                       ----------  -----------  ---------  -----------
Service cost--benefits earned during the period......................  $    2,566   $      76   $   2,401   $      59
Interest cost on projected benefit obligation........................       4,069         304       3,679         206
Return on assets--Actual gain on plan assets.........................     (10,768)       (578)     (3,194)       (538)
Net amortization of actuarial loss (gain) and prior service cost.....       6,184                    (794)
Contributions to union plans and other...............................       2,211                   2,029
Amortization of unrecognized net asset at transition.................                    (130)                   (106)
                                                                       ----------       -----   ---------       -----
Net pension cost (benefit)...........................................  $    4,262   $    (328)  $   4,121   $    (379)
                                                                       ----------       -----   ---------       -----
                                                                       ----------       -----   ---------       -----

                                                                           OCTOBER 17, 1996
                                                                        (DATE OF ACQUISITION)
                                                                                  TO                  YEAR ENDED
                                                                          DECEMBER 31, 1996        DECEMBER 31,1997
                                                                        ----------------------  ----------------------
                                                                          U.S.      CANADIAN      U.S.      CANADIAN
                                                                          PLANS       PLAN        PLANS       PLAN
                                                                        ---------  -----------  ---------  -----------
Service cost--benefits earned during the period.......................  $     302   $      28   $   3,197   $     113
Interest cost on projected benefit obligation.........................        357          54       5,783         269
Return on assets--Actual gain on plan assets..........................       (551)       (115)     (8,857)       (573)
Net amortization of actuarial loss and prior service cost.............        390                   3,050
Contributions to union plans and other................................        733                   2,773
Amortization of unrecognized net asset at transition..................                    (28)                   (132)
                                                                        ---------       -----   ---------       -----
Net pension cost (benefit)............................................  $   1,231   $     (61)  $   5,946   $    (323)
                                                                        ---------       -----   ---------       -----
                                                                        ---------       -----   ---------       -----

    At December 31, 1996 and 1997, the measurement of the projected benefit obligation was based upon the following:

                                                                                     1996                    1997
                                                                            ----------------------  ----------------------
                                                                              U. S.     CANADIAN      U.S.      CANADIAN
                                                                              PLANS       PLAN        PLANS       PLAN
                                                                            ---------  -----------  ---------  -----------
Discount rate.............................................................       7.75%       7.00%       7.25%       7.00%
Compensation increase.....................................................       5.00        4.00        4.75        4.00
Long-term return on plan assets...........................................       8.75        7.00        9.00        7.00

    The U.S. plans' assets are invested in corporate bonds, U.S. government securities and common stock mutual funds. The Canadian plan's assets are invested in Canadian stocks, bonds, mutual funds, real estate and money market funds.

    The Company also sponsors a non-qualified defined benefit pension plan. The liability for this unfunded plan was $10.2 million and $11.0 million at December 31, 1996 and 1997, respectively, and is included in accrued liabilities on the accompanying statement of financial position. The projected benefit obligation of the plan was $12.1 million and $12.7 million at December 31, 1996 and 1997, respectively.

                             AVIS RENT A CAR, INC.

NOTE 12--EARNINGS PER SHARE ("EPS")

    During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share". The adoption of this pronouncement did not have a material impact on the Company. In calculating basic earnings per share, the shares issued in the initial public offering of 22,425,000 shares together with 8,500,000 shares, resulting from the 85,000 to 1 stock split, were used for all periods presented. Diluted EPS for the year ended December 31, 1997 was calculated as follows (in thousands, except share amounts):

                                                                                                         1997
                                                                                                     -------------
DILUTED EPS
Income available to common stockholders............................................................  $      27,473
                                                                                                     -------------
Weighted average common shares outstanding.........................................................     30,925,000
Plus: Dilutive effect of the assumed exercise of stock options (i).................................        256,134
                                                                                                     -------------
Adjusted weighted average shares outstanding.......................................................     31,181,134
                                                                                                     -------------
                                                                                                     -------------
Diluted EPS (i)....................................................................................  $        0.88
                                                                                                     -------------
                                                                                                     -------------

------------------------

(i) Prior to September 23, 1997 there were no stock options outstanding.

NOTE 13--STOCK OPTION PLAN

    On September 23, 1997, the Avis Rent A Car, Inc. 1997 Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors under which 4,620,977 shares of Common Stock were reserved for issuance upon the exercise of options granted to officers, key employees, independent contractors and non-employee Directors of the Company and its designated subsidiaries. On September 23, 1997, 3,963,900 options were granted at $17.00 per share, the fair market value of the Company's common stock on the date of grant. The primary purpose of the Stock Option Plan is to provide additional incentive to officers, key employees, independent contractors and non-employee Directors of the Company and to strengthen their commitment to the Company and its subsidiaries.

    Each non-employee Director of the Company received an initial automatic grant of an option to purchase 50,000 shares of Common Stock under the Stock Option Plan. Subsequently elected non-employee Directors will receive a like grant under the Stock Option Plan upon election or appointment to the Board of Directors.

    The exercise price of each option under the Stock Option Plan may not be less than the fair market value of a share of Common Stock on the date the option is granted. Options held by an optionee will generally become exercisable as to 20% of the shares covered by such options on the first anniversary of the date of grant and with respect to an additional 20% of the shares covered by such options on each of the four succeeding anniversaries of the date of grant if the optionee continues to be employed or retained as an independent contractor by the Company, on each such date. All options held by an optionee will become fully exercisable (to the extent not already exercisable) if a "change of control transaction" (as defined in the Stock Option Plan) occurs. Shares of Common Stock acquired upon the exercise of the options may be subject to restrictions on transfer which will be set forth in the agreement evidencing the grant of the option. All options granted under the Stock Option Plan, to the extent not exercised, expire on the earliest of (i) the tenth anniversary of the date of grant, (ii) two years following the optionee's termination of employment on account of death, retirement, disability or (iii) one year following the

                             AVIS RENT A CAR, INC.

NOTE 13--STOCK OPTION PLAN (CONTINUED)
termination of optionee's employment for any other reason. Grants of options under the Stock Option Plan are subject to an annual per-participant maximum grant of shares of Common Stock.

    Generally, the Board of Directors of the Company may from time to time amend or terminate the Stock Option Plan, provided that (i) no such amendment or termination may adversely affect the rights of any participant without the consent of such participant and (ii) to the extent required by any law, regulation or stock exchange rule, no amendment shall be effective without the approval of the Company's stockholders.

    The Company makes no recognition of the options in the financial statements until they are exercised. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

    The following is a summary of stock option activity for the period September 23, 1997 through December 31, 1997:

                                                                             WEIGHTED AVERAGE
                                                                   SHARES     EXERCISE PRICE
                                                                 ----------  -----------------
Granted September 23, 1997 (inception of the stock option
  plan)........................................................   3,963,900      $   17.00
Forfeited......................................................     (78,200)     $   17.00
                                                                 ----------
Outstanding at end of year.....................................   3,885,700      $   17.00
                                                                 ----------
                                                                 ----------
No options were exercisable at December 31, 1997.

    Pro forma disclosures are provided for 1997 as if the Company adopted the cost recognition requirements under SFAS 123. The fair value of each option granted is (estimated on the date of grant using the Black-Scholes option-pricing model) $9.80 using the following assumptions: (1) expected volatility of 45.0%, (2) risk-free interest rate of 5.7% and (3) expected life of 7.5 years. The weighted-average remaining contractual life of the stock options is 9.6 years at December 31, 1997. Had compensation expense been recognized for the year ended December 31, 1997, grants for stock-based compensation plans in accordance with provisions of SFAS 123, the Company would have recorded net income and earnings per share as follows (in thousands, except per share data):

                                                             AS REPORTED   PRO FORMA
                                                             -----------  -----------
Net income.................................................   $  27,473    $  26,330
                                                             -----------  -----------
                                                             -----------  -----------
Basic earnings per share...................................   $     .89    $     .85
                                                             -----------  -----------
                                                             -----------  -----------
Diluted earnings per share.................................   $     .88    $     .84
                                                             -----------  -----------
                                                             -----------  -----------

                             AVIS RENT A CAR, INC.

NOTE 14--LEASES, AIRPORT CONCESSION FEES AND COMMITMENTS

    The Company is committed to make rental payments under noncancelable operating leases relating principally to vehicle rental facilities and equipment. Under certain leases, the Company is obligated to pay certain additional costs, such as property taxes, insurance and maintenance. Airport concession agreements usually require a guaranteed minimum amount plus contingent fees which are generally based on a percentage of revenues.

    Operating lease payments and airport concession fees charged to expense for the periods ended December 31, 1995, October 16, 1996 , December 31, 1996 and December 31, 1997 are as follows (in thousands):

                                                                           OCTOBER 17, 1996
                                                         JANUARY 1, 1996       (DATE OF
                                                               TO            ACQUISITION)
                                         YEAR ENDED        OCTOBER 16,            TO              YEAR ENDED
                                      DECEMBER 31, 1995       1996         DECEMBER 31, 1996   DECEMBER 31, 1997
                                      -----------------  ---------------  -------------------  -----------------
Minimum fees........................     $   108,965       $    88,787        $    23,576         $   122,015
Contingent fees.....................          56,624            61,290             13,220              72,954
                                      -----------------  ---------------         --------            --------
                                             165,589           150,077             36,796             194,969
Less sublease rentals...............          (4,427)           (3,843)            (1,000)             (4,741)
                                      -----------------  ---------------         --------            --------
                                         $   161,162       $   146,234        $    35,796         $   190,228
                                      -----------------  ---------------         --------            --------
                                      -----------------  ---------------         --------            --------

    Future minimum rental commitments under noncancelable operating leases amounted to approximately $446.1 million at December 31, 1997. The minimum rental payments due in each of the next five years ending December 31, and thereafter, are as follows (in thousands):

1998......................................................................  $  93,110
1999......................................................................     68,265
2000......................................................................     55,282
2001......................................................................     42,249
2002......................................................................     30,530
Thereafter................................................................    156,655

    At December 31, 1997, future minimum rental commitments include $81.2 million due to a subsidiary of Cendant.

    In addition to the Company's lease commitments, the Company has (i) outstanding purchase commitments of approximately $1.4 billion at December 31, 1997, which relate principally to vehicle purchases and (ii) employment agreements with certain executives.

                             AVIS RENT A CAR, INC.

NOTE 15--SEGMENT INFORMATION

    The Company operates in one industry segment, the rental car business. The Company's rental car business rents vehicles to business and leisure travelers, and is divided into four main geographic areas; the United States, Australia/New Zealand, Canada, and other Foreign Operations. Revenue generated from the car rental business is recorded in the country in which the vehicle is rented. The accounting policies of each geographic area are the same as those described in the summary of significant accounting policies (see Note 1). The operations within major geographic areas for the periods ended December 31, 1995, October 16, 1996, December 31, 1996, and December 31, 1997 are summarized as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31, 1995
                                             ---------------------------------------------------------------------
                                                                                            OTHER
                                                UNITED        AUSTRALIA/                   FOREIGN
                                                STATES        NEW ZEALAND      CANADA    OPERATIONS   CONSOLIDATED
                                             ------------  -----------------  ---------  -----------  ------------
Revenue....................................  $  1,414,380     $   113,744     $  67,809   $  20,018    $1,615,951
                                             ------------        --------     ---------  -----------  ------------
                                             ------------        --------     ---------  -----------  ------------
Total assets...............................  $  2,535,621     $   133,629     $  97,426   $  58,222    $2,824,898
                                             ------------        --------     ---------  -----------  ------------
                                             ------------        --------     ---------  -----------  ------------

                                                               PERIOD ENDED OCTOBER 16, 1996
                                           ----------------------------------------------------------------------
                                                                                           OTHER
                                              UNITED        AUSTRALIA/                    FOREIGN
                                              STATES        NEW ZEALAND       CANADA    OPERATIONS   CONSOLIDATED
                                           ------------  -----------------  ----------  -----------  ------------
Revenue..................................  $  1,313,619     $   105,401     $   69,814   $  15,839    $1,504,673
                                           ------------        --------     ----------  -----------  ------------
                                           ------------        --------     ----------  -----------  ------------
Total assets.............................  $  2,859,202     $   115,082     $  147,617   $  65,796    $3,187,697
                                           ------------        --------     ----------  -----------  ------------
                                           ------------        --------     ----------  -----------  ------------

                                                               PERIOD ENDED DECEMBER 31, 1996
                                           ----------------------------------------------------------------------
                                                                                           OTHER
                                              UNITED        AUSTRALIA/                    FOREIGN
                                              STATES        NEW ZEALAND       CANADA    OPERATIONS   CONSOLIDATED
                                           ------------  -----------------  ----------  -----------  ------------
Revenue..................................  $    312,194     $    31,107     $   13,467   $   6,076    $  362,844
                                           ------------        --------     ----------  -----------  ------------
                                           ------------        --------     ----------  -----------  ------------
Total assets.............................  $  2,839,313     $   120,216     $  122,657   $  49,171    $3,131,357
                                           ------------        --------     ----------  -----------  ------------
                                           ------------        --------     ----------  -----------  ------------

                                                                YEAR ENDED DECEMBER 31, 1997
                                           ----------------------------------------------------------------------
                                                                                           OTHER
                                              UNITED        AUSTRALIA/                    FOREIGN
                                              STATES        NEW ZEALAND       CANADA    OPERATIONS   CONSOLIDATED
                                           ------------  -----------------  ----------  -----------  ------------
Revenue..................................  $  1,804,478     $   131,228     $   85,021   $  25,427    $2,046,154
                                           ------------        --------     ----------  -----------  ------------
                                           ------------        --------     ----------  -----------  ------------
Total assets.............................  $  3,997,485     $    98,145     $  131,987   $  51,339    $4,278,956
                                           ------------        --------     ----------  -----------  ------------
                                           ------------        --------     ----------  -----------  ------------

                             AVIS RENT A CAR, INC.

NOTE 16--SELECTED QUARTERLY FINANCIAL DATA

                                                            PREDECESSOR COMPANIES
                                            ------------------------------------------------------
                                                                                                        THE COMPANY
                                                                                                    -------------------
                                                                          QUARTERS ENDED
                                                                                                     OCTOBER 17, 1996
                                                                                   OCTOBER 1, 1996       (DATE OF
                                                                                         TO            ACQUISITION)
                                            MARCH 31,    JUNE 30,   SEPTEMBER 30,    OCTOBER 16,            TO
                                               1996        1996         1996            1996         DECEMBER 31, 1996
                                            ----------  ----------  -------------  ---------------  -------------------
Revenue...................................  $  418,118  $  469,448   $   531,478     $    85,629        $   362,844
Costs and expenses........................     416,585     441,725       492,742          83,822            360,583
                                            ----------  ----------  -------------  ---------------  -------------------
Income before provision for income
  taxes...................................       1,533      27,723        38,736           1,807              2,261
Provision for income taxes................         685      12,392        17,315             806              1,040
                                            ----------  ----------  -------------  ---------------  -------------------
Net income................................  $      848  $   15,331   $    21,421     $     1,001        $     1,221
                                            ----------  ----------  -------------  ---------------  -------------------
                                            ----------  ----------  -------------  ---------------  -------------------
Earnings per share:
Basic.....................................  $      .03  $      .50   $       .69     $       .03        $       .04
                                            ----------  ----------  -------------  ---------------  -------------------
                                            ----------  ----------  -------------  ---------------  -------------------
Diluted...................................  $      .03  $      .50   $       .69     $       .03        $       .04
                                            ----------  ----------  -------------  ---------------  -------------------
                                            ----------  ----------  -------------  ---------------  -------------------

                                                                 THE COMPANY
                                                                QUARTERS ENDED
                                            ------------------------------------------------------
                                            MARCH 31,    JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                               1997        1997         1997            1997
                                            ----------  ----------  -------------  ---------------
Revenue...................................  $  456,014  $  489,633   $   580,049     $   520,458
Costs and expenses........................     449,031     472,256       555,096         519,448
                                            ----------  ----------  -------------  ---------------
Income before provision for income
  taxes...................................       6,983      17,377        24,953           1,010
Provision for income taxes................       2,778       8,476        11,085             511
                                            ----------  ----------  -------------  ---------------
Net income................................  $    4,205  $    8,901   $    13,868     $       499
                                            ----------  ----------  -------------  ---------------
                                            ----------  ----------  -------------  ---------------
Earnings per share:
Basic.....................................  $      .14  $      .29   $       .45     $       .02
                                            ----------  ----------  -------------  ---------------
                                            ----------  ----------  -------------  ---------------
Diluted...................................  $      .14  $      .29   $       .45     $       .02
                                            ----------  ----------  -------------  ---------------
                                            ----------  ----------  -------------  ---------------
Shares of Common Stock outstanding:
  Basic...................................                                            30,925,000
                                                                                   ---------------
                                                                                   ---------------
  Diluted.................................                                            31,949,535
                                                                                   ---------------
                                                                                   ---------------

    For all periods presented through September 30, 1997, the weighted average shares of common stock outstanding for both basic and diluted earnings per share computations are 30,925,000.

NOTE 17--RELATED PARTY TRANSACTIONS

    The Company and Avis Europe, plc cooperate jointly in marketing and promotional activities, the exchange of reservations, the honoring of charge cards and vouchers, and the transfer of the related billings. Two members of the Company's board of directors are executive officers of Cendant and also serve on the board of Avis Europe Limited (formerly Cilva), the parent company of Avis Europe, plc.

    Vehicle manufacturers offer vehicle repurchase programs on an ongoing basis to assist in the acquisition and disposition of vehicles. These programs generally allow the Company, at its option, subject to certain provisions, to sell the vehicles back to the manufacturers at pre-determined prices. Amounts included under these programs are reflected in "Accounts receivable, net" on the accompanying consolidated statement of financial position at December 31, 1997 (see Note 3). Under the terms of certain financing agreements with General Motors, the Company is required to purchase a significant percentage

                             AVIS RENT A CAR, INC.

NOTE 17--RELATED PARTY TRANSACTIONS (CONTINUED) of its fleet from local dealers of General Motors subject to market conditions. In addition, the Company participates in an arrangement whereby General Motors provides payments for purchasing and promoting a specified number and mix of vehicles (see Note 5). At December 31, 1996, the Company had a $250.0 million line of credit, respectively, from General Motors which may be used for the Vehicle Trust financing (see Note 8). Of this facility, $200.0 million was available for subordinated debt at December 31, 1996. As of December 31, 1996, the Company utilized $118.0 million of this facility, of which $54.3 million was subordinated. This facility required a fee of 1/4 of 1% on the unused portion.

    At December 31, 1997, the Company is affiliated with Cendant which owns approximately 27.5% of the Company. For the year ended December 31, 1997, the Company earned revenues of approximately $2.2 million from Cendant and its subsidiary companies, of which approximately $76 thousand was outstanding and is included in Accounts receivable on the accompanying consolidated statement of financial position at December 31, 1997. The Company purchased approximately $90.6 million of goods and services from these affiliated companies.

NOTE 18--LITIGATION

    From time to time, the Company is subject to routine litigation incidental to its business. The Company maintains insurance policies that cover most of the actions brought against the Company. The Company is not currently involved in any legal proceeding which it believes would have a material adverse effect upon its financial condition or results of operations. However, the Company is involved in the following litigation:

    In the case of LINDA A. PUGH, ET AL., V. AVIS RENT A CAR SYSTEMS, INC. AND NEW HANOVER RENT-A-CAR, INC., 7-96-CV-91-F(2), (E.D.N.C.), a suit in federal court in North Carolina alleging race discrimination, the Company and the Plaintiffs have entered into a Settlement Agreement, subject to court approval, providing for payment of $1.875 million plus approximately $1.4 million in attorneys fees, administration costs and costs of notice to potential class members, to settle and dismiss all claims against the Company. In the case of DAVID RUTSTEIN V. AVIS RENT A CAR SYSTEMS, INC., 97-0807 CIV-G (S.D.FL.), a suit brought as a purported class action suit in Federal Court in Florida alleging discrimination based upon religion, the Company has filed a motion to dismiss the action, which is pending before the court. Following the commencement of the PUGH and RUTSTEIN suits described above, certain governmental agencies initiated inquiries and made requests for information in connection with allegations of discrimination involving the Company and certain of its licensees. The Company has been cooperating with all such governmental requests. To date, an administrative proceeding has been commenced at the Commonwealth of Pennsylvania Human Rights Commission. In that proceeding, the Attorney General of the Commonwealth of Pennsylvania has filed an administrative complaint alleging that the Company is vicariously liable for race discrimination allegedly committed by a licensee. The Company has not yet been apprised of the specifics underlying these allegations, but the Company believes that the claims are without merit. The Company does not believe that the outcome of those inquiries or the administrative proceeding will have a material adverse effect on its financial condition or results of operations.

    In connection with the IPO, the Company and Cendant entered into an agreement whereby Cendant agreed to indemnify the Company for the costs and expenses of defending all such claims described above, any other claims of illegal discrimination related to customers and alleged to have occurred prior to the IPO and from any liability arising therefrom.

                             AVIS RENT A CAR, INC.

NOTE 19--SUBSEQUENT EVENTS

    On January 7, 1998, the Company closed a transaction refinancing the fleet debt of its Canadian car rental operation which provided for borrowings of up to $210.9 million. The vehicles were transferred to a partnership in which a wholly-owned subsidiary of the Company, Aviscar, Inc., is the general partner and a financing source is the limited partner. Aviscar, Inc. continues to operate and service the vehicles in the fleet. The partnership structure allows Aviscar, Inc. to finance vehicles at a more advantageous interest rate.

    On February 20, 1998, the Company signed a purchase agreement with Hayes Leasing Company, Inc. ("Hayes") to acquire the assets of its car rental business for approximately $85 million in cash, plus the refinancing of fleet-related indebtedness (approximately $117 million at January 31, 1998). The unaudited assets, exclusive of cost in excess of the fair value of net assets acquired at January 31, 1998, are approximately $120 million. The transaction is subject to customary closing conditions and regulatory approval.

    On March 23, 1998, the Company sold 5,000,000 shares of its common stock through a public offering and received net proceeds of approximately $162 million. The Company expects that the proceeds of the common stock issuance will be used to finance the Hayes transaction, mentioned above, working capital and general corporate purposes, including the repayment of certain indebtedness. The proceeds are exclusive of a 30-day option granted the Company's Underwriters to purchase in the aggregate up to 900,000 additional shares of common stock from the Company. In addition, in the same offering, Cendant reduced its ownership of the Company by selling 1,000,000 shares of the Company's common stock and retained the net proceeds.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Avis Rent A Car, Inc.
Garden City, New York

    We have audited the accompanying consolidated statements of financial position of Avis Rent A Car, Inc. and subsidiaries (successor to Rental Car System Holdings, Inc. and subsidiaries, Avis International, Ltd. and subsidiaries, Avis Enterprises, Inc. and subsidiaries, Pathfinder Insurance Company and Global Excess & Reinsurance, Ltd., all previously wholly-owned by Avis, Inc., collectively the "Predecessor Companies") (collectively referred to as "Avis Rent A Car, Inc." or the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and for the period October 17, 1996 (Date of Acquisition) to December 31, 1996 and as to the Predecessor Companies the related consolidated statements of operations, stockholders' equity and cash flows for the period January 1, 1996 to October 16, 1996 and for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997 and for the period October 17, 1996 to December 31, 1996 (period after the change in control referred to in Note 1 to the consolidated financial statements), and with respect to the Predecessor Companies for the period January 1, 1996 to October 16, 1996 (period up to the change in control referred to in Note 1 to the consolidated financial statements) and for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

    As more fully discussed in Note 1 to the consolidated financial statements, the Predecessor Companies were acquired in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the periods prior to the acquisition and, therefore, are not directly comparable.

          [LOGO]

New York, New York
January 29, 1998
(March 23, 1998 as to Note 19)

                   BOARD OF DIRECTORS                                             OFFICERS
--------------------------------------------------------  --------------------------------------------------------

R. CRAIG HOENSHELL                                        R. CRAIG HOENSHELL
  Chairman of the Board and Chief Executive Officer         Chairman of the Board and Chief Executive Officer
F. ROBERT SALERNO                                         F. ROBERT SALERNO
  President, Chief Operating Officer and Director           President, Chief Operating Officer and Director
STEPHEN P. HOLMES                                         KEVIN M. SHEEHAN
  Vice Chairman, Cendant Corporation                        Executive Vice President and Chief Financial Officer
MICHAEL P. MONACO                                         JOHN H. CARLEY
  Vice Chairman and Chief Financial Officer, Cendant        Executive Vice President and General Counsel
  Corporation                                             KEVIN P. CAREY
W. ALUN CATHCART                                            Senior Vice President--Human Resources
  Chairman and Chief Executive,                           PATRICIA D. YODER
  Avis Europe plc                                           Senior Vice President--Corporate Communications
LEONARD S. COLEMAN, JR.                                   THOMAS J. BYRNES
  President, National League of Professional Baseball       Senior Vice President--Sales
  Clubs                                                   MARIA M. MILLER
MARTIN L. EDELMAN                                           Senior Vice President--Marketing
  President and Director,                                 GERARD J. KENNELL
  Chartwell Leisure Inc.                                    Vice President and Treasurer
DEBORAH L. HARMON                                         TIMOTHY M. SHANLEY
  Principal, Office of the President                        Vice President and Controller
  at JER Real Estate Partner, L.P.                        JOHN FORSYTHE
MICHAEL J. KENNEDY                                          Vice President--Operations U.S. Rent A Car
  Attorney with his own law firm                          MICHAEL P. COLLINS
MICHAEL L. TARNOPOL                                         Vice President--International
  Vice Chairman of The Bear Stearns
  Companies Inc.

--------------------------------------------------------------------------------

                          REGISTRAR AND TRANSFER AGENT

                         Harris Trust and Savings Bank
                          311 West Monroe, 11th Floor
                                 P.O. Box A3504
                          Chicago, Illinois 60690-3504

                  AUDITORS:                         THE ANNUAL REPORT TO THE SECURITIES
            Deloitte & Touche LLP                       AND EXCHANGE COMMISSION ON
         Two World Financial Center                   FORM 10-K MAY BE OBTAINED UPON
        New York, New York 10281-1418                           REQUEST TO:
                                                    Corporate Communications Department
                                                          AVIS World Headquarters
                                                           900 Old Country Road
                                                        Garden City, New York 11530
                                                               516-222-4727

                                    [LOGO]

                            Avis Rent A Car, Inc.
                            World Heaquarters
                            900 Old Country Road
                            Garden City, New York 11530
                            516-222-3000