Form 10-K, Exhibit 13
period 1998-12-31
AVIS RENT A CAR INC
filed 1999-03-29
CIK 1040445

[GRAPHIC OMITTED]

                               1998 Annual Report
                              Avis Rent A Car, Inc.

--------------------------------------------------------------------------------

Avis Rent A Car, Inc. (AVI-NYSE) is a leading provider of rental cars with approximately 660 locations, with operations in the United States, Canada, Puerto Rico, U.S. Virgin Islands, Argentina, Australia and New Zealand.

                                Financial Summary

FINANCIAL RESULTS                                      (YEARS ENDED DECEMBER 31)
--------------------------------------------------------------------------------
(Dollars in millions, except per share data.)      1997        1998   % INCREASE
--------------------------------------------------------------------------------
Revenue                                          $ 2,046     $ 2,298       12
--------------------------------------------------------------------------------
Costs and Expenses                               $ 1,996     $ 2,185       10
--------------------------------------------------------------------------------
Pre-Tax Profit                                   $    50     $   112      123
--------------------------------------------------------------------------------
Net Income                                       $  27.5     $  63.5      131
--------------------------------------------------------------------------------
Basic Earnings per Share                         $  0.89     $  1.86      109
--------------------------------------------------------------------------------
Diluted Earnings per Share                       $  0.88     $  1.82      107
--------------------------------------------------------------------------------
Diluted Shares Outstanding                          31.2        34.9       12

================================================================================

--------------------------------------------------------------------------------
BALANCE SHEET DATA                                 1997        1998   % INCREASE
(December 31)
--------------------------------------------------------------------------------
Total Assets                                     $ 4,283     $ 4,505        5
--------------------------------------------------------------------------------
Total Debt                                       $ 2,826     $ 3,015        7
--------------------------------------------------------------------------------
Shareholder Equity                               $   454     $   623       37

================================================================================

--------------------------------------------------------------------------------
KEY FINANCIAL RATIOS                               1997        1998
--------------------------------------------------------------------------------

Return on Assets
(for the years ended December 31)                  0.7%        1.5%
--------------------------------------------------------------------------------
Debt to Net Worth
(at December 31)                                   6.2X        4.8X
--------------------------------------------------------------------------------
Pre-Tax Margin
(for the years ended December 31)                  2.5%        4.9%
================================================================================

                              Avis Rent A Car, Inc.
                               World Headquarters
                              900 Old Country Road
                              Garden City, NY 11530
                                  www.avis.com

--------------------------------------------------------------------------------

                                                                    A Message
                                                                 From Management

[PHOTO OMITTED]

Kevin M. Sheehan, Executive Vice President and Chief Financial Officer (left) and F. Robert Salerno, President and Chief Operating Officer (right)

To Our Shareholders, Employees and Friends:

On behalf of the Board of Directors and our 19,000 Avis colleagues, we are pleased to present our 1998 Annual Report that highlights the Company's record financial results and other major accomplishments in the year past.

In 1998, Avis advanced on many fronts. We made significant investments in new marketing initiatives and in our technological systems. We introduced cutting edge programs to enhance the skills of our employees and improve the quality of our service and staffing. We successfully initiated a stock repurchase program and made strategic acquisitions. We intensified efforts to improve our business mix through our marketing and suburban strategy, expanded our Internet capabilities through a redesigned Web site and further leveraged our cross marketing synergies with Cendant Corporation. Through the continuation of such strategies in 1999, we are confident we can differentiate Avis from the competition and position ourselves for travelers as the rent a car brand of choice.

Since going public in September 1997, Avis has vigorously met the intensified competition in the rental car industry and has benefited from what appears to be the first sustainable and significant price increases the industry has seen in many years. We are well-equipped to meet the future and look forward to the challenges and opportunities of the year ahead.

                                 1998 Milestones

                             Building Record Results

Our 1998 financial results were strongly influenced by solid transaction growth, our ability to better utilize our fleet and our effective management of cost initiatives. We also benefited from industry price rationalization and Avis remains committed to achieving optimal price levels for the long term.

On a pro forma basis net income for 1998 increased 61% over 1997 to $63.5 million and diluted earnings per share rose 44% to $1.82 from $1.26 in 1997, while revenue increased 5.6%. On a historical basis, net income and diluted earnings per share for 1998 increased 131% and 107%, respectively, compared to 1997, while revenue increased 12.3%.

                   Launching Innovative Marketing Initiatives

We are changing our marketing tactics from a broad-based approach to a more targeted format, focusing on building loyalty with our most profitable customers. We began this initiative in the fall of 1998 and we have already seen favorable results. We are convinced this new marketing approach will provide us with a growing base of high margin customers, derived and maintained with more efficient marketing expenditures. As another part of our effort to build customer loyalty, we will continue in 1999 to improve our facilities to ensure customers have a pleasant, stress-free rental experience.

                        Achieving an Optimal Business Mix

We are aggressively implementing strategies to change our business mix. Traditionally, the Avis customer profile has in large measure been comprised of business travelers who account for a majority of our business. Through new sales initiatives--like the suburban strategy--and innovative marketing programs, the Company is seeking to selectively increase the proportion of leisure customers. We are also focusing on developing our portfolio of small and medium commercial accounts, which typically have higher revenue per day than the large commercial accounts. We see tremendous growth opportunity in this area. At the same time, we will continue to service, maintain and add to our core of large commercial accounts.

--------------------------------------------------------------------------------

                                Suburban Strategy

In 1998, we embarked on a program to expand our presence in the suburban marketplace. We opened 29 new suburban locations bringing our total to 208, generating $137 million in revenue. New locations are chosen only after our research indicates a high degree of probable success. The attractiveness of this strategy is that it allows our suburban operations to build a solid customer market within their local areas. But since these locations are generally within reasonable proximity to airports, the program enables us to better utilize our fleet by moving excess cars to them during slower periods at the airports. In 1999, we will continue to carefully implement this strategy and we anticipate opening another 40 locations.

                        Leveraging Synergies with Cendant

In 1998, the Company continued to capitalize on the close relationship it enjoys with Cendant Corporation. Cendant affords us cross-marketing synergies that allow us access to an enormous pool of potential car rental customers in the hospitality, relocation and time share sectors, as well as those available from their formidable direct marketing data base. In 1998, these efforts produced over $40 million in revenue for the Company, an increase of nearly 30% from 1997. We are also realizing cost savings by using Cendant preferred alliances for improved purchasing power, including telecommunications, printing services and media purchasing.

                           Investing in Our Employees

This past year, we rolled out programs designed to further improve the quality of our workforce and produce greater responsiveness to our customers. In Leadership Training courses our managers were trained in how to become more effective and Change Management courses helped our employees meet the challenge of an ever changing competitive environment. Respect for the Individual training brought greater sensitivity to an increasingly diverse workforce and customer base. Training in the Avis Experience heightened the quality of service our employees deliver to our customers.

                                 Employee Survey

In a service industry, employees are the essential element in overall service delivery. It is our employees who interface on a transaction by transaction basis with our customers. They are the people who will, in large measure, fulfill the promises made by our marketing and secure the loyalty of our customers.

In addition to the training and developmental initiatives outlined above, we also conducted our annual employee survey. The survey was presented to all employees of the Company and this year the vast majority responded. Total Company scores rose in every category. An overwhelming majority of the employees said they were proud to work for Avis and that they felt Avis had a high degree of ability to compete successfully in the marketplace.

                             Investing in Technology

To ensure the Company's future, in 1998 we made significant investments in technology. These investments included upgrading financial systems, increased resources for a marketing data warehouse, upgrading of our overall internal systems and funds for Year 2000 compliance. In 1998, we redesigned our Web site. We feel the new design facilitates ease of booking for those who prefer to use the Internet to make reservations and the statistics bear this out--over 220,000 reservations were booked last year, a substantial increase over the previous year. Use of the Internet still accounts for only a small percentage of Avis' total bookings, but the number is growing rapidly. We believe that the Internet will continue to grow as both a reservation and marketing opportunity for the Company. We are therefore increasing our development commitment to it in 1999. These investments in technology are crucial to the success of the Company as we move forward.

             Building Value with Strategic Acquisition Opportunities

On May 1, 1998, Avis purchased the Avis system franchises for the cities of Dallas, Fort Worth, San Antonio and Austin from Hayes Leasing Company, Inc. for approximately $86 million. The acquisition brought Avis the assets of a company which, in 1997, reported revenue of $77 million from approximately 640,000 transactions and operated a fleet of approximately 8,000 vehicles. More importantly, upon closing, the purchase became immediately accretive to Avis' earnings. The purchase was part of Avis' strategy to increase the number of key airport locations owned by the Company. In addition to the purchase of Hayes, the Company made six other smaller acquisitions. We will continue to look for strategically advantageous acquisitions.

                           Building Shareholder Return

--------------------------------------------------------------------------------

On September 1, 1998, the Company announced a program to repurchase 1.5 million shares of Avis common stock and on September 23, 1998 expanded the repurchase program to a total of 5 million shares. Avis undertook the repurchase program because the Company's stock represented an outstanding value. The repurchase enhances shareholder value and demonstrates the Company's confidence in the future of Avis.

                                Executive Changes

On December 16, 1998 R. Craig Hoenshell stepped down as Chairman and Chief Executive Officer of Avis. Craig expertly led Avis through the public offering process and the initial phases of our acquisition program. Martin L. Edelman, an Avis Board member, was named to serve as Interim Chairman. Since that date, F. Robert Salerno, President and Chief Operating Officer, and Kevin M. Sheehan, Executive Vice President and Chief Financial Officer, have overseen the Company's operations.

                                 The Road Ahead

We have every confidence that the future holds great promise for Avis. We are focused on raising profitability by increasing brand loyalty as we capitalize on changing industry dynamics. We will continue to improve our business mix and fleet utilization and will continue to pursue strategic acquisitions as a means of increasing operating leverage. We have not yet fully mined the opportunities inherent in our relationship with Cendant; through cross marketing and other synergies we will continue to capitalize on this relationship.

The car rental industry is vibrant and growing and we expect to benefit from its growth. Small and medium size businesses are becoming a larger and highly profitable part of our business. With our suburban strategy we are well positioned to tap the potential of the leisure market which includes the trend towards shorter, more frequent vacations. Air travel continues to increase and the demand for our services remains strong.

We would like to thank all of our Avis colleagues for the hard work, dedication and energy that made 1998 so successful and, we know, will make 1999 another remarkable year for the Company. Further, we would like to thank all our shareholders for their continued support and confidence.

While we are proud of our accomplishments in 1998, we know those accomplishments are only building blocks towards success in 1999 and beyond. Our famous motto--"We Try Harder"--went beyond a slogan to become part of the American vocabulary and a part of the Avis culture. It's part of how we think about ourselves, our company and our individual jobs. Now we are building on this past success with a new advertising campaign-- "We Try Harder. For You." The new slogan shifts focus to our valued customers and emphasizes how hard we intend to work to capture and retain their business in our drive to become the world's pre-eminent rent a car brand.

Sincerely,


/s/ Martin L. Edelman     /s/ F. Robert Salerno      /s/ Kevin M. Sheehan

Martin L. Edelman         F. Robert Salerno          Kevin M. Sheehan
Interim Chairman          President and              Executive Vice President
of the Board              Chief Operating Officer    and Chief Financial Officer

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

                                                                Vision

                              To Become The World's

                                   Pre-eminent

                                Rent A Car Brand.

                               [GRAPHIC OMITTED]

                       SELECTED HISTORICAL FINANCIAL DATA
    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND AVERAGE REVENUE PER RENTAL
                                  TRANSACTION)

The selected financial data for the years ended December 31, 1994 and 1995, the periods ended October 16, 1996 and December 31, 1996 and the years ended December 31, 1997 and 1998 are derived from the audited Consolidated Financial Statements of the Company.

                                         PREDECESSOR COMPANIES(A)
                                   -------------------------------------                                               YEARS
                                                                           OCTOBER 17, 1996                            ENDED
                                   YEARS ENDED DECEMBER  JANUARY 1, 1996       (DATE OF                              DECEMBER
                                           31,                 TO            ACQUISITION)            COMBINED           31,
                                   --------------------    OCTOBER 16,            TO                YEAR ENDED       ---------
                                     1994       1995          1996         DECEMBER 31, 1996   DECEMBER 31, 1996(B)    1997
                                   ---------  ---------  ---------------  -------------------  --------------------  ---------
STATEMENTS OF OPERATIONS DATA:
Revenue..........................  $1,412,400 $1,615,951   $ 1,504,673        $   362,844           $1,867,517       $2,046,154
                                   ---------  ---------  ---------------  -------------------      -----------       ---------
Costs and expenses:
  Direct operating, net..........    664,993    724,759        650,750            167,682              818,432         863,839
  Vehicle depreciation and lease
    charges, net.................    301,805    394,057        358,937             85,455              444,392         525,143
  Selling, general and
    Administrative(a)............    252,024    269,434        283,180             68,215              351,395         415,728
  Interest, net..................    136,508    162,244        138,225             38,205              176,430         184,261
  Amortization of cost in excess
    of net assets acquired.......      4,754      4,757          3,782              1,026                4,808           6,860
                                   ---------  ---------  ---------------  -------------------      -----------       ---------
                                   1,360,084  1,555,251      1,434,874            360,583            1,795,457       1,995,831
                                   ---------  ---------  ---------------  -------------------      -----------       ---------
Income before provision for
income taxes.....................     52,316     60,700         69,799              2,261               72,060          50,323
Provision for income taxes.......     30,213     34,635         31,198              1,040               32,238          22,850
                                   ---------  ---------  ---------------  -------------------      -----------       ---------
Net income.......................  $  22,103  $  26,065    $    38,601        $     1,221           $   39,822       $  27,473
                                   ---------  ---------  ---------------  -------------------      -----------       ---------
                                   ---------  ---------  ---------------  -------------------      -----------       ---------
Earnings per share(c)
    Basic........................  $     .72  $     .84    $      1.25        $       .04                   --       $     .89
    Diluted......................  $     .72  $     .84    $      1.25        $       .04                   --       $     .88
STATEMENTS OF FINANCIAL POSITION
  DATA:
Vehicles, net....................  $1,873,158 $2,167,167   $ 2,404,275        $ 2,243,492           $2,243,492       $3,018,856
Total assets.....................  $2,602,774 $2,824,798   $ 3,186,503        $ 3,131,232           $3,131,232       $4,282,657
Debt(d)..........................  $2,110,123 $2,289,747   $ 2,645,095        $ 2,542,974           $2,542,974       $2,826,422
Stockholders' equity.............  $ 658,012  $ 688,260    $   740,113        $    76,415           $   76,415       $ 453,722
Selected Operating Data:
Number of rental locations at
  period-end.....................        576        541            550                546                  546             612
Peak number of vehicles during
  period.........................    150,966    167,511        196,077            177,839              196,077         212,104
Average number of vehicles during
  period.........................    137,715    150,853        174,813            172,461              174,226         186,317
Number of rental transactions
  during period (in thousands)...     10,577     11,544         10,272              2,534               12,806          13,667
Average revenue per rental
  transaction during period......  $     134  $     140    $       146        $       143           $      146       $     150

                                     1998
                                   ---------
STATEMENTS OF OPERATIONS DATA:
Revenue..........................  $2,297,582
                                   ---------
Costs and expenses:
  Direct operating, net..........    939,986
  Vehicle depreciation and lease
    charges, net.................    593,064
  Selling, general and
    Administrative(a)............    438,724
  Interest, net..................    201,726
  Amortization of cost in excess
    of net assets acquired.......     11,854
                                   ---------
                                   2,185,354
                                   ---------
Income before provision for
income taxes.....................    112,228
Provision for income taxes.......     48,707
                                   ---------
Net income.......................  $  63,521
                                   ---------
                                   ---------
Earnings per share(c)
    Basic........................  $    1.86
    Diluted......................  $    1.82
STATEMENTS OF FINANCIAL POSITION
  DATA:
Vehicles, net....................  $3,164,816
Total assets.....................  $4,505,062
Debt(d)..........................  $3,014,712
Stockholders' equity.............  $ 622,614
Selected Operating Data:
Number of rental locations at
  period-end.....................        660
Peak number of vehicles during
  period.........................    231,086
Average number of vehicles during
  period.........................    205,685
Number of rental transactions
  during period (in thousands)...     15,296
Average revenue per rental
  transaction during period......  $     150

------------------------------
    (a) See Note 1 to the audited Consolidated Financial Statements. Selling, general and administrative expenses includes a 4% royalty fee payable to Cendant for the years ended December 31,1997 and 1998 and charges from Cendant for the period October 17, 1996 (Date of Acquisition) to December 31, 1996. See Note 5 to the audited Consolidated Financial Statements.

    (b) Presented on a combined twelve-month basis and includes the results of the Predecessor Companies for the period January 1, 1996 to October 16, 1996 and the results of the Company for the period October 17, 1996 (Date of Acquisition) to December 31, 1996.

    (c) Basic and diluted earnings per share are computed based on 30,925,000 shares of Common Stock, the number of shares of Common Stock outstanding for periods presented from December 31, 1994 through December 31, 1997, except for diluted earnings per share for 1997. Diluted earnings per share for the years ended December 31, 1997 and 1998 are calculated based on 31,181,134 shares and 34,952,557 shares of Common Stock, respectively, which includes the dilutive effect of the assumed exercise of outstanding stock options. Basic earnings per share for the year ended December 31, 1998 is computed based on 34,172,249 shares outstanding.

    (d) Includes vehicle financing notes-due to affiliates at December 31, 1994, 1995, October 16, 1996 and December 31, 1996 of $1,050,000, $1,180,000,
       $1,289,500 and $247,500, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

    On October 17, 1996, Cendant Corporation ("Cendant") acquired Avis, Inc. (the "Franchisor") and its subsidiaries, which included the operations presently conducted by Avis Rent A Car, Inc. (the "Acquisition"). The Acquisition was accounted for as a purchase. (See Note 1 to the Consolidated Financial Statements). After the acquisition of Avis, Inc., Cendant retained the Avis trade names, trademarks, and became the franchisor of the Avis System ("Avis System"). Avis Rent A Car, Inc. became a franchisee of the Avis System.

    On August 20, 1997, Avis Rent A Car, Inc. (the "Company") purchased the First Gray Line Corporation ("First Gray Line"). First Gray Line was the then second largest Avis System franchisee in North America, after the Company, with locations in Southern California, Nevada and Arizona.

    On September 24, 1997, the Company issued and sold 22,425,000 shares of its common stock in an initial public offering ("IPO") and received net proceeds of approximately $359 million. The net proceeds were used to repay amounts outstanding under a credit facility established to complete the First Gray Line acquisition, pay certain acquisition expenses incurred to complete the First Gray Line acquisition and to prepay outstanding indebtedness. The Franchisor has entered into a Master License Agreement with the Company granting the Company the right to operate as a franchisee under the Avis System. As an Avis System franchisee, the Company is required to make payments consisting of a base royalty of 3.0% of the Company's revenue payable monthly and a supplemental royalty of 1.0% of revenue payable quarterly in arrears (which will increase 0.1% per year commencing July 30, 1999, and in each of the following four years thereafter to a maximum of 1.5% until July 30, 2003). The supplemental royalty or a portion thereof may be deferred if the Company does not attain certain financial targets.

    On March 23, 1998, the Company sold 5,000,000 shares of its common stock through a public offering and received net proceeds of approximately $161 million. The Company used the proceeds of the common stock issuance to acquire the assets of the rental business of Hayes Leasing Company, Inc., mentioned below, and for working capital and general corporate purposes, including the repayment of certain indebtedness.

    On May 1, 1998, the Company acquired the assets of the car rental business of Hayes Leasing Company, Inc., ("Hayes Leasing") including the Avis System franchises for the cities of Austin, Fort Worth and San Antonio, and the counties of Dallas and Tarrant, Texas for approximately $86 million in cash plus the refinancing of fleet-related indebtedness, which totaled approximately $136 million for a total purchase price of approximately $222 million. In addition, during the twelve month period ended December 31, 1998, the Company purchased the assets of several other Avis System franchisees, for approximately $15 million in cash.

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

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain items in the Company's consolidated statements of operations (dollars in thousands):

                                                           UNAUDITED PRO FORMA (A)                        HISTORICAL
                                             ----------------------------------------------------  -------------------------
                                                           PERCENTAGE                 PERCENTAGE                 PERCENTAGE
                                                 1996      OF REVENUE       1997      OF REVENUE       1998      OF REVENUE
                                             ------------  -----------  ------------  -----------  ------------  -----------
Revenue....................................  $  2,055,519       100.0%  $  2,175,897       100.0%  $  2,297,582       100.0%
                                             ------------       -----   ------------       -----   ------------       -----
Costs and Expenses:
  Direct operating, net....................       905,534        44.0        920,283        42.3        939,986        40.9
  Vehicle depreciation and lease charges,
    net....................................       493,306        24.0        559,433        25.7        593,064        25.8
  Selling, general and administrative......       439,674        21.4        422,053        19.4        438,724        19.1
  Interest, net............................       183,115         8.9        192,598         8.9        201,726         8.8
  Amortization of cost in excess of net
    assets acquired........................         9,295         0.5          9,743         0.4         11,854         0.5
                                             ------------       -----   ------------       -----   ------------       -----
                                                2,030,924        98.8      2,104,110        96.7      2,185,354        95.1
                                             ------------       -----   ------------       -----   ------------       -----
Income before provision for income taxes...        24,595         1.2         71,787         3.3        112,228         4.9
Provision for income taxes.................        16,028         0.8         32,355         1.5         48,707         2.1
                                             ------------       -----   ------------       -----   ------------       -----
Net income.................................  $      8,567         0.4%  $     39,432         1.8%  $     63,521         2.8%
                                             ------------       -----   ------------       -----   ------------       -----
                                             ------------       -----   ------------       -----   ------------       -----

------------------------

(a) Includes the effects of the following transactions as if they had occurred on January 1 of each period presented: (i) the acquisition of the Company by Cendant and the establishment of a franchisor/ franchisee relationship, (ii) the acquisition of First Gray Line and (iii) the repayment of debt with the net proceeds (after the acquisition of First Gray Line) from the IPO.

HISTORICAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO PRO FORMA YEAR ENDED
  DECEMBER 31, 1997

  REVENUE

    Revenue for 1998 increased 5.6% from $2,175.9 million to $2,297.6 million, over 1997. The increase in revenue is due primarily to the acquisition of Hayes Leasing (2.7%) and overall market demand (2.9%). The revenue increase reflected a 5.3% increase in the number of rental transactions and a 0.3% increase in revenue per rental transaction.

  COSTS AND EXPENSES

    Total costs and expenses for 1998 increased 3.9%, from $2,104.1 million to $2,185.4 million, over 1997. Direct operating expenses increased 2.1%, from $920.3 million to $940.0 million, over 1997. As a percentage of revenue, direct operating expenses for 1998 declined to 40.9%, from 42.3% for 1997. Operating efficiencies were derived primarily from lower vehicle insurance costs (0.3% of revenue), lower airport commissions (1.5% of revenue), and lower computer services costs (0.4% of revenue). These efficiencies were partially offset by higher vehicle damage costs (0.2% of revenue) and higher compensation costs (0.5% of revenue).

    Vehicle depreciation and lease charges for 1998 increased 6.0%, from $559.4 million to $593.1 million, over 1997. As a percentage of revenue, vehicle depreciation and lease charges were 25.8% of revenue in 1998, as compared to 25.7% of revenue in 1997. The change reflected a 3.4% increase in the average rental fleet combined with a higher monthly cost per vehicle. In addition, the net proceeds received in excess of book value for the disposition of used vehicles was $2.3 million lower (0.1% of revenue) in 1998 compared to 1997. This was primarily due to favorable market conditions for the sale of certain model vehicles during 1997.

    Selling, general and administrative expenses for 1998 increased 3.9%, from $422.1 million to $438.7 million, over 1997. The increase was due to $6.6 million higher reservation costs, $5.2 million higher marketing expenses, and $4.9 million higher royalty fees.

    Interest expense for 1998 increased 4.7%, from $192.6 million to $201.7 million, over 1997, due to higher borrowings required to finance the growth of the rental fleet.

    The provision for income taxes for 1998 increased 50.5%, from $32.4 million to $48.7 million, over 1997. The effective income tax rate was 43.4%, down from 45.1% in 1997. The effective tax rate reflects differences between foreign income tax rates and the U.S. federal statutory income tax rate, taxes on the repatriation of foreign earnings, and foreign withholding taxes on dividends paid to the Company.

    Net income for 1998 increased 61.1%, from $39.4 million to $63.5 million, over 1997. The increase reflected higher revenue, decreased costs and expenses as a percentage of revenue and a lower effective income tax rate in 1998.

PRO FORMA YEAR ENDED DECEMBER 31, 1997 COMPARED TO PRO FORMA YEAR ENDED
  DECEMBER 31, 1996

  REVENUE

    Revenue for 1997 increased 5.9%, from $2,055.5 million to $2,175.9 million, over 1996. The revenue increase reflected a 3.5% increase in the number of rental transactions and a 2.3% increase in revenue per rental transaction, resulting from greater overall market demand.

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

    Interest expense for 1997 increased 5.2%, from $183.1 million to $192.6 million, over 1996, due primarily to higher borrowings required to finance the growth of the rental fleet, partially offset by lower average interest rates.

    The provision for income taxes for 1997 increased 101.9%, from $16.0 million to $32.4 million, over 1996. The effective tax rate for 1997 was 45.1% as compared to 65.2% for 1996. The increase in the tax provision and the decrease in the effective tax rate were primarily due to higher domestic income before provision for income taxes. The effective tax rate reflects differences between the foreign income tax rates and the U.S. federal statutory income tax rate, taxes on the repatriation of foreign earnings, and foreign withholding taxes on dividends paid to the Company.

    Net income for 1997 increased 360.3%, from $8.6 million to $39.4 million, over 1996. The increase reflected higher revenue, decreased costs and expenses as a percentage of revenue and a higher effective income tax rate in 1997.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's domestic and foreign operations are funded by cash provided by operating activities and by financing arrangements maintained by the Company. The Company's primary use of funds is for the acquisition of new vehicles. In 1998, the Company's expenditures for new vehicles were approximately $4.3 billion and its proceeds from the disposition of used vehicles were approximately $3.6 billion. For 1999, the Company expects its expenditures for new vehicles (net of proceeds from the disposition of used vehicles) to be higher than in 1998. New vehicles are generally purchased by the Company in accordance with the terms of manufacturer repurchase programs ("Repurchase Programs") Since the late 1980's, the Company has acquired vehicles primarily pursuant to Repurchase Programs. Repurchase prices under the Repurchase Programs are based on either (i) a specified percentage of original vehicle cost determined by the month the vehicle is returned to the manufacturer or (ii) the original capitalization cost less a set daily depreciation amount. These Repurchase Programs limit the Company's residual risk with respect to vehicles purchased under the programs. This enables the Company to better estimate depreciation expense in advance. The financing requirements for vehicles typically reaches an annual peak during the second and third calendar quarters, as fleet levels build in response to increased rental demand during that period. The typical low point for cash requirements occurs during the end of the fourth quarter and the beginning of the first quarter, coinciding with lower levels of fleet and rental demand. The Company has established methods for disposition of its used vehicles that are not covered by Repurchase Programs.

    The Company expects that cash flows from operations and funds from available credit facilities will be sufficient to enable the Company to meet its anticipated cash requirements for operating purposes for the next twelve months.

    The Company also makes capital investments for property improvements and equipment. Capital investments for property improvements and equipment were $42.9 million in 1998, and management estimates such expenditures will approximate $50.0 million in 1999. The Company's customer receivables also provide liquidity with approximately 11 days of daily sales outstanding.

    The Company has a domestic integrated financing program that provides for up to $3.75 billion in financing for vehicles covered by Repurchase Programs, with up to 25% of the facility available for vehicles not covered by Repurchase Programs. The fleet financing program provides for the issuance of up to $1.5 billion of asset backed variable funding notes (the "Commercial Paper Notes") and $2.25 billion of asset-backed medium term notes (the "Medium Term Notes"). The Commercial Paper Notes and the Medium Term Notes are backed by, among other things, a first priority security interest in the Company's fleet. The Commercial Paper Notes are rated A-1 by Standard & Poor's Ratings Group ("Standard & Poor's") and P-1 by Moody's Investors Services, Inc. ("Moody's"). The Medium Term Notes are supported by a Surety Bond issued by MBIA and rated AAA by Standard & Poor's and Aaa by Moody's. At December 31, 1998, the Company had approximately $2.9 billion of debt outstanding under its fleet financing facilities. In addition, at December 31, 1998, the Company had approximately $818 million of additional credit available for vehicle purchases.

    Based on current market conditions and the Company's current banking relationships, the Company expects to fund maturities of the Medium Term Notes by the issuance of either new medium term notes or commercial paper depending on market conditions at the time the Medium Term Notes mature. However, the Company can give no assurance that will occur.

    Avis Rent A Car System, Inc. ("ARACS") is party to a $350 million secured credit agreement (the "Credit Agreement") that provides for (i) a revolving credit facility in the amount of up to $125 million which is available on a revolving basis until December 31, 2001 (the "Final Maturity Date") in order to finance the general corporate needs of ARACS in the ordinary course of business with up to $75 million of such amount available for the issuance of standby letters of credit to support workers' compensation and other insurance and bonding requirements of ARACS, the Company and their subsidiaries, in the ordinary course of business, and (ii) a standby letter of credit facility of up to $225 million available on a revolving basis to fund (a) any shortfall in certain payments owing pursuant to fleet lease agreements and (b) maturing Commercial Paper Notes if such Commercial Paper Notes cannot be repaid through the issuance of additional Commercial Paper Notes or draws under the liquidity facility supporting the Commercial Paper Notes. Borrowings under the Credit Agreement are secured by substantially all of the tangible and intangible assets of the Company, including its intellectual property and its rights under the Master License Agreement, except for those assets which are subject to a negative pledge. At December 31, 1998, the Company had issued letters of credit under the Credit Agreement of $31.9 million to support (i) certain insurance requirements and (ii) certain airport concession agreements and $150.0 million to support its Commercial Paper Notes.

    Approximately 25% of the Company's outstanding debt at December 31, 1998 was interest rate sensitive and had a weighted-average interest rate of 5.5%. The Company has developed an interest rate management policy, including a target mix for average fixed rate and floating rate indebtedness on a consolidated basis. However, an increase in interest rates may have a material adverse impact on the Company's profitability. During the year, the Company entered into interest rate swap agreements with a notional value of $288.6 million, which reduced its interest rate sensitive debt to 16% (see Note 9 to the audited Consolidated Financial Statements).

    Borrowings for the Company's international operations consist mainly of loans obtained from local and international banks. All borrowings for international operations are in the local currencies of the countries in which those operations are conducted. The Company guarantees only the borrowings of its subsidiary in Argentina. At December 31, 1998, the total debt for the Company's international operations was $84.6 million, of which $74.9 million was short-term (with original maturity of one year or less). The impact on liquidity and financial condition due to exchange rate fluctuations regarding the Company's foreign operations is not material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company has derivative financial instruments at December 31, 1998 that are sensitive to changes in interest rates on its debt obligations and on its interest rate swap agreements (see Note 9 to the Consolidated Financial Statements). For long-term obligations, the following table presents cash flows and weighted average interest rates by expected maturity dates.

    The Company has entered into four interest rate swap agreements to reduce the impact of changes in interest rates on certain outstanding current Domestic and Canadian debt obligations. The Company's swap agreements have the effect of changing the interest rate on certain of the Company's current debt from a variable to a fixed rate of interest. The variable interest rates for certain of these interest rate swap agreements are either reset quarterly or daily based upon the average 30-day commercial paper rate for the quarter. Interest is cash settled on a net basis for each agreement quarterly. The U.S. interest rate swap agreement will terminate in October 2001 and the three Canadian swap agreements in August 2003. Under the Canadian swap agreements terminating in August 2003, the counter-party has the right to terminate one of the agreements in August 2000 and one agreement in August 2001.

    The notional amounts used to calculate the contractual payments to be exchanged under these swap agreements consist of $250 million and $38.6 million for the U.S. and Canada swap agreements, respectively. The weighted average variable payment and receipt rates are based on implied forward rates in the yield curve at December 31, 1998. The weighted average expected payment rates are 4.8%, 4.8%, 4.8%, 5.6% and 5.6% for the years ended December 31, 1999, 2000,
2001, 2002 and 2003, respectively. The weighted average expected receipt rates are 4.9%, 5.0%, 5.1%, 5.2% and 5.4% for the years ended December 31, 1999, 2000,
2001, 2002 and 2003, respectively. The fair value of the interest Rate Swap agreements at December 31, 1998 is approximately $885,000.

                                                          EXPECTED MATURITY DATES AS OF DECEMBER 31, 1998
                                    --------------------------------------------------------------------------------------------
                                                                                                                        FAIR
                                      1999       2000       2001       2002       2003     THEREAFTER      TOTAL        VALUE
                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
                                                                           (IN THOUSANDS)
Long-term debt:
  Fixed rate
    Medium Term Notes.............             $ 800,000             $ 850,000              $ 600,000   $ 2,250,000  $ 2,294,541
    Other domestic debt...........  $   1,085  $     209  $     227  $     256                          $     1,777  $     1,777
    Annualized weighted average
      interest rate...............        8.0%       6.2%       9.3%       6.4%                   6.1%
  Variable Rate
    Floating rate notes...........             $   9,677                                                $     9,677  $     9,677
    Average interest rate.........                   6.0%

RESTRICTIONS IMPOSED BY INDEBTEDNESS

    The agreements with the Company's lenders include a number of significant covenants that, among other things, restrict its ability to dispose of non-fleet assets, incur additional indebtedness, create liens, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations or engage in certain transactions with affiliates, and otherwise restrict corporate activities. Certain of these agreements also require the Company to maintain specified financial ratios. A breach of any of these covenants or the inability of the Company to maintain the required financial ratios could result in a default in respect of the related indebtedness. In the event of a default, the lenders could declare, among other options, the indebtedness, together with accrued interest and other fees, to be immediately due and payable, failing which the lenders could proceed against the collateral securing such indebtedness. As of December 31, 1998, the Company was in compliance with all such covenants related to these agreements.

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

SEASONALITY

    The Company's third quarter, which covers the peak summer travel months, has historically been its strongest quarter, accounting for approximately 28% and 47% of the Company's revenue and pre-tax income, respectively, in 1998. Any occurrence that disrupts travel patterns during the summer period could have a material adverse effect on the Company's Statements of Operations. The Company's fourth quarter is generally its weakest, when there is limited leisure travel and a greater potential for adverse weather conditions. Many of the Company's operating expenses, such as rent, insurance and personnel, are fixed and cannot be reduced during periods of decreased rental demand. As a result, there can be no assurance that the Company would have sufficient liquidity under all conditions.

RECENT PRONOUNCEMENTS OF THE FINANCIAL ACCOUNTING STANDARDS BOARD

    A recent pronouncement of the Financial Accounting Standards Board which is not required to be adopted at this date, is Statement of Financial Accounting Standards No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", ("SFAS 133"), which is effective for the Company's consolidated financial statements for the year ending December 31, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that any entity recognize all derivatives as either assets or liabilities in the statement of financial position at fair value.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a Statement of Position No. 98-5, "ACCOUNTING FOR START-UP COSTS" ("SOP NO. 98-5").The SOP requires that all start-up costs should be expensed as incurred, unless the costs incurred were to acquire or develop tangible assets or to acquire intangible assets from a third party. SOP No. 98-5 is effective for fiscal years beginning after December 15, 1998.

    The adoption of SFAS 133 and the SOP No. 98-5 are not expected to have a material effect on the Company's consolidated financial statements.

YEAR 2000 READINESS DISCLOSURE

    Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21(st) century dates from 20(th) century dates. Consequently, these software and computer systems need to be either reprogrammed, upgraded or replaced in order to properly function when Year 2000 arrives.

    The Company's state of readiness, contingency plans, Year 2000 costs and possible consequences from Year 2000 problems are as follows:

(I) STATE OF READINESS

    The Company has implemented a comprehensive plan to address the Year 2000 requirements in its mission critical systems. Mission critical systems are those whose failure poses a risk of disruption to the Company's ability to provide vehicle reservation and rental services. The Company's comprehensive plan includes (i) the identification of all mission critical systems and the inventory of all hardware and software affected by the Year 2000; (ii) assessment of these systems including prioritization; (iii) modification, upgrading and replacement of the affected systems; and (iv) testing of the systems. The Company is using both internal and external sources to implement its plan. The Company has completed the remediation of its mission critical systems including the modification, upgrading and replacement of the affected systems. The Company has completed the testing of approximately 50% of these mission critical systems The Company currently believes its mission critical systems will be Year 2000 compliant in the summer of 1999.

    Much of the Company's technology, including technology associated with its mission critical systems, is purchased from third parties. The Company is dependent on those third parties to assess the impact of Year 2000 on the technology they have supplied and to take any necessary corrective action. The Company is monitoring the progress of these third parties and conducting tests to determine whether they have accurately assessed the problem and taken corrective action.

(II) CONTINGENCY PLANS

    Based upon the progress of its comprehensive plan, the Company expects that it will not experience a disruption of its operations as a result of the change to the Year 2000. However, there can be no assurance that the third parties who have supplied technology used in the Company's mission critical systems will be successful in taking corrective action in a timely manner. The Company is developing contingency plans with respect to certain key technology used in its mission critical systems, which are intended to enable the Company to continue to operate. The contingency plans include performing certain processes manually; repairing systems and changing suppliers if necessary, although there can be no assurance that these contingency plans will successfully avoid service disruption in the reservation and rental of vehicles. The Company believes, that due to the widespread nature of potential Year 2000 issues, the contingency planning process is ongoing, which will require further modifications as the Company obtains additional information regarding (1) the Company's internal systems and equipment during the remediation and testing phases of its Year 2000 comprehensive plan; and (2) the status of third parties Year 2000 readiness.

(III) YEAR 2000 COSTS

    Total costs of hardware and software remediation are expected to be $21.3 million. Costs of hardware and software remediation were approximately $3.0 million in 1997, $8.4 million for the year ended December 31, 1998 and are estimated to be approximately $9.5 million in 1999 and $395,000 in 2000. These estimates include the costs of certain equipment and software for which planned replacement was accelerated due to Year 2000 requirements. In addition, they reflected the cost of redeploying certain internal resources to address the Year 2000 requirements. This estimate assumes that third party suppliers have accurately assessed the compliance of their products and that they will successfully correct the issue in non-compliant products. Because of the complexity of correcting the Year 2000 issue, actual costs may vary from these estimates. The Company expects to finance these costs through internally generated cash flow and existing credit facilities.

(IV) POSSIBLE CONSEQUENCES FROM YEAR 2000 PROBLEMS

    The Company believes that completed and planned modifications and conversions of its internal systems and equipment will allow it to be Year 2000 compliant in a timely manner. There can be no assurance, however, that the Company's internal systems or equipment or those of third parties on which the Company relies will be Year 2000 compliant in a timely manner or that the Company's or third parties' contingency plans will mitigate the effects of any non-compliance. The failure of the systems or equipment of the Company or third parties (which the Company believes is the most reasonably likely worst case scenario) could effect vehicle reservation and rental operations and could have a material adverse effect on the Company's business or consolidated financial statements.

FORWARD LOOKING INFORMATION

    Certain matters discussed in this report that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties including the impact of competitive products and pricing, changing market conditions, the ability of the Company and its vendors to complete the necessary actions to achieve a Year 2000 conversion for its computer systems and applications, and other risks which were detailed from time to time in the Company's publicly-filed documents, including its Annual Report on Form 10-K for the period ended December 31, 1998. Actual results may differ materially from those projected. These forward-looking statements represent the Company's judgement as of the date of this report.

                               MARKET INFORMATION

    The Company's Common Stock is listed on the NYSE under the symbol "AVI". The following table sets forth for the period January 1, 1998 to December 31, 1998 the high and low sales price per share of the Common Stock on the NYSE Composite Tape. As of March 22, 1999, there were approximately 7,455 holders of record. No dividends were paid in 1998.

                                                                               HIGH        LOW
                                                                             ---------  ---------
1998
Quarters Ended:
March 31, 1998.............................................................  $   38.25  $   27.00
June 30, 1998..............................................................      33.13      20.00
September 30, 1998.........................................................      28.25      15.25
December 31, 1998..........................................................      24.50      11.38

1997
December 31, 1997 (from September 24, 1997)................................      36.56      21.50

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of

Avis Rent A Car, Inc.

Garden City, New York

    We have audited the accompanying consolidated statements of financial position of Avis Rent A Car, Inc. and subsidiaries (successor to Rental Car System Holdings, Inc. and subsidiaries, Avis International, Ltd. and subsidiaries, Avis Enterprises, Inc. and subsidiaries, Pathfinder Insurance Company and Global Excess & Reinsurance, Ltd., all previously wholly-owned by Avis, Inc., collectively the "Predecessor Companies") (collectively referred to as "Avis Rent A Car, Inc." or the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and for the period October 17, 1996 (Date of Acquisition) to December 31, 1996 and as to the Predecessor Companies the related consolidated statements of operations, stockholders' equity and cash flows for the period January 1, 1996 to October 16, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and for the period October 17, 1996 to December 31, 1996 (period after the change in control referred to in Note 1 to the consolidated financial statements), and with respect to the Predecessor Companies for the period January 1, 1996 to October 16, 1996 (period up to the change in control referred to in Note 1 to the consolidated financial statements) in conformity with generally accepted accounting principles.

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

/s/ Deloitte & Touche

New York, New York

January 25, 1999

(March 19, 1999 as to Note 21)

                             AVIS RENT A CAR, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       OCTOBER 17,
                                     PREDECESSOR          1996
                                      COMPANIES         (DATE OF
                                  -----------------   ACQUISITION)    YEARS ENDED DECEMBER
                                   JANUARY 1, 1996         TO                 31,
                                         TO           DECEMBER 31,    --------------------
                                  OCTOBER 16, 1996        1996          1997       1998
                                  -----------------  ---------------  ---------  ---------
Revenue.........................     $ 1,504,673        $ 362,844     $2,046,154 $2,297,582
                                  -----------------  ---------------  ---------  ---------
Costs and expenses:
  Direct operating, net.........         650,750          167,682       863,839    939,986
  Vehicle depreciation and lease
    charges, net................         358,937           85,455       525,143    593,064
  Selling, general and
    administrative..............         283,180           68,215       415,728    438,724
  Interest, net.................         138,225           38,205       184,261    201,726
  Amortization of cost in excess
    of net assets required......           3,782            1,026         6,860     11,854
                                  -----------------  ---------------  ---------  ---------
                                       1,434,874          360,583     1,995,831  2,185,354
                                  -----------------  ---------------  ---------  ---------
Income before provision for
  income taxes..................          69,799            2,261        50,323    112,228
Provision for income taxes......          31,198            1,040        22,850     48,707
                                  -----------------  ---------------  ---------  ---------
Net income......................     $    38,601        $   1,221     $  27,473  $  63,521
                                  -----------------  ---------------  ---------  ---------
                                  -----------------  ---------------  ---------  ---------
Earnings per share:
Basic...........................     $      1.25        $     .04     $     .89  $    1.86
                                  -----------------  ---------------  ---------  ---------
Diluted.........................     $      1.25        $     .04     $     .88  $    1.82
                                  -----------------  ---------------  ---------  ---------
                                  -----------------  ---------------  ---------  ---------

        See accompanying notes to the consolidated financial statements.

                             AVIS RENT A CAR, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                       DECEMBER 31,  DECEMBER 31,
                                                                                           1997          1998
                                                                                       ------------  ------------
ASSETS
Cash and cash equivalents............................................................   $   44,899    $   29,751
Restricted cash......................................................................      106,984       133,284
Accounts receivable, net.............................................................      359,463       360,574
Prepaid expenses.....................................................................       47,360        42,083
Vehicles, net........................................................................    3,018,856     3,164,816
Property and equipment, net..........................................................      122,860       145,045
Other assets.........................................................................       40,469        40,590
Deferred income tax assets...........................................................      145,726       120,779
Cost in excess of net assets acquired, net...........................................      396,040       468,140
                                                                                       ------------  ------------
Total assets.........................................................................   $4,282,657    $4,505,062
                                                                                       ------------  ------------
                                                                                       ------------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.....................................................................   $  329,706    $  198,481
Accrued liabilities..................................................................      315,287       326,204
Due to affiliates, net...............................................................       44,512        22,293
Current income tax liabilities.......................................................       22,873        23,045
Deferred income tax liabilities......................................................       34,106        28,504
Public liability, property damage and other insurance liabilities, net...............      256,029       269,209
Debt.................................................................................    2,826,422     3,014,712
                                                                                       ------------  ------------
    Total liabilities................................................................    3,828,935     3,882,448
                                                                                       ------------  ------------

Commitments and contingencies

Stockholders' equity:
Preferred stock ($.01 par value 20,000,000 shares authorized; none issued)...........
Class A Common stock ($.01 par value, 100,000,000 shares authorized; 35,925,000 issued at December 31, 1998; 30,925,000 shares issued and outstanding at December
  31, 1997)..........................................................................          309           359
Additional paid-in capital...........................................................      430,507       591,651
Retained earnings....................................................................       28,694        92,215
Accumulated other comprehensive loss.................................................       (5,788)      (10,651)
Treasury stock 2,672,700 shares, at cost.............................................                    (50,960)
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................      453,722       622,614
                                                                                       ------------  ------------
Total liabilities and stockholders' equity...........................................   $4,282,657    $4,505,062
                                                                                       ------------  ------------
                                                                                       ------------  ------------

        See accompanying notes to the consolidated financial statements.

                             AVIS RENT A CAR, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                            ADDITIONAL
                                                                               COMPREHENSIVE     COMMON       PAID-IN     RETAINED
                                                                                  INCOME          STOCK       CAPITAL     EARNINGS
                                                                              ---------------  -----------  -----------  -----------
Balance, January 1, 1996....................................................                    $   2,977    $ 344,531    $ 340,596
Net income..................................................................     $  38,601                                   38,601
Tax benefit of ESOP income tax deduction....................................                                    12,939
Foreign currency translation adjustment.....................................         1,711
Cash dividends..............................................................                                                 (1,398)
                                                                                   -------     -----------  -----------  -----------
Comprehensive income........................................................     $  40,312
                                                                                   -------
                                                                                   -------
Balance, October 16, 1996...................................................                    $   2,977    $ 357,470    $ 377,799
                                                                                               -----------  -----------  -----------
                                                                                               -----------  -----------  -----------
Avis Rent A Car, Inc. ($.01 par value 100,000,000 shares of Class A Common
  Stock authorized; 8,500,000 shares of Common Stock outstanding at October
  17, 1996 (Date of Acquisition) after restatement for a 85,000 to 1 stock
  split on September 24,1997................................................                    $      85    $  74,915
Net income..................................................................     $   1,221                                $   1,221
Foreign currency translation adjustment.....................................           217
Additional minimum pension charge...........................................           (23)
                                                                                   -------     -----------  -----------  -----------
Comprehensive income........................................................     $   1,415
                                                                                   -------
                                                                                   -------
Balance, December 31, 1996..................................................                           85       74,915        1,221
Net income..................................................................     $  27,473                                   27,473
Sale of Class A Common Stock ($.01 par value) through an initial public
  offering of 22,425,000 shares of Common Stock on September 24, 1997.......                          224      355,592
Foreign currency translation adjustment.....................................        (5,761)
Additional minimum pension charge...........................................          (221)
                                                                                   -------     -----------  -----------  -----------
Comprehensive income........................................................     $  21,491
                                                                                   -------
                                                                                   -------
Balance, December 31, 1997..................................................                          309      430,507       28,694
Net income..................................................................     $  63,521                                   63,521
Sale of Class A Common Stock ($.01 par value) through a public offering of
  5,000,000 shares of Common Stock on March 23, 1998........................                           50      161,144
Purchases of Treasury stock, 2,672,700 shares, at cost......................
Foreign currency translation adjustment.....................................        (3,374)
Additional minimum pension charge...........................................        (1,489)
                                                                                   -------     -----------  -----------  -----------
Comprehensive income........................................................     $  58,658
                                                                                   -------
                                                                                   -------
Balance, December 31, 1998..................................................                    $     359    $ 591,651    $  92,215
                                                                                               -----------  -----------  -----------
                                                                                               -----------  -----------  -----------

                                                                               ACCUMULATED
                                                                                  OTHER
                                                                              COMPREHENSIVE    TREASURY
                                                                              INCOME/(LOSS)      STOCK       TOTAL
                                                                              --------------  -----------  ---------
Balance, January 1, 1996....................................................    $      156                 $ 688,260
Net income..................................................................                                  38,601
Tax benefit of ESOP income tax deduction....................................                                  12,939
Foreign currency translation adjustment.....................................         1,711                     1,711
Cash dividends..............................................................                                  (1,398)
                                                                              --------------               ---------
Comprehensive income........................................................
Balance, October 16, 1996...................................................    $    1,867                 $ 740,113
                                                                              --------------               ---------
                                                                              --------------               ---------
Avis Rent A Car, Inc. ($.01 par value 100,000,000 shares of Class A Common
  Stock authorized; 8,500,000 shares of Common Stock outstanding at October
  17, 1996 (Date of Acquisition) after restatement for a 85,000 to 1 stock
  split on September 24,1997................................................                               $  75,000
Net income..................................................................                                   1,221
Foreign currency translation adjustment.....................................    $      217                       217
Additional minimum pension charge...........................................           (23)                      (23)
                                                                              --------------               ---------
Comprehensive income........................................................
Balance, December 31, 1996..................................................           194                    76,415
Net income..................................................................                                  27,473
Sale of Class A Common Stock ($.01 par value) through an initial public
  offering of 22,425,000 shares of Common Stock on September 24, 1997.......                                 355,816
Foreign currency translation adjustment.....................................        (5,761)                   (5,761)
Additional minimum pension charge...........................................          (221)                     (221)
                                                                              --------------                ---------
Comprehensive income........................................................
Balance, December 31, 1997..................................................        (5,788)                  453,722
Net income..................................................................                                  63,521
Sale of Class A Common Stock ($.01 par value) through a public offering of
  5,000,000 shares of Common Stock on March 23, 1998........................                                 161,194
Purchases of Treasury stock, 2,672,700 shares, at cost......................                   $ (50,960)    (50,960)
Foreign currency translation adjustment.....................................        (3,374)                   (3,374)
Additional minimum pension charge...........................................        (1,489)                   (1,489)
                                                                              --------------  -----------  ---------
Comprehensive income........................................................
Balance, December 31, 1998..................................................    $  (10,651)    $ (50,960)  $ 622,614
                                                                              --------------  -----------  ---------
                                                                              --------------  -----------  ---------

        See accompanying notes to the consolidated financial statements.

                             AVIS RENT A CAR, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                 PREDECESSOR COMPANIES   OCTOBER 17, 1996
                                                 ---------------------       (DATE OF             YEARS ENDED
                                                    JANUARY 1, 1996        ACQUISITION)           DECEMBER 31,
                                                          TO                    TO           ----------------------
                                                   OCTOBER 16, 1996      DECEMBER 31, 1996      1997        1998
                                                 ---------------------  -------------------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.....................................       $    38,601            $   1,221       $   27,473  $   63,521
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Vehicle depreciation.........................           306,159               71,343          466,799     581,022
  Depreciation and amortization of property and
  equipment....................................            12,333                2,212           11,791      13,191
  Amortization of other non-revenue producing
  assets.......................................             6,205                1,026           11,231      23,559
  Deferred income tax provision................            22,342                   33            9,161      38,457
  Undistributed (earnings) losses of associated
  companies....................................              (232)                                  146
  Provision for doubtful accounts receivable...             1,238                  227            3,208       2,961
  Provision for public liability, property
  damage and other insurance liabilities,
  net..........................................            17,745                1,340           25,574      13,687
Changes in operating assets and liabilities:
  Restricted cash..............................              (535)                 724          (76,596)    (26,300)
  Accounts receivable..........................          (204,137)              10,327          (15,201)    (14,045)
  Prepaid expenses.............................            (2,125)              (2,664)           3,914       6,848
  Other assets.................................             2,391               (2,754)          (8,915)     (6,069)
  Accounts payable.............................            82,354              (18,712)         152,777     (23,148)
  Accrued liabilities..........................           101,069              (24,718)         (84,150)     (2,475)
  Due to (from) affiliates.....................          (137,196)              (3,796)          53,761     (18,320)
                                                      -----------           ----------       ----------  ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES....           246,212               35,809          580,973     652,889
                                                      -----------           ----------       ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for vehicle additions...............        (2,325,460)            (561,117)      (4,406,183) (4,303,048)
  Vehicle deletions............................         1,795,562              565,896        3,382,177   3,610,721
  Payments for additions to property and
  equipment....................................           (25,953)              (3,484)         (24,733)    (42,933)
  Retirements of property and equipment........             1,849                  361            3,971       5,302
  Payments for purchase of licensees...........            (3,134)                             (199,381)   (237,182)
                                                      -----------           ----------       ----------  ----------
  NET CASH (USED IN) PROVIDED BY INVESTING
  ACTIVITIES...................................          (557,136)               1,656       (1,244,149)   (967,140)
                                                      -----------           ----------       ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offerings, net............                                                 359,316     161,194
Purchases of treasury stock....................                                                             (50,960)
Changes in debt:
  Proceeds.....................................           519,167               63,903        3,381,173   1,217,289
  Repayments...................................          (267,317)            (133,457)      (3,031,885) (1,023,432)
                                                      -----------           ----------       ----------  ----------
  Net increase (decrease) in debt..............           251,850              (69,554)         349,288     193,857
Intercompany debt..............................           109,500               (2,865)
Payments for debt issuance costs...............            (2,604)                              (29,302)     (4,654)
Cash dividends.................................            (1,398)
                                                      -----------           ----------       ----------  ----------
  NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES...................................           357,348              (72,419)         679,302     299,437
                                                      -----------           ----------       ----------  ----------
Effect of exchange rate changes on cash........               260                   94             (945)       (334)
                                                      -----------           ----------       ----------  ----------
Net increase (decrease) in cash and cash
  equivalents..................................            46,684              (34,860)          15,181     (15,148)
Cash and cash equivalents at beginning of
  period.......................................            17,894               64,578           29,718      44,899
                                                      -----------           ----------       ----------  ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.....       $    64,578            $  29,718       $   44,899  $   29,751
                                                      -----------           ----------       ----------  ----------
                                                      -----------           ----------       ----------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Cash paid during the period for:
  Interest.....................................       $   135,733            $  28,170       $  189,086  $  209,977
                                                      -----------           ----------       ----------  ----------
                                                      -----------           ----------       ----------  ----------
  Income taxes.................................       $     6,220            $     827       $    8,899  $   13,338
                                                      -----------           ----------       ----------  ----------
                                                      -----------           ----------       ----------  ----------

        See accompanying notes to the consolidated financial statements.

                             AVIS RENT A CAR, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying consolidated financial statements include Avis Rent A Car, Inc. (name changed from and formerly known as Rental Car System Holdings, Inc. which was incorporated on October 17, 1996) and subsidiaries (including the carved out corporate operations of HFS Car Rental, Inc. (name changed from and formerly known as, and hereinafter referred to as, Avis, Inc.), which is the holding company of Rental Car System Holdings, Inc., and Prime Vehicles Trust (the "Vehicle Trust")), Avis International, Ltd. and subsidiaries, Avis Enterprises, Inc. and subsidiaries, Pathfinder Insurance Company and Global Excess & Reinsurance, Ltd. (collectively referred to as "Avis Rent A Car, Inc."). All of the foregoing companies were ultimately wholly-owned subsidiaries of Avis, Inc., which was acquired by Cendant Corporation (formerly HFS Incorporated ("Cendant")) on October 17, 1996 (the "Date of Acquisition") for approximately $806.5 million (the "Acquisition"). The purchase price was comprised of approximately $367.2 million in cash, $100.9 million of indebtedness and $338.4 million of common stock. Prior to October 17, 1996, the above-named entities were wholly-owned by Avis, Inc. and are referred to collectively as the "Predecessor Companies". Avis Rent A Car, Inc. and the Predecessor Companies are referred to throughout the notes to the consolidated financial statements as the "Company". Prior to the Acquisition, the major shareholder of Avis, Inc. was an Employee Stock Ownership Plan ("ESOP") and the minority shareholder was General Motors Corporation ("General Motors"). The Company purchases a significant portion of its vehicles, and receives certain financial incentives and allowances from General Motors (see Notes 4, 6, and 19). As a result of the Acquisition, the consolidated financial statements for the period subsequent to the Acquisition are presented on a different basis of accounting than those for the periods prior to the Acquisition and, therefore, are not directly comparable. On January 1, 1997, Avis, Inc. contributed the net assets of its corporate operations and all of its common stock ownership in Avis International, Ltd. and subsidiaries, Avis Enterprises, Inc. and subsidiaries, Pathfinder Insurance Company and Global Excess & Reinsurance, Ltd. to the Company. After the transfer, the remaining operations of Avis, Inc. consist of an investment in a wholly-owned subsidiary which owns the Avis trade names and trademarks. Pursuant to a plan developed by Cendant prior to the Date of Acquisition, Cendant caused the Company to undertake an initial public offering ("IPO"). On September 24, 1997, the Company issued and sold 22,425,000 shares of its common stock through such IPO and received net proceeds of $359.3 million. On March 23, 1998, the Company sold 5,000,000 shares of its common stock through a public offering (the "Offering") and received net proceeds of approximately $161 million. In addition, in the Offering on March 23, 1998, Cendant reduced its ownership of the Company by selling 1,000,000 shares of the Company's common stock and retained the net proceeds. As a result of the IPO, the Offering on March 23, 1998 and the repurchase of 2,672,700 shares of treasury stock by the Company during 1998, Cendant's equity interest in the Company at January 23, 1999 is approximately 20% (see Notes 12 and 21). The Company has used the net proceeds from these offerings to (i) acquire certain Avis System franchises (see
Note 2) and (ii) for working capital and general corporate purposes, including the repayment of certain indebtedness. A Cendant subsidiary owns and operates the reservation system as well as the telecommunications and computer processing systems which service the rental car operations for reservations, rental agreement processing, accounting and vehicle control. Cendant is reimbursed for such services at cost (see Note 5). In addition, a Cendant subsidiary charges the Company a royalty fee for the use of the Avis trade name (see Note 5).

    The acquisition of the Company by Cendant was accounted for under the purchase method and includes the operations of the Company subsequent to the Date of Acquisition. A portion of the purchase price has been allocated to the fair value of the Company. This fair value was calculated on the basis that

                             AVIS RENT A CAR, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the Company is an independent franchisee of Avis, Inc. and is required to pay certain fees for use of the Avis trade name, reservation services and other franchise related services. The fair value of the Company has been allocated to individual assets and liabilities based on their fair value at the Date of Acquisition.

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
                                                                  ---------
                                                                  ---------

    Certain prior year amounts have been reclassified so that the consolidated financial statements are comparable with the current year.

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

CASH AND CASH EQUIVALENTS

    The Company considers unrestricted deposits and short-term investments with an original maturity date of three months or less to be cash equivalents.

RESTRICTED CASH

    Restricted cash includes cash and short-term investments that are not readily available for normal company disbursements. Certain amounts have been set aside as required under the Company's debt covenants and to satisfy insurance related and other commitments of the Company.

VEHICLES, NET

    Vehicles are stated at cost, net of accumulated depreciation, incentives and allowances. In accordance with industry practice, when vehicles are sold, gains or losses are reflected as an adjustment to depreciation. Vehicles are generally depreciated at rates ranging from 10% to 25% per annum. Manufacturers

                             AVIS RENT A CAR, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) provide the Company with incentives and allowances (such as rebates and volume discounts) which are amortized to income over the holding periods of the vehicles.

PROPERTY AND EQUIPMENT, NET

    Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of the assets. Estimated useful lives range from five to ten years for furniture, fixtures and equipment, to thirty years for buildings. Leasehold improvements are amortized over the shorter of twenty years or the remaining life of the lease. Maintenance and repairs are expensed; renewals and improvements are capitalized. When depreciable assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in the consolidated statement of operations.

COST IN EXCESS OF NET ASSETS ACQUIRED, NET

    Cost in excess of net assets acquired is amortized over a 40 year period and is shown net of accumulated amortization of $7.9 million and $19.7 million at December 31, 1997 and 1998, respectively.

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

    The insurance liabilities include a provision for both claims reported to the Company as well as claims incurred but not yet reported to the Company. This method is an actuarially accepted loss reserve method. Adjustments to this estimate and differences between estimates and the amounts subsequently paid are reflected in the Consolidated Statements of Operations as they occur.

FOREIGN CURRENCY TRANSLATION

    The assets and liabilities of foreign companies are translated at year-end exchange rates. Results of operations are translated at the average rates of exchange in effect during the year. The resultant

                             AVIS RENT A CAR, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) translation adjustment is included as a component of comprehensive income within consolidated stockholders' equity.

INCOME TAXES

    Effective September 30, 1997, the Company files a U.S. consolidated federal income tax return. The Company has adopted the calendar year as its fiscal year. The Company files separate income tax returns in states where a consolidated return is not permitted. The Company was included in the consolidated federal income tax return of Cendant through September 29, 1997. Pursuant to the regulations under the Internal Revenue Code, the Company's pro rata share of the consolidated federal income tax liability of Cendant was allocated to the Company on a separate return basis. The Predecessor Companies were included in the consolidated federal income tax return of Avis, Inc. In accordance with Statement of Financial Accounting Standards No. 109, "ACCOUNTING FOR INCOME TAXES" ("SFAS 109"), deferred income tax assets and liabilities are measured based upon the difference between the financial accounting and tax basis of assets and liabilities.

PENSIONS

    Costs of the defined benefit plans are actuarially determined under the projected unit credit cost method and include amounts for current service and interest on projected benefit obligations and plan assets. The Company's policy is to fund at least the minimum contribution amount required by the Employee Retirement Income Security Act of 1974.

ADVERTISING

    Advertising costs are expensed as incurred. Advertising costs were $66.1 million, $10.3 million, $65.6 million and $77.7 million for the periods ended October 16, 1996, December 31, 1996, 1997, and 1998, respectively.

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

RECENT ACCOUNTING PRONOUNCEMENTS

    Recent pronouncements of the Financial Accounting Standards Board, which were adopted for the year ended December 31, 1998 are Financial Accounting Standards No. 130, "REPORTING COMPREHENSIVE INCOME" (see Note 11), and No. 132 "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS" (see
Note 13). The adoption of these accounting standards has not had a material effect on the results of operations or the financial position of the Company.

                             AVIS RENT A CAR, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    A recent pronouncement of the Financial Accounting Standards Board which is not required to be adopted at this date, is Statement of Financial Accounting Standards No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" ("SFAS 133"), which is effective for the Company's consolidated financial statements for the year ending December 31, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that any entity recognize all derivatives as either assets or liabilities in the statement of financial position at fair value.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "ACCOUNTING FOR START-UP COSTS" ("SOP 98-5"). SOP 98-5 requires that all start-up costs should be expensed as incurred, unless the costs incurred were to acquire or develop tangible assets or to acquire intangible assets from a third party. The SOP is effective for fiscal years beginning after December 15, 1998.

    The adoption of SFAS 133 and SOP 98-5 is not expected to have a material effect on the results of the Company's consolidated financial statements.

NOTE 2--ACQUISITIONS (continued)

    On May 1, 1998, the Company acquired the assets of the car rental business of Hayes Leasing Company, Inc., including the Avis System franchises for the cities of Austin, Fort Worth and San Antonio, and the counties of Dallas and Tarrant, Texas for approximately $86 million in cash plus the refinancing of fleet-related indebtedness, which totaled approximately $136 million for a total purchase price of approximately $222 million. In addition, during the year ended December 31, 1998, the Company purchased the assets of several other Avis System franchises for approximately $15 million in cash. If these Acquisitions had occurred on January 1, 1998 or 1997, they would not have had a material impact on the Company's results of operations. The excess purchase price over the net assets acquired for these acquisitions was approximately $90 million.

    The following is the preliminary purchase cost allocation for the acquisition of the assets of Hayes Leasing Company, Inc. and other Avis System franchises during the year ended December 31, 1998 mentioned above (in thousands):

Purchase cost.....................................................  $ 237,182
                                                                    ---------
Fair value of:
  Assets acquired.................................................    153,828
  Liabilities assumed.............................................     (6,967)
                                                                    ---------
Net assets........................................................    146,861
                                                                    ---------
Cost in excess of net assets acquired.............................  $  90,321
                                                                    ---------
                                                                    ---------

    On August 20, 1997, the Company purchased The First Gray Line Corporation. On September 18, 1997, the Company purchased certain assets and repurchased the franchise rights of another Avis System franchisee. These acquisitions had an aggregate purchase cost of approximately $199 million. The excess purchase cost over net assets acquired was approximately $173 million.

                             AVIS RENT A CAR, INC.

NOTE 2--ACQUISITIONS (CONTINUED)
--------------------------------

    The following is the purchase cost allocation for these 1997 acquisitions mentioned above (in thousands):

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
                                                                    ---------
                                                                    ---------

    The preliminary purchase cost allocations for certain acquisitions are subject to adjustment when additional information concerning asset and liability valuations are obtained. The final asset and liability fair values may differ from those set forth in the accompanying statement of financial position at December 31, 1998. However, the changes are not expected to have a material effect on the financial position of the Company. These acquisitions have been accounted for by the purchase method. The financial statements include the operating results of these acquisitions subsequent to their respective dates of acquisition.

    The acquisition of the franchise rights of the additional Avis System franchisee, if it had occurred on January 1, 1997, would not have had a material impact on the results of operations of the Company.

    The following unaudited pro forma information presents the results of operations of the Company, which assumes that the following transactions had occurred on January 1 of each period presented: (i) the acquisition of the Company by Cendant and the establishment of a franchisor/franchisee relationship, (ii) the acquisition of First Gray Line and (iii) the repayment of debt with the net proceeds (after the purchase of First Gray Line) from the IPO (in thousands, except earnings per share amounts):

                                                                        1996          1997
                                                                    ------------  ------------
Revenue...........................................................  $  2,055,519  $  2,175,897
                                                                    ------------  ------------
                                                                    ------------  ------------
Net income........................................................  $      8,567  $     39,432
                                                                    ------------  ------------
                                                                    ------------  ------------
Basic earnings per share..........................................  $        .28  $       1.28
                                                                    ------------  ------------
                                                                    ------------  ------------
Diluted earnings per share........................................  $        .28  $       1.26
                                                                    ------------  ------------
                                                                    ------------  ------------

NOTE 3--RESTRICTED CASH

    At December 31, 1997 and 1998, restricted cash includes an escrow amount of $66,000,000 and $90,000,000, respectively, as required under the Company's debt agreements, to provide additional credit enhancement on the Company's Medium Term Notes (the "Medium Term Notes") (see Note 9). In addition, restricted cash includes amounts relating to lease obligations of the Company's Canadian vehicle financing arrangements, amounts set aside to satisfy certain claims under the Company's self-insurance programs and other obligations of the Company.

                             AVIS RENT A CAR, INC.

NOTE 4--ACCOUNTS RECEIVABLE, NET

    Accounts receivable, net at December 31, 1997 and 1998 consist of the following (in thousands):

                                                                           1997        1998
                                                                        ----------  ----------
Vehicle rentals.......................................................  $  102,697  $  104,032
Due from General Motors...............................................     166,941     161,377
Vehicle related.......................................................      52,450      65,586
Damage claims.........................................................      11,938      14,710
Due from licensees....................................................       4,361       1,571
Other.................................................................      23,362      16,648
                                                                        ----------  ----------
                                                                           361,749     363,924
Less allowance for doubtful accounts..................................      (2,286)     (3,350)
                                                                        ----------  ----------
                                                                        $  359,463  $  360,574
                                                                        ----------  ----------
                                                                        ----------  ----------

    Vehicle related amounts include receivables for vehicles sold under guaranteed repurchase contracts ("Repurchase Programs") and amounts due for incentives and allowances. Incentives and allowances are based on all of the following: the volume of vehicles to be purchased for a model year, the manufacturers' willingness to encourage the Company to retain vehicles rather than return the vehicles back to the manufacturer and the purchase of particular models not subject to repurchase under "buyback" arrangements. Incentives and allowances are amortized to income over the average holding period of the vehicles (see Notes 6 and 19).

NOTE 5--DUE TO AFFILIATES, NET

    Due to affiliates, net at December 31, 1997 and 1998 consist of non-interest bearing advances due Cendant or its consolidated subsidiaries of $44.5 million and $22.3 million, respectively. Non-interest bearing advances represents intercompany transactions relating primarily to royalty fees, reservation processing, data processing and management, service and administrative fees.

    Expense and (income) items of the Company include the following charges from
(to) Avis, Inc. and subsidiaries prior to the Date of Acquisition for the period ended October 16, 1996 (in thousands):

                                                                                                   JANUARY 1, 1996
                                                                                                         TO
                                                                                                     OCTOBER 16,
                                                                                                        1996
                                                                                                   ---------------
Vehicle related costs............................................................................    $   (25,134)
Data processing..................................................................................         30,209
Employee benefits allocation.....................................................................         (2,776)
Rent.............................................................................................         (2,459)
                                                                                                   ---------------
                                                                                                     $      (160)
                                                                                                   ---------------
                                                                                                   ---------------

                             AVIS RENT A CAR, INC.

NOTE 5--DUE TO AFFILIATES, NET (CONTINUED)
    Expense items of the Company include the following charges from Cendant and affiliates of Cendant for the period October 17, 1996 (Date of Acquisition) to December 31, 1996 and for the years ended December 31, 1997 and 1998 (in thousands):

                                                   OCTOBER 17,
                                                      1996
                                                       TO          YEAR ENDED    YEAR ENDED
                                                  DECEMBER 31,    DECEMBER 31,  DECEMBER 31,
                                                      1996            1997          1998
                                                 ---------------  ------------  ------------
Royalty fee....................................     $      --      $   81,846    $   91,904
Reservations...................................        10,900          43,240        49,872
Data processing................................         8,772          41,896        35,844
Management, service and administrative fees and
  other........................................        12,079           4,927         4,648
                                                      -------     ------------  ------------
                                                    $  31,751      $  171,909    $  182,268
                                                      -------     ------------  ------------
                                                      -------     ------------  ------------

    These charges seek to reimburse the affiliated company for the actual costs incurred. They are determined in accordance with various intercompany agreements and include certain allocations which are based upon such factors as square footage, employee salaries, computer usage time, etc. Effective January 1, 1997, Cendant charged the Company a royalty fee of 4.0% of revenue for the use of the Avis trade name. The royalty fee of 4.0% consists of a base royalty of 3.0% of the Company's gross revenue and a supplemental royalty of 1.0% of gross revenue payable quarterly in arrears (which will increase 0.1% per year commencing July 30, 1999 and each of the following four years thereafter to a maximum of 1.5% until July 30, 2003). The supplemental royalty or a portion thereof may be deferred if the Company does not meet certain financial targets.

    In addition, for the year ended December 31, 1998, the Company was charged by Cendant approximately $3.8 million for certain software developed for internal use, which have been capitalized on the accompanying Consolidated Statements of Financial Position. Under the Computer Services Agreement with Cendant dated July 30, 1997, software developed for the Company's internal use is charged to the Company at Cendant's cost.

NOTE 6--VEHICLES, NET

    Vehicles at December 31, 1997 and 1998 consist of the following (in thousands):

                                                                                            1997          1998
                                                                                        ------------  ------------
Rental vehicles.......................................................................  $  3,173,526  $  3,443,385
Buses and support vehicles............................................................        55,761        67,786
Vehicles held for sale................................................................        51,645        21,871
                                                                                        ------------  ------------
                                                                                           3,280,932     3,533,042
Less accumulated depreciation.........................................................      (262,076)     (368,226)
                                                                                        ------------  ------------
                                                                                        $  3,018,856  $  3,164,816
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    Depreciation expense recorded for vehicles was $275.9 million, $66.8 million, $460.6 million and $576.2 million for the periods ended October 16, 1996, December 31, 1996, 1997, and 1998, respectively. Depreciation expense is stated net of amortization of certain incentives and allowances from various

                             AVIS RENT A CAR, INC.

NOTE 6--VEHICLES, NET (CONTINUED)
vehicle manufacturers of approximately $67.6 million, $15.6 million, $119 million and $107 million for the periods ended October 16, 1996, December 31, 1996, 1997 and 1998, respectively. Depreciation expense also reflects a net gain
(loss) on the disposal of vehicles of $23.7 million, $2.9 million, $7.0 million and $(6.8) million for the periods ended October 16, 1996, December 31, 1996, 1997, and 1998, respectively.

    In April 1990 and December 1994, the Company entered into seven year operating leases. Rental expense for those vehicles under the Company's operating lease agreements was $93.0 million, $16.1 million, and $58.4 million for the periods ended October 16, 1996, December 31, 1996 and 1997, respectively. These leases were terminated on July 31, 1997 and refinanced under a domestic integrated fleet financing program (see Note 9).

NOTE 7--PROPERTY AND EQUIPMENT, NET

    Property and equipment at December 31, 1997 and 1998 consist of the following (in thousands):

                                                                           1997        1998
                                                                        ----------  ----------
Land..................................................................  $   25,269  $   23,726
Buildings.............................................................      12,775       8,655
Leasehold improvements................................................      64,779      87,830
Furniture, fixtures and equipment.....................................      13,456      16,869
Construction-in-progress..............................................      18,714      32,236
                                                                        ----------  ----------
                                                                           134,993     169,316
Less accumulated depreciation and amortization........................     (12,133)    (24,271)
                                                                        ----------  ----------
                                                                        $  122,860  $  145,045
                                                                        ----------  ----------
                                                                        ----------  ----------

NOTE 8--ACCRUED LIABILITIES

    Accrued liabilities at December 31, 1997 and 1998 consist of the following (in thousands):

                                                                           1997        1998
                                                                        ----------  ----------
Payroll and related costs.............................................  $  101,962  $  103,043
Taxes, other than income taxes........................................       9,229       9,349
Rents and property related............................................      35,644      22,241
Interest..............................................................       7,294       6,140
Sales and marketing...................................................      24,672      43,704
Vehicle related.......................................................      25,475      27,102
Other.................................................................     111,011     114,625
                                                                        ----------  ----------
                                                                        $  315,287  $  326,204
                                                                        ----------  ----------
                                                                        ----------  ----------

                             AVIS RENT A CAR, INC.

NOTE 9--FINANCING AND DEBT

    Debt outstanding at December 31, 1997 and 1998 consist of the following (in thousands):

                                                                        1997          1998
                                                                    ------------  ------------
Commercial Paper Notes (at an average rate of 5.9% in 1997 and
  5.6% in 1998)...................................................  $  1,091,800  $    678,377
Short-term notes-foreign at 5.77% to 13.5% in 1997 and 5.0% to
  12.0% in 1998...................................................        17,996        17,904
Floating rate notes at rates from 5.42% to 5.63%..................                      56,977
Current portion of long-term debt.................................        49,644         1,085
                                                                    ------------  ------------
  Total current debt..............................................     1,159,440       754,343
Medium Term Notes due July 2000 at 6.22%..........................       800,000       800,000
Medium Term Notes due July 2002 at 6.40%..........................       850,000       850,000
Medium Term Notes due February 2005 at 6.14%......................                     600,000
Foreign floating rate notes due July 2000 at rates from 5.81% to
  7.02% in 1997 and 5.69% to 6.21% in 1998........................        15,205         9,677
Other debt........................................................         1,777           692
                                                                    ------------  ------------
                                                                    $  2,826,422  $  3,014,712
                                                                    ------------  ------------
                                                                    ------------  ------------

    On July 31, 1997, the Company through Avis Rent A Car System, Inc. ("ARACS") entered into a domestic integrated fleet financing program that provided for up to $3.65 billion in financing for vehicles covered by Repurchase Programs, with up to 25% of the facility available for vehicles not covered by Repurchase Programs. As of December 31, 1998, the availability of the domestic integrated fleet financing program is $3.75 billion. The domestic integrated fleet financing program provides for the issuance of up to $1.5 billion of asset-backed variable funding notes (the "Commercial Paper Notes") and $2.25 billion of asset backed medium term notes (The "Medium Term Notes"). The Commercial Paper Notes and the Medium Term Notes are backed by a first priority security interest in the Company's fleet. Additional credit enhancement was provided for the Medium Term Notes by establishing an escrow account in the amounts of $66 million and $90 million, which is included in "Restricted Cash" (see Note 3) on the accompanying Consolidated Statements of Financial Position at December 31, 1997 and 1998, respectively. The weighted average interest rate on commercial paper was 5.5% for the year ended December 31, 1998. Average commercial paper borrowings during 1998 amounted to $809.7 million.

    As part of the acquisition of The First Gray Line Corporation (see Notes 1 and 2), the Company assumed a $200 million vehicle financing facility between Grand Rent A Car, Inc. (a subsidiary of The First Gray Line Corporation) and Atlantic Asset Securitization Corporation, under a credit agreement originally dated as of September 15, 1995. This agreement provided for the financing of vehicles used in The First Gray Line Corporation's rental business, and expired on August 15, 1998. At December 31, 1997 under this credit agreement, there was $115 million outstanding and included in Commercial Paper Notes. The weighted average interest rate and average borrowing under this credit agreement was 5.7% and $171.1 million respectively for the period August 20, 1997 to December 31, 1997. The credit facility was maintained until July 31, 1998, when it was terminated. For the period January 1, 1998, to July 31, 1998, the weighted average interest rate and average borrowing under this credit facility was 5.6% and $58.1 million, respectively.

                             AVIS RENT A CAR, INC.

NOTE 9--FINANCING AND DEBT (CONTINUED)
    On July 31, 1997, ARACS entered into a $470 million secured credit facility (the "Credit Facility") which is guaranteed by the Company and certain of ARACS' subsidiaries. The Credit Facility was reduced to $350 million with the repayment of a $120 million term loan on December 1, 1997. The following is a summary of the material terms and conditions of the Credit Facility:

    The Credit Facility consists of (i) a revolving credit facility in the amount of up to $125 million and is available on a revolving basis until December 31, 2001 in order to finance the working capital needs of ARACS in the ordinary course of business (with up to $75 million of such amount available for the issuance of standby letters of credit to support worker's compensation and other insurance and bonding requirements of ARACS, the Company and its subsidiaries in the ordinary course of business), (ii) a 364 day standby letter of credit facility of $225 million available on a revolving basis until April 29, 1999 to fund (a) any shortfall in certain payments owing to AESOP Leasing, a subsidiary of ARACS pursuant to fleet agreements and (b) maturing Commercial Paper Notes if such Commercial Paper Notes cannot be repaid through the issuance of additional Commercial Paper Notes or draws under the liquidity facility supporting the Commercial Paper Notes. In addition, up to $75 million of the $225 million is available on a revolving basis to finance the working capital needs of ARACS in the ordinary course of business. For the period July 31, 1997 through December 1, 1997, the average outstanding borrowings on this facility were $74.6 million with a weighted average interest rate of 8%. At December 31, 1998, the Company had issued letters of credit of $31.9 million under the $125 million revolving credit facility and $150 million under the $225 million standby letter of credit facility. At December 31, 1998 there were no loans outstanding under either facility.

    Interest accrues on borrowings outstanding under the Credit Facility at a rate equal to at the option of ARACS, (A) the sum of (i) the highest of (a) the rate of interest publicly announced by Chase Securities Inc. as its prime rate in effect at its principal office in New York City, or (b) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% or (c) the federal funds effective rate from time to time plus 0.5% and (ii) an applicable margin; or (B) the sum of (i) the rate (adjusted for statutory reserve requirements) at which eurodollar deposits for one, two, three or six months (as selected by ARACS) are offered in the interbank eurodollar market and (ii) an applicable margin.

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

    The weighted-average interest rates of the short-term notes-foreign as of December 31, 1997 and 1998 were 8.7% and 6.0%, respectively.

    Prior to July 31, 1997, the primary source of funding the Company's domestic vehicles was provided by a Vehicle Trust. The annualized weighted average interest rates for Vehicle Trust financing for the periods ended October 16, 1996, December 31, 1996 and 1997 were 6.6%, 6.5% and 6.6%, respectively.

                             AVIS RENT A CAR, INC.

NOTE 9--FINANCING AND DEBT (CONTINUED)
    The agreements with the Company's lenders include a number of significant covenants that, among other things, restrict its ability to dispose of non-fleet assets, incur additional indebtedness, create liens, prohibit the payment of dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations or engage in certain transactions with affiliates and otherwise restrict corporate activities. Certain of these agreements also require the Company to maintain specified financial ratios. As of December 31, 1998, the Company was in compliance with all such covenants related to these agreements.

    Mandatory maturities of long-term obligations, including current maturities, for each of the next five years ending December 31, and thereafter, are as follows (in thousands):

1999..............................................  $   1,085
2000..............................................    809,886
2001..............................................        227
2002..............................................    850,220
2003..............................................         36
Thereafter........................................    600,000

OTHER CREDIT FACILITIES

    At December 31, 1998, in addition to the Credit Facility previously described, the Company has available letters of credit/overdraft agreements for its international operations totaling $29.8 million, which may be renewed annually at the Company's option and the banks' discretion. The collateral for certain of these agreements consists of a pledge of certain cash balances in the amount of $25 million, which are included in "Restricted Cash" on the accompanying Consolidated Statements of Financial Position at December 31, 1998. At December 31, 1998, the Company has outstanding letters of credit under these facilities totaling $26.7 million.

    In addition, for certain of its international operations, the Company has available unused lines of credit totaling $227.1 million. At December 31, 1998, the unused lines of credit agreements require an annual fee of 0.2% to 0.5% of the unused line.

INTEREST RATE SWAP AGREEMENTS

    The Company has entered into four interest rate swap agreements to reduce the impact of changes in interest rates on certain outstanding current debt obligations. These agreements effectively change the Company's interest rate exposure on $24.6 million and $288.6 million of its outstanding debt from a weighted average variable interest rate to a fixed rate of 6.3% and 4.8% at December 31, 1997 and 1998, respectively. The variable interest rates for certain of these interest rate swap agreements are either reset quarterly or daily based upon the average 30-day commercial paper rate for the quarter. Interest is cash settled on a net basis for each agreement quarterly. The interest rate swap agreements will terminate in October 2001 and August 2003. Under certain of the swap agreements terminating in August 2003, the counter-party has the right to terminate one of the agreements in August 2000 and one agreement in August 2001. The differential to be paid or received is recognized ratably as interest rates change over the life of the agreements as an adjustment to interest expense.

    The net interest differential charged to interest expense for the periods ended October 16, 1996, December 31, 1996, 1997 and 1998 was $582,000, $285,000,
$909,000 and $53,000, respectively. The

                             AVIS RENT A CAR, INC.

NOTE 9--FINANCING AND DEBT (CONTINUED)
Company is exposed to credit risk in the event of nonperformance by counterparties to its interest rate swap agreements. Credit risk is limited by entering into such agreements with primary dealers only. Therefore, the Company does not anticipate that non-performance by counterparties will occur. Notwithstanding this, the Company monitors counterparty credit ratings at least quarterly through reviewing independent credit agency reports.

    Both current and potential exposure are evaluated, as necessary, by obtaining replacement cost information from alternative dealers. Potential loss to the Company from credit risk on these agreements is limited to amounts receivable, if any.

NOTE 10--FAIR VALUE OF FINANCIAL INSTRUMENTS

    The net interest payable and the estimated fair value of the Company's interest rate swap agreements represent liabilities of approximately $193,000 and $366,000, respectively, at December 1997. At December 31, 1998, the net interest receivable and estimated fair value of the Company's interest rate swap agreements represent assets of approximately $268,000 and $885,000, respectively.

    For instruments including cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying amount approximates fair value because of the short maturity of these instruments. The fair value of floating-rate debt approximates carrying value because these instruments re-price frequently at current market prices. At December 31, 1998, the fair value of the Medium Term Notes exceeds the carrying value by approximately $44.5 million.

    The Company believes that it is not practicable to estimate the current fair value of the amounts due from (to) affiliates because of the related party nature of the instruments.

NOTE 11--INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

                                                        OCTOBER 17, 1996
                                      JANUARY 1, 1996       (DATE OF
                                            TO            ACQUISITION)
                                        OCTOBER 16,            TO              YEAR ENDED         YEAR ENDED
                                           1996         DECEMBER 31, 1996   DECEMBER 31, 1997  DECEMBER 31, 1998
                                      ---------------  -------------------  -----------------  -----------------
Current:
  Federal...........................                                                               $     800
  State.............................     $   2,176          $     719           $   1,013                980
  Foreign...........................         6,680                288              12,676              8,470
                                           -------             ------             -------            -------
                                             8,856              1,007              13,689             10,250
                                           -------             ------             -------            -------
Deferred:
  Federal...........................        19,614                (85)             12,463             33,200
  State.............................                                                  410              3,520
  Foreign...........................         2,728                118              (3,712)             1,737
                                           -------             ------             -------            -------
                                            22,342                 33               9,161             38,457
                                           -------             ------             -------            -------
Provision for income taxes..........     $  31,198          $   1,040           $  22,850          $  48,707
                                           -------             ------             -------            -------
                                           -------             ------             -------            -------

                             AVIS RENT A CAR, INC.

NOTE 11--INCOME TAXES (CONTINUED)
    The effective income tax rates for the periods ended October 16, 1996, December 31, 1996, 1997 and 1998 vary from the statutory U.S. federal income tax rate due to the following (dollar amounts in thousands):

                                                                                                OCTOBER 17, 1996
                                                                                                    (DATE OF
                                                                          JANUARY 1, 1996         ACQUISITION)
                                                                                 TO                    TO
                                                                          OCTOBER 16, 1996     DECEMBER 31, 1996
                                                                        --------------------  --------------------
Statutory U.S. federal income tax provision/tax rate..................  $  24,429       35.0% $     791       35.0%
Tax effect of foreign operations and dividends........................      5,134        7.4     (1,073)     (47.5)
Amortization of cost in excess of net assets acquired and other
  intangibles.........................................................      1,045        1.5        359       15.9
State income taxes, net of federal tax benefit........................      1,413        2.0        469       20.8
Other non-deductible business expenses................................        462         .6        494       21.8
Other.................................................................     (1,285)      (1.8)
                                                                        ---------        ---  ---------  ---------
Effective income tax provision/tax rate...............................  $  31,198       44.7% $   1,040       46.0%
                                                                        ---------        ---  ---------  ---------
                                                                        ---------        ---  ---------  ---------

                                                                             YEAR ENDED            YEAR ENDED
                                                                         DECEMBER 31, 1997     DECEMBER 31, 1998
                                                                        --------------------  --------------------
Statutory U.S. federal income tax provision/tax rate..................  $  17,613       35.0% $  39,280       35.0%
Tax effect of foreign operations and dividends........................      1,436        2.9      2,677        2.4
Amortization of cost in excess of net assets acquired and other
  intangibles.........................................................      2,369        4.7      3,351        3.0
State income taxes, net of federal tax benefit........................        924        1.8      2,925        2.6
Other non-deductible business expenses................................        508        1.0        474        0.4
                                                                        ---------        ---  ---------        ---
Effective income tax provision/tax rate...............................  $  22,850       45.4% $  48,707       43.4%
                                                                        ---------        ---  ---------        ---
                                                                        ---------        ---  ---------        ---

    In accordance with SFAS 109, the net deferred income tax assets at December 31, 1997 and 1998, include the following (in thousands):

                                                                                               1997        1998
                                                                                            ----------  ----------
GROSS DEFERRED INCOME TAX ASSETS:
Accrued liabilities.......................................................................  $  223,881  $  233,695
Net operating loss carryforwards..........................................................      96,253     118,437
Alternative minimum income tax credit carryforwards.......................................       3,025       3,825
                                                                                            ----------  ----------
                                                                                               323,159     355,957
                                                                                            ----------  ----------
GROSS DEFERRED INCOME TAX LIABILITIES:
Tax depreciation in excess of book depreciation...........................................    (197,082)   (247,090)
Prepaids and other........................................................................     (14,457)    (16,592)
                                                                                            ----------  ----------
                                                                                              (211,539)   (263,682)
                                                                                            ----------  ----------
Net deferred income tax assets............................................................  $  111,620  $   92,275
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    In connection with the adoption of Statement of Financial Accounting Standards No. 130, "REPORTING COMPREHENSIVE INCOME" ("SFAS 130"), the Company has included in net deferred income tax assets and

                             AVIS RENT A CAR, INC.

NOTE 11--INCOME TAXES (CONTINUED)
Stockholders' Equity, a decrease of $1.2 million, a decrease of $0.1 million, an increase of $3.8 million, and an increase of $3.1 million related to the income tax effects of the Foreign Currency Translation Adjustment and Minimum Pension Liability for the periods ended October 16, 1996, December 31, 1996, 1997, and 1998, respectively.

    The Company has alternative minimum tax net operating loss carryforwards of $191.4 million. The federal net operating loss carryforward is $318.5 million; the net operating loss carryforward expires as follows: 2000, $7.5 million; 2001, $7.1 million; 2004, $93.1 million; 2007, $67.7 million; 2008, $41.1 million; 2009, $18.3 million; and 2012, $83.7 million.

NOTE 12--TREASURY STOCK

    On September 1, 1998, the Board of Directors authorized the Company to repurchase up to 1,500,000 shares of the outstanding common stock at market prices. On September 23, 1998, the Board of Directors authorized the Company to purchase up to 3,500,000 additional shares of outstanding common stock. For the year ended December 31, 1998, the Company repurchased 2,672,700 shares of common stock at an aggregate cost of $50,960,000. On January 23, 1999, the Company repurchased an additional 1,300,000 common shares from Cendant at a cost of $31,500,000, which reduced Cendant's ownership in the Company's common stock to approximately 20% (see Note 21).

NOTE 13--RETIREMENT BENEFITS

    The Company, through its subsidiary ARACS, sponsors non-contributory defined benefit plans covering employees who are members of certain collective bargaining units and non-union full-time employees hired prior to December 31, 1983 who were age 25 or above on January 1, 1985. ARACS also contributes to union sponsored pension plans.

    Effective January 1, 1999 the Company curtailed its defined benefit plans to its eligible salaried and hourly employees as of June 30, 1985. The Company will recognize a gain as a result of the curtailment during the first quarter of fiscal year ending December 31, 1999.

    Through ARACS, the Company sponsors two Voluntary Investment Savings Plans under a "qualified cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code covering its union and non-union employees. For the periods ended October 16, 1996, December 31, 1996, 1997 and 1998, the Company's cost of these plans was $1.4 million, $0.4 million, $1.8 million and $1.6 million, respectively.

    Included in the non-union Investment Savings Plan, ARACS makes a defined contribution for full-time employees. The contributions are determined at 2% of each covered employee's compensation. Employer contributions for the periods ended October 16, 1996, December 31, 1996, 1997 and 1998 amounted to $1.5 million, $0.4 million, $2.1 million and $2.3 million, respectively.

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

                             AVIS RENT A CAR, INC.

NOTE 13--RETIREMENT BENEFITS (CONTINUED)
    The Company also sponsors several foreign pension plans. The most significant of these is the Canadian pension plan.

    The status of the Company's defined benefit plans at December 31, 1997 and 1998, including the plans to its Salaried and Hourly Employees as of June 1985, the Bargaining Plan, the Non Qualified Defined Benefit Plan and the Canadian Plan is as follows (in thousands):

                                                                           1997        1998
                                                                        ----------  ----------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year...............................  $   89,325  $  106,887
  Service cost........................................................       3,446       2,809
  Interest cost.......................................................       6,956       6,922
  Plan participants' contributions....................................         193         182
  Amendments..........................................................         631         635
  Actuarial gain......................................................       9,266      11,014
  Benefits paid.......................................................      (2,752)     (2,798)
  Foreign currency translation loss...................................        (178)       (400)
                                                                        ----------  ----------
Benefit obligation at end of year.....................................     106,887     125,251
                                                                        ----------  ----------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year........................      77,747      89,816
  Actual return on plan assets........................................       9,707       8,969
  Plan participants' contributions....................................         192         182
  Employer contributions..............................................       5,160       5,908
  Benefits paid.......................................................      (2,628)     (2,798)
  Foreign currency translation loss...................................        (362)       (715)
                                                                        ----------  ----------
Fair value of plan assets at end of year..............................      89,816     101,362
                                                                        ----------  ----------
Funded status.........................................................     (17,071)    (23,889)
Unrecognized net accrual gain.........................................       7,629      16,394
Unrecognized prior service cost.......................................       1,228       1,703
Unrecognized transition asset.........................................      (2,587)     (2,251)
                                                                        ----------  ----------
Accrued benefit cost..................................................  $  (10,801) $   (8,043)
                                                                        ----------  ----------
                                                                        ----------  ----------
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION:
Prepaid benefit cost..................................................  $    1,704  $    1,752
Accrued benefit liability.............................................      (4,351)    (14,340)
Intangible asset......................................................      (8,554)      1,704
Accumulated other comprehensive income................................         400       2,841
                                                                        ----------  ----------
Net amount recognized.................................................  $  (10,801) $   (8,043)
                                                                        ----------  ----------
                                                                        ----------  ----------

                             AVIS RENT A CAR, INC.

NOTE 13--RETIREMENT BENEFITS (CONTINUED)
    Net pension costs of the non-qualified defined benefit plan for the periods ended October 16, 1996, December 31, 1996, 1997 and 1998, include the following components (in thousands):

                                                   JANUARY 1, 1996    OCTOBER 17, 1996      JANUARY 1, 1997      JANUARY 1, 1998
                                                         TO                  TO                   TO                   TO
                                                  OCTOBER 16, 1996    DECEMBER 31, 1996    DECEMBER 31, 1997    DECEMBER 31, 1998
                                                  -----------------  -------------------  -------------------  -------------------
Service cost-benefits earned during the period..      $   2,558           $     359            $   3,446            $   2,809
Interest cost on projected benefit obligation...          4,224                 517                6,956                6,922
Return on assets-expected gain on plan assets...         (5,380)             (1,558)              (6,804)              (7,786)
Net amortization of prior service cost..........            765               1,257                   35                   70
Contributions to union plans and other..........          2,029                 733                3,021                3,894
Amortization of unrecognized net assets at
  transition....................................           (106)                (28)                (132)                (123)
                                                         ------             -------               ------               ------
Net pension cost................................      $   4,090           $   1,280            $   6,522            $   5,786
                                                         ------             -------               ------               ------
                                                         ------             -------               ------               ------

    At December 31, 1997 and 1998, the measurement of the projected benefit obligation was based upon the following assumptions weighted average interest rates:

                                                                                  1997       1998
                                                                                ---------  ---------
Discount rate.................................................................       7.24%      6.00%
Compensation increase.........................................................       4.72%      4.72%
Long-term return on plan assets...............................................       8.81%      8.77%

    The U.S. plans' assets are invested in corporate bonds, U.S. government securities and common stock mutual funds. The Canadian plan's assets are invested in Canadian stocks, bonds, mutual funds, real estate and money market funds.

NOTE 14--EARNINGS PER SHARE ("EPS")

    In calculating basic earnings per share, the shares issued in the initial public offering of 22,425,000 shares together with 8,500,000 shares owned by Cendant, resulting from the 85,000 to 1 stock split on September 24, 1997 (Date of IPO), were used for all periods presented through December 31, 1997. Basic EPS for 1998 was calculated using 34,172,249 weighted-average shares outstanding for the year ended December 31, 1998. Diluted EPS for the year ended December 31, 1997 and 1998 was calculated as follows (in thousands, except share amounts):

                                                                     1997           1998
                                                                 -------------  -------------
DILUTED EPS
Income available to common stockholders........................  $      27,473  $      63,521
                                                                 -------------  -------------
                                                                 -------------  -------------
Weighted average common shares outstanding.....................     30,925,000     34,172,249
Plus: Dilutive effect of the assumed exercise of stock options
  (i)..........................................................        256,134        780,308
                                                                 -------------  -------------
Adjusted weighted average shares outstanding...................     31,181,134     34,952,557
                                                                 -------------  -------------
                                                                 -------------  -------------
Diluted EPS (i)................................................  $        0.88  $        1.82
                                                                 -------------  -------------
                                                                 -------------  -------------

------------------------

(i) Prior to September 23, 1997, there were no stock options outstanding.

                             AVIS RENT A CAR, INC.

NOTE 15--STOCK OPTION PLAN

    On September 23, 1997, the Avis Rent A Car, Inc. 1997 Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors under which 4,620,977 shares of Common Stock were reserved for issuance upon the exercise of options granted to officers, key employees, independent contractors and non-employee Directors of the Company and its designated subsidiaries. On September 23, 1997, 3,953,900 options were granted at $17.00 per share, the fair market value of the Company's common stock on the date of grant. On May 21, 1998, at the Annual Meeting of Stockholders, the shareholders approved an amendment to the Company's Stock Option Plan, increasing the maximum number of shares authorized for issuance under the Stock Option Plan to 6,000,000. At December 31, 1998, approximately 4,443,100 options are outstanding under the Stock Option Plan. The primary purpose of the Stock Option Plan is to provide additional incentive to officers, key employees, independent contractors and non-employee Directors of the Company and to strengthen their commitment to the Company and its subsidiaries.

    Subsequently elected non-employee Directors will receive a like grant under the Stock Option Plan upon election or appointment to the Board of Directors.

    The exercise price of each option under the Stock Option Plan may not be less than the fair market value of a share of Common Stock on the date the option is granted. Options held by an optionee will generally become exercisable as to 20% of the shares covered by such options on the first anniversary of the date of grant and with respect to an additional 20% of the shares covered by such options on each of the four succeeding anniversaries of the date of grant if the optionee continues to be employed or retained as an independent contractor by the Company, on each such date. All options held by an optionee will become fully exercisable (to the extent not already exercisable) if a "change of control transaction" (as defined in the Stock Option Plan) occurs. Shares of Common Stock acquired upon the exercise of the options may be subject to restrictions on transfer which will be set forth in the agreement evidencing the grant of the option. All options granted under the Stock Option Plan, to the extent not exercised, expire on the earliest of (i) the tenth anniversary of the date of grant, (ii) two years following the optionee's termination of employment on account of death, retirement, disability or (iii) one year following the termination of optionee's employment for any other reason.

    Generally, the Board of Directors of the Company may amend or terminate the Stock Option Plan, provided that (i) no such amendment or termination may adversely affect the rights of any participant without the consent of such participant and (ii) to the extent required by any law, regulation or stock exchange rule, no amendment shall be effective without the approval of the Company's stockholders.

    The Company makes no recognition of the options in the financial statements until they are exercised. The Company applies Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" and related Interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standard No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS 123").

                             AVIS RENT A CAR, INC.

NOTE 15--STOCK OPTION PLAN (CONTINUED)
    The following is a summary of stock option activity for the period September 23, 1997 through December 31, 1997 and the year ended December 31, 1998:

                                                                                  WEIGHTED
                                                                                   AVERAGE
                                                                                  EXERCISE
                                                                      SHARES        PRICE
                                                                    ----------  -------------
Granted September 23, 1997 (inception of the stock option plan)...   3,953,900    $   17.00
Forfeited.........................................................     (78,200)   $   17.00
                                                                    ----------       ------
Outstanding at December 31, 1997..................................   3,875,700    $   17.00
Granted...........................................................   1,437,000    $   23.49
Forfeited.........................................................    (869,600)   $   19.32
                                                                    ----------       ------
Outstanding at December 31, 1998..................................   4,443,100    $   18.65
                                                                    ----------       ------
                                                                    ----------       ------
Exercisable Options
December 31, 1998.................................................     759,140    $   17.00
                                                                    ----------       ------
                                                                    ----------       ------

    No options were exercisable at December 31, 1997.

    Pro forma disclosures are provided for the years ended December 31, 1997 and 1998 as if the Company adopted the cost recognition requirements under SFAS 123. The weighted average fair value of each option granted is (estimated on the date of grant using the Black-Scholes option-pricing model) is $9.80 and $11.73 for 1997 and 1998, respectively, using the following assumptions:

                                                                                  1997       1998
                                                                                ---------  ---------
Expected volatility...........................................................       45.0%      40.0%
Risk-free interest rate.......................................................        5.7        6.0
Expected option life in years.................................................        7.5        6.5

    The weighted-average remaining contractual life of the stock options is 9.6 years and 7.3 years at December 31, 1997 and 1998, respectively. Had compensation expense been recognized for the years ended December 31, 1997 and 1998, grants for stock-based compensation plans in accordance with provisions of SFAS 123, the Company would have recorded net income and earnings per share as follows (in thousands, except per share data):

                                                                            1997                      1998
                                                                  ------------------------  ------------------------
                                                                  AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                                                                  -----------  -----------  -----------  -----------
Net income......................................................   $  27,473    $  26,436    $  63,521    $  58,656
                                                                  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------
Basic earnings per share........................................   $     .89    $     .85    $    1.86    $    1.72
                                                                  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------
Diluted earnings per share......................................   $     .88    $     .85    $    1.82    $    1.68
                                                                  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------

NOTE 16--LEASES, AIRPORT CONCESSION FEES AND COMMITMENTS

    The Company is committed to make rental payments under noncancelable operating leases relating principally to vehicle rental facilities and equipment. Under certain leases, the Company is obligated to pay

                             AVIS RENT A CAR, INC.

NOTE 16--LEASES, AIRPORT CONCESSION FEES AND COMMITMENTS (CONTINUED) certain additional costs, such as property taxes, insurance and maintenance. Airport concession agreements usually require a guaranteed minimum amount plus contingent fees, which are generally based on a percentage of revenues.

    Operating lease payments and net airport concession fees charged to expense for the periods ended October 16, 1996, December 31, 1996, 1997 and 1998 are as follows (in thousands):

                                                        OCTOBER 17, 1996
                                      JANUARY 1, 1996       (DATE OF
                                            TO            ACQUISITION)
                                        OCTOBER 16,            TO              YEAR ENDED         YEAR ENDED
                                           1996         DECEMBER 31, 1996   DECEMBER 31, 1997  DECEMBER 31, 1998
                                      ---------------  -------------------  -----------------  -----------------
Minimum fees........................    $    88,787         $  23,576          $   122,015        $   147,034
Contingent fees.....................         61,290            13,220               72,954             34,944
                                      ---------------         -------             --------           --------
                                            150,077            36,796              194,969            181,978
Less sublease rentals...............         (3,843)           (1,000)              (4,741)            (4,701)
                                      ---------------         -------             --------           --------
                                        $   146,234         $  35,796          $   190,228        $   177,277
                                      ---------------         -------             --------           --------
                                      ---------------         -------             --------           --------

    Future minimum rental commitments under noncancelable operating leases amounted to approximately $467.8 million at December 31, 1998. The minimum rental payments due in each of the next five years ending December 31, and thereafter, are as follows (in thousands):

1999...............................................................  $  89,185
2000...............................................................     73,512
2001...............................................................     58,671
2002...............................................................     43,841
2003...............................................................     26,195
Thereafter.........................................................    176,430

    At December 31, 1998, future minimum rental commitments include $75.0 million due to a subsidiary of Cendant, related to the Company's corporate headquarters and Virginia Beach processing facility.

    In addition to the Company's lease commitments, the Company has outstanding purchase commitments of approximately $2.1 billion at December 31, 1998, which relate principally to vehicle purchases.

NOTE 17--SEGMENT INFORMATION

    The Company operates in one industry segment, the rental car business. The Company's rental car business rents vehicles to business and leisure travelers, and is divided into four main geographic areas; the United States, Australia/New Zealand, Canada, and other Foreign Operations. Revenue generated from the car rental business is recorded in the country in which the vehicle is rented. The accounting policies of each geographic area are the same as those described in the summary of significant accounting policies

                             AVIS RENT A CAR, INC.

NOTE 17--SEGMENT INFORMATION (CONTINUED)
(see Note 1). The operations within major geographic areas for the periods ended October 16, 1996, December 31, 1996, 1997 and 1998 are summarized as follows (in thousands):

                                                                  PERIOD ENDED OCTOBER 16, 1996
                                                -----------------------------------------------------------------
                                                                                           OTHER
                                                   UNITED      AUSTRALIA/                 FOREIGN
                                                   STATES     NEW ZEALAND     CANADA    OPERATIONS   CONSOLIDATED
                                                ------------  ------------  ----------  -----------  ------------
Revenue.......................................  $  1,313,619   $  105,401   $   69,814   $  15,839    $1,504,673
                                                ------------  ------------  ----------  -----------  ------------
                                                ------------  ------------  ----------  -----------  ------------
Total assets..................................  $  2,858,008   $  115,082   $  147,617   $  65,796    $3,186,503
                                                ------------  ------------  ----------  -----------  ------------
                                                ------------  ------------  ----------  -----------  ------------

                                                                 PERIOD ENDED DECEMBER 31, 1996
                                                -----------------------------------------------------------------
                                                                                           OTHER
                                                   UNITED      AUSTRALIA/                 FOREIGN
                                                   STATES     NEW ZEALAND     CANADA    OPERATIONS   CONSOLIDATED
                                                ------------  ------------  ----------  -----------  ------------
Revenue.......................................  $    312,194   $   31,107   $   13,467   $   6,076    $  362,844
                                                ------------  ------------  ----------  -----------  ------------
                                                ------------  ------------  ----------  -----------  ------------
Total assets..................................  $  2,839,188   $  120,216   $  122,657   $  49,171    $3,131,232
                                                ------------  ------------  ----------  -----------  ------------
                                                ------------  ------------  ----------  -----------  ------------

                                                                  YEAR ENDED DECEMBER 31, 1997
                                                -----------------------------------------------------------------
                                                                                           OTHER
                                                   UNITED      AUSTRALIA/                 FOREIGN
                                                   STATES     NEW ZEALAND     CANADA    OPERATIONS   CONSOLIDATED
                                                ------------  ------------  ----------  -----------  ------------
Revenue.......................................  $  1,804,478   $  131,228   $   85,021   $  25,427    $2,046,154
                                                ------------  ------------  ----------  -----------  ------------
                                                ------------  ------------  ----------  -----------  ------------
Total assets..................................  $  4,001,186   $   98,145   $  131,987   $  51,339    $4,282,657
                                                ------------  ------------  ----------  -----------  ------------
                                                ------------  ------------  ----------  -----------  ------------

                                                                  YEAR ENDED DECEMBER 31, 1998
                                                -----------------------------------------------------------------
                                                                                           OTHER
                                                   UNITED      AUSTRALIA/                 FOREIGN
                                                   STATES     NEW ZEALAND     CANADA    OPERATIONS   CONSOLIDATED
                                                ------------  ------------  ----------  -----------  ------------
Revenue.......................................  $  2,061,967   $  115,790   $   92,402   $  27,423    $2,297,582
                                                ------------  ------------  ----------  -----------  ------------
                                                ------------  ------------  ----------  -----------  ------------
Total assets..................................  $  4,209,835   $   98,361   $  148,230   $  48,636    $4,505,062
                                                ------------  ------------  ----------  -----------  ------------
                                                ------------  ------------  ----------  -----------  ------------

                             AVIS RENT A CAR, INC.

NOTE 18--SELECTED QUARTERLY FINANCIAL DATA

                                                                              QUARTERS ENDED
                                                          -------------------------------------------------------
                                                           MARCH 31,      JUNE 30,    SEPTEMBER 30,  DECEMBER 31,
                                                              1997          1997          1997           1997
                                                          ------------  ------------  -------------  ------------
Revenue.................................................  $    456,014  $    489,633   $   580,049    $  520,458
Costs and expenses......................................       449,031       472,256       555,096       519,448
                                                          ------------  ------------  -------------  ------------
Income before provision for income taxes................         6,983        17,377        24,953         1,010
Provision for income taxes..............................         2,778         8,476        11,085           511
                                                          ------------  ------------  -------------  ------------
Net income..............................................  $      4,205  $      8,901   $    13,868    $      499
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------
Earnings per share:
Basic...................................................  $        .14  $        .29   $       .45    $      .02
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------
Diluted.................................................  $        .14  $        .29   $       .45    $      .02
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------
Shares of Common Stock outstanding:
Basic...................................................    30,925,000    30,925,000    30,925,000    30,925,000
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------
Diluted.................................................    30,925,000    30,925,000    30,925,000    31,949,535
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------

                                                                              QUARTERS ENDED
                                                          -------------------------------------------------------
                                                           MARCH 31,      JUNE 30,    SEPTEMBER 30,  DECEMBER 31,
                                                              1998          1998          1998           1998
                                                          ------------  ------------  -------------  ------------
Revenue.................................................  $    511,390  $    575,280   $   652,385    $  558,527
Costs and expenses......................................       498,161       535,370       599,679       552,144
                                                          ------------  ------------  -------------  ------------
Income before provision for income taxes................        13,229        39,910        52,706         6,383
Provision for income taxes..............................         5,821        17,560        22,568         2,758
                                                          ------------  ------------  -------------  ------------
Net income..............................................  $      7,408  $     22,350   $    30,138    $    3,625
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------
Earnings per share:
  Basic.................................................  $        .24  $        .62   $       .85    $      .11
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------
  Diluted...............................................  $        .23  $        .61   $       .83    $      .11
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------
Shares of Common Stock outstanding:
  Basic.................................................    31,425,000    35,925,000    35,608,000    33,690,798
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------
  Diluted...............................................    32,561,483    36,730,233    36,180,000    34,068,603
                                                          ------------  ------------  -------------  ------------
                                                          ------------  ------------  -------------  ------------

NOTE 19--RELATED PARTY TRANSACTIONS

    The Company and Avis Europe, plc cooperate jointly in marketing and promotional activities, the exchange of reservations, the honoring of charge cards and vouchers, and the transfer of the related billings. Two members of the Company's board of directors are executive officers of Cendant and also serve on the board of Avis Europe Limited, the parent company of Avis Europe, plc.

    During the period ended October 16, 1996, the Company purchased from General Motors approximately $1.8 billion of vehicles net of incentives and allowances (see Notes 1 and 4).

                             AVIS RENT A CAR, INC.

NOTE 19--RELATED PARTY TRANSACTIONS (CONTINUED)
    Vehicle manufacturers offer vehicle repurchase programs on an ongoing basis to assist in the acquisition and disposition of vehicles. These programs generally allow the Company, at its option, subject to certain provisions, to sell the vehicles back to the manufacturers at pre-determined prices. Amounts included under these programs are reflected in "Accounts receivable, net" on the accompanying consolidated statement of financial position at December 31, 1998 (see Note 4). Under the terms of certain financing agreements with General Motors, the Company is required to purchase a significant percentage of its fleet from local dealers of General Motors subject to market conditions. In addition, the Company participates in an arrangement whereby General Motors provides payments for purchasing and promoting a specified number and mix of vehicles (see Note 6).

    At December 31, 1998, the Company is affiliated with Cendant, which owns approximately 20% of the Company as of January 23, 1999. For the years ended December 31, 1997 and 1998, the Company earned revenues of approximately $2.2 million and $62.1 million, respectively, from Cendant and its subsidiary companies, of which approximately $76 thousand and $745 thousand was outstanding and is included in accounts receivable on the accompanying Consolidated Statements of Financial Position at December 31, 1997 and 1998. The Company purchased approximately $90.6 million and $91.0 million in 1997 and 1998, respectively, of goods and services from these affiliated companies.

NOTE 20--LITIGATION

    From time to time, the Company is subject to routine litigation incidental to its business. The Company maintains insurance policies that cover most of the actions brought against the Company. The Company is not currently involved in any legal proceeding which it believes would have a material adverse effect upon its financial condition or results of operations.

NOTE 21--SUBSEQUENT EVENTS

    On March 19, 1999, the Company purchased the common stock and franchise rights of Rent A Car Company, Incorporated, of Richmond, Virginia for $10.2 million. Cost in excess of the fair value of net assets acquired at March 19, 1999, is approximately $7.6 million. The Company financed this transaction through internally generated funds.

    From January 1, 1999 through March 10, 1999, the Company under its Common Stock Repurchase Program, purchased 2,013,100 shares of common stock at an aggregate cost of $48.0 million including 1.3 million shares, which were repurchased from Cendant at a cost of $31.5 million. As of March 10, 1999, under the Company's Common Stock Repurchase Program, the Company has cumulatively repurchased 4,685,800 common shares at an average cost of approximately $21 per share.

                               Board of Directors
================================================================================

                                Martin L. Edelman
                          Interim Chairman of the Board

                                W. Alun Cathcart
                            Chairman, Avis Europe plc

                             Leonard S. Coleman, Jr.
               President, National League of Professional Baseball

                                Deborah L. Harmon
            Principal, Office of the President, J.E. Robert Companies

                               R. Craig Hoenshell
                     Senior Advisor to Avis Rent A Car, Inc.

                                Stephen P. Holmes
                       Vice Chairman, Cendant Corporation

                               Michael J. Kennedy
                                    Attorney

                                Michael P. Monaco
                       Vice Chairman, Cendant Corporation
        Chairman and Chief Executive Officer, Alliance Marketing Division

                                F. Robert Salerno
                      President and Chief Operating Officer

                               Michael L. Tarnopol
                Vice Chairman of The Bear Stearns Companies Inc.

                                    Officers
================================================================================

F. Robert Salerno                            Richard S. Jacobson
President and Chief Operating Officer        Vice President--Tax

Kevin M. Sheehan                             Gerard J. Kennell
Executive Vice President and                 Vice President and Treasurer
Chief Financial Officer
                                             James A. Keyes
Thomas J. Byrnes                             Vice President--Human Resources,
Senior Vice President--Sales                 Staffing and Diversity

Maria M. Miller                              Karen C. Sclafani
Senior Vice President--Marketing             Vice President, General Counsel and
                                             Secretary
Michael P. Collins
Vice President--International                Timothy M. Shanley
                                             Vice President and Controller

                                Field Operations
================================================================================
Kerry L. Morris                              Thomas J. Tobias
Vice President, Western Area                 Vice President, Northeast Area

George Proos                                 James R. Weber
Vice President, Southeast Area               Vice President, Central Area

================================================================================
Registrar and Transfer Agent:                Auditors:
Harris Trust and Savings Bank                Deloitte & Touche LLP
311 West Monroe, 11th Floor                  Two World Financial Center
P.O. Box A3504                               New York, New York 10281-1418
Chicago, Illinois 60690-3504

                              Investor Information:
                                Elizabeth Logler
                         Director of Investor Relations
                              Avis Rent A Car, Inc.
                              900 Old Country Road
                           Garden City, New York 11530
                                  516-222-4795

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

1999 Wizard Co., Inc.

3/99                                                                      DTPP/M

--------------------------------------------------------------------------------